Third Quarter
Report to
Shareholders
Three and nine months ended
September 30, 2024
Manulife Financial Corporation
1  Record levels of total company annualized premium equivalent (“APE”) sales, new business contractual service margin (“new business CSM”) and new business value (“NBV”).
2  Core earnings is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 3Q24 Management’s Discussion and Analysis (“3Q24 MD&A”).
3  Percentage growth / declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), core EPS excluding the impact of GMT, and new business contractual service margin net of NCI (“new business CSM”) are stated on a constant exchange rate basis and are non-GAAP ratios.
4  Core EPS, core EPS excluding the impact of GMT, core ROE, core EBITDA margin, highest potential businesses core earnings contribution, and expense efficiency ratio are non-GAAP ratios.
5  On June 20, 2024, Canada enacted the Global Minimum Tax Act. The impact was reflected in Corporate & Other in situations where GMT was not substantively enacted in local jurisdictions where we operated as of September 30, 2024.
6  Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at September 30, 2024. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements
guideline.
7  For more information on APE sales, NBV, and Global Wealth and Asset Management (“Global WAM”) net flows, see “Non-GAAP and other financial measures” in our 3Q24 MD&A. Percentage growth/decline in APE sales and NBV are stated on a constant exchange rate basis.
8  Refer to “Results at a Glance” for 3Q24 and 3Q23 results.
9  As of October 31, 2024.

Manulife Financial Corporation – Third Quarter 2024	1
Manulife Financial Corporation (“Manulife” or the “Company”) reported its third quarter results for the period ended September 30, 2024, delivering record core earnings and insurance new business results1.
Key highlights for the third quarter of 2024 (“3Q24”) include:
•Core earnings2 of $1.8 billion, up 4% on a constant exchange rate basis3 from the third quarter of 2023
(“3Q23”)
•Net income attributed to shareholders of $1.8 billion, up $0.8 billion from 3Q23
•Core EPS4 of $1.00, up 7%3 from 3Q23. EPS of $1.00, up 91%3 from 3Q23
•Excluding the impact of Global Minimum Taxes (“GMT”)5, core EPS4 was $1.03, up 11%3 from 3Q23
•Core ROE4 of 16.6% and ROE of 16.6%
•LICAT ratio6 of 137%
•APE sales up 40%7, new business CSM up 47%3 and new business value (“NBV”) up 39%7 from 3Q238
•Global Wealth and Asset Management net inflows7 of $5.2 billion, up from net outflows of $0.8 billion in 3Q23
“We continued to drive momentum and delivered strong results in the third quarter, evident in record total company core earnings, substantial top-line growth across our operating segments and steady growth in our book value per share. In Global WAM, we generated a 37% increase in core earnings year-over-year, and our core EBITDA margin4 further improved to 27.8% driven by strong AUMA growth and higher operating leverage.
In Asia, we reached record levels of APE sales, new business CSM and NBV, while delivering 17% growth in core earnings. On a year-to-date basis, we generated 70% of core earnings from our highest potential businesses4 which contributed to a 14% growth in core EPS excluding the impact of GMT. We remain focused on executing against our strategic priorities and delivering on our financial targets to bring a strong close to
2024, and I am optimistic in our ability to continue generating value to our shareholders.”
— Roy Gori, Manulife President & Chief Executive Officer
“We have made progress on our financial targets unveiled at our Investor Day this year. Core ROE of 16.6%
reflects strong business performance and disciplined capital allocation. We remain diligent in our expense management with 45.0% expense efficiency ratio4 on a year-to-date basis, in-line with our medium-term target of less than 45%. Our balance sheet is strong, and we returned more than $2 billion to our shareholders through our common share buyback program since the start of 20249.”
— Colin Simpson, Manulife Chief Financial Officer
1  Percentage growth / declines in net income attributed to shareholders is stated on a constant exchange rate basis and is a non-GAAP ratio.
2  For more information on gross flows and average asset under management and administration (“average AUMA”), see “Non-GAAP and other financial measures”
in our 3Q24 MD&A. Percentage growth/decline in net flows, gross flows and average AUMA are stated on a constant exchange rate basis.
3  Adjusted book value per common share (“adjusted BV per common share”) and financial leverage ratio are non-GAAP ratios.

Manulife Financial Corporation – Third Quarter 2024	2
Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	3Q24	3Q23	Change[1,2]	2024	2023	Change
Net income attributed to shareholders	$1,839	$1,013	82%	$3,747	$3,444	8%
Core earnings	$1,828	$1,743	4%	$5,319	$4,911	8%
EPS ($)	$1.00	$0.52	91%	$1.97	$1.76	11%
Core EPS ($)	$1.00	$0.92	7%	$2.84	$2.55	12%
ROE	16.6%	9.5%	7.1 pps	11.3%	10.8%	0.5 pps
Core ROE	16.6%	16.8%	-0.2 pps	16.3%	15.7%	0.6 pps
Book value per common share ($)	$24.40	$22.42	9%	$24.40	$22.42	9%
Adjusted BV per common share ($)[3]	$34.97	$30.67	14%	$34.97	$30.67	14%
Financial leverage ratio (%)[3]	23.5%	25.2%	-1.7 pps	23.5%	25.2%	-1.7 pps
APE sales	$2,347	$1,657	40%	$6,137	$4,890	26%
New business CSM	$759	$507	47%	$2,045	$1,541	33%
NBV	$843	$600	39%	$2,235	$1,694	32%
Global WAM net flows ($ billions)	$5.2	$(0.8)	-%	$12.0	$5.8	110%
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
	3Q24	3Q23	Change[2]	2024	2023	Change
Asia (US$)
Net income attributed to shareholders	$606	$63	877%	$1,300	$543	136%
Core earnings	453	390	17%	1,413	1,104	31%
APE sales	1,372	835	64%	3,242	2,582	28%
New business CSM	435	300	45%	1,148	845	38%
NBV	481	310	55%	1,194	900	35%
Canada
Net income attributed to shareholders	$430	$290	48%	$782	$826	(5)%
Core earnings	412	408	1%	1,178	1,135	4%
APE sales	343	431	(20)%	1,313	1,046	26%
New business CSM	95	51	86%	241	154	56%
NBV	143	153	(7)%	459	351	31%
U.S. (US$)
Net income attributed to shareholders	$5	$53	(91)%	$23	$327	(93)%
Core earnings	302	329	(8)%	940	955	(2)%
APE sales	97	79	23%	303	275	10%
New business CSM	52	40	30%	178	187	(5)%
NBV	34	25	36%	112	99	13%
Global WAM
Net income attributed to shareholders	$498	$318	55%	$1,213	$932	29%
Core earnings	499	361	37%	1,255	968	29%
Gross flows ($ billions)[2]	41.3	34.3	19%	128.2	108.2	18%
Average AUMA ($ billions)[2]	963	813	16%	924	812	13%
Core EBITDA margin (%)	27.8%	26.9%	90 bps	26.6%	24.7%	190 bps
1  Manulife Pro is available in Singapore, Vietnam, Indonesia, Japan and Hong Kong.
2  Net promoter score (“NPS”).
3  Compared with registration in May 2024, prior to the soft launch of the app in June 2024.
4  Jianhui Zhao, Liying Xu, et al - Global trends in incidence, death, burden and risk factors of early-onset cancer from 1990 to 2019: BMJ Oncology 2023.

Manulife Financial Corporation – Third Quarter 2024	3
Strategic Highlights
We are driving profitable top-line growth through product and distribution innovations
In Asia, we continued the rollout of Manulife Pro, our proprietary recognition and activation program for top-tier agents, to Hong Kong in July. This key initiative contributed to improved productivity, reflecting our investments in our agency force and contributing to over 20% year-over-year growth in agency NBV and agency APE sales in
3Q24. With this expansion Manulife Pro is now available in five of our markets1.
In addition, we further enhanced our high-net-worth offerings with the launch of two innovative new products:
Manulife Global Indexed UL PRO in our International High Net Worth business and Signature Indexed Income in
Singapore. These offerings build on our capabilities to meet the complex and evolving protection, legacy planning and wealth management needs of high-net-worth customers.
In the U.S., we expanded a differentiated enhancement to our entire suite of survivorship solutions, allowing customers to proactively address their estate planning needs now in anticipation of potential estate tax changes in
2026.
In Global WAM, we announced the closing of a $1.1 billion institutional fund - Manulife Private Equity Partners II.
This fund is part of our ongoing effort to provide specialized solutions for institutional investors seeking greater exposure to opportunities in the growing North American private equity market.
We are elevating the customer experience with continued digital and AI enhancements
In Asia, we improved customer experience and the operational efficiency of our Japan contact centre as part of global contact centre transformation initiatives. Our further enhancement of voice bot capabilities and the application of AI contributed to a record high transactional NPS2 on a year-to-date basis. AI-enabled speech-to-text and call summarization enhancements reduced average contact centre handling time by 28% compared with
3Q23.
Furthermore, we launched new mobile apps in Vietnam and Indonesia as part of our program to create a unified customer app experience in each of our Asia markets. These apps now enable customers to seamlessly conduct a wide range of policy management activities including accessing policy information, making premium payments, tracking claim status, updating personal information and downloading contracts. Since the launch of the new mobile app in Vietnam in August, monthly customer registrations have nearly doubled3.
In the U.S., we entered into a strategic distribution partnership with Ethos – a life insurance technology company focused on simplifying the purchase experience – to provide prospective customers and nearly 9,000 newly appointed agents with instant coverage decisions for our Simple Term solution via the Ethos platform.
In Global WAM, we launched an AI-powered planning tool in our wealth platform in Canada Retail to enhance support for advisors and their clients, delivering an elevated service experience through streamlined financial planning processes and personalized advice and solutions.
We are helping our customers live longer, healthier, and better lives
In Canada, we further enhanced our mobile app for the Manulife Vitality program with tailored activity recommendations to provide customers with a more personalized app experience to help them achieve their health and wellness goals. Continuous improvements have resulted in a 9% increase in utilization year-over-year.
In the U.S., we provided access to GRAIL’s Galleri® multi-cancer early detection test to certain eligible John
Hancock Vitality members ages 40 to 49 (previously ages 50 and up). This change aligns our offering with recent medical research indicating a significant increase in early-onset cancer diagnoses4, reinforcing our commitment to early detection and better health outcomes for our members.
1    See section A1 “Profitability” in our 3Q24 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.
2    For more information on new business value margin (“NBV margin”), see “Non-GAAP and other financial measures” below.

Manulife Financial Corporation – Third Quarter 2024	4
Strong earnings driven by continued business growth and improved market experience1
Core earnings of $1.8 billion in 3Q24, up 4% from 3Q23
The increase reflected strong business growth led by Global WAM and Asia, and a lower net charge in the provision for Expected Credit Loss (“ECL”), more than offsetting the impacts of GMT and reinsurance transactions closed earlier this year.
•Asia core earnings were up 17%, reflecting continued business growth momentum and benefits from updates to actuarial methods and assumptions in 2023 and 2024.
•Global WAM core earnings hit a record level in 3Q24 and grew 37%, driven by higher net fee income from favourable market impacts and positive net flows, favourable tax true-ups and benefits, and continued expense discipline.
•Canada core earnings increased 1% as strong business growth in Group Insurance more than offset the impact of less favourable claims experience in 3Q24.
•U.S. core earnings were down 8%, primarily due to lower investment spreads, impact from the previously completed reinsurance transaction and the annual review of actuarial methods and assumptions, partially offset by a lower charge in the ECL provision and more favourable claims experience in life.
•Corporate and Other core earnings decreased $123 million, mainly due to the impact of GMT and higher interest on capital allocated to operating segments.
Net Income attributed to shareholders of $1.8 billion in 3Q24, $0.8 billion higher compared with 3Q23
The $0.8 billion increase in net income reflects improved market experience and core earnings growth, partially offset by lower tax-related benefits and a higher net charge from the annual review of actuarial methods and assumptions. The net gain from market experience in 3Q24 was primarily related to higher-than-expected returns from public equity and net realized gains from the sale of debt instruments, partially offset by lower-than-expected returns on alternative long-duration assets mainly related to real estate investments.
Record levels across all three insurance new business metrics for total company and Asia segment, and strong net inflows in Global WAM
Significant momentum continued into 3Q24 as the insurance business generated year-over-year growth of 40%, 47% and  39% in APE sales, new business CSM and NBV, respectively.
•Asia led with broad-based growth, generating 64%, 45% and 55% year-over-year growth in APE sales, new business CSM and NBV, respectively, reflecting higher sales volumes in Hong Kong, mainland
China, Singapore and Japan. NBV margin2 remained resilient at 38.8%.
•Canada delivered solid new business results; higher sales in participating life insurance and Group
Insurance were more than offset by the non-recurrence of a large affinity market sale in 3Q23. APE sales and NBV were down 20% and 7%, respectively, while new business CSM increased 86% due to strong individual insurance and segregated fund sales.
•U.S. delivered double-digit growth in APE sales, new business CSM and NBV of 23%, 30% and 36%, respectively, reflecting a rebound in demand from affluent customers for accumulation insurance products.
Global WAM net inflows of $5.2 billion in 3Q24, increased $6.0 billion compared with net outflows of $0.8 billion in 3Q23, reflecting strong Retail net flows across all geographies
•Retirement net inflows of $0.6 billion in 3Q24 increased from net outflows of $3.4 billion in 3Q23, primarily driven by the non-recurrence of a large-case retirement plan redemption in the U.S. in 3Q23.
•Retail net inflows of $3.9 billion in 3Q24 increased from net outflows of $0.2 billion in 3Q23, due to increased demand for investment products amid an equity market recovery and improved investor sentiment, as well as the onboarding of several new advisors in Canada wealth.
•Institutional Asset Management net inflows of $0.7 billion in 3Q24 decreased compared with net inflows of
$2.8 billion in 3Q23, reflecting higher redemptions in fixed income mandates.
1  Net of non-controlling interests (“NCI”).
2  Post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 3Q24 MD&A.
3  This amount excludes the portion related to NCI.

Manulife Financial Corporation – Third Quarter 2024	5
Growth in new business continues to drive higher organic CSM and CSM balance
CSM1 was $20,930 million as at September 30, 2024
CSM increased $490 million compared with December 31, 2023. Organic CSM movement contributed $724 million of the increase for the first three quarters of 2024, primarily driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and adverse insurance experience.
Inorganic CSM movement was a decrease of $234 million for the same period, primarily driven by the impacts of reinsurance transactions and the annual review of actuarial methods and assumptions, partially offset by favourable impacts of changes in foreign currency exchange rates and equity market performance. Post-tax CSM net of NCI2 was $18,595 million as at September 30, 2024.
Annual Review of Actuarial Methods and Assumptions
We completed our annual review of actuarial methods and assumptions, which resulted in a net favourable impact of a $174 million3 decrease in pre-tax fulfillment cash flows. Under IFRS 17, the impact of the annual review of actuarial methods and assumptions is reported in several places. The $174 million decrease in pre-tax fulfillment cash flows in 3Q24 was comprised of a decrease in pre-tax net income attributed to shareholders of $250 million
($199 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $29 million
($21 million post-tax), a decrease in CSM of $421 million, an increase in pre-tax other comprehensive income attributed to shareholders of $771 million ($632 million post-tax), and an increase in pre-tax other comprehensive income attributed to participating policyholders of $45 million ($32 million post-tax). The actuarial review this year included updates to our lapse assumptions for non-participating products in our U.S. life insurance business and in our International High Net Worth business in Asia segment, updates to discount rates used in the valuation of our non-participating business, a review of our reinsurance contracts and risk adjustment, updates to our global expense assumptions, updates to mortality and morbidity assumptions in certain products in Asia, as well as other methodology refinements.

Manulife Financial Corporation – Third Quarter 2024	6
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) is current as of November 6, 2024, unless otherwise noted.
This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2024 and the MD&A and audited Consolidated Financial Statements contained in our 2023 Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see “Risk
Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2023 Annual
Report (“2023 MD&A”) and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated. Any information contained in, or otherwise accessible through, websites mentioned in this MD&A does not form a part of this document.
CONTENTS

A.  TOTAL COMPANY PERFORMANCE
1.Profitability
2.Business performance
3.Financial strength
4.Assets under management and administration
5.Impact of foreign currency exchange rates
6.Business highlights
7.Strategic priorities
B.  PERFORMANCE BY SEGMENT
1.Asia
2.Canada
3.U.S.
4.Global Wealth and Asset Management
5.Corporate and Other

C. RISK MANAGEMENT AND RISK FACTORS
UPDATE
1.Variable annuity and segregated fund guarantees
2.Caution related to sensitivities
3.Publicly traded equity performance risk sensitivities
and exposure measures
4.Interest rate and spread risk sensitivities and
exposure measures
5.Alternative long-duration asset performance risk
sensitivities and exposure measures
6.Strategic and product risk factors update
D.  CRITICAL ACTUARIAL AND ACCOUNTING
POLICIES
1.Critical actuarial and accounting policies
2.Actuarial methods and assumptions
3.Sensitivity to changes in assumptions
4.Accounting and reporting changes
E.    OTHER
1.Outstanding common shares - selected information
2.Legal and regulatory proceedings
3.Non-GAAP and other financial measures
4.Caution regarding forward-looking statements
5.Quarterly financial information
6.Revenue
7.Other

1 Percentage growth / declines in core earnings, pre-tax core earnings, core expenses, general expenses, contractual service margin (“CSM”) net of non-
controlling interests (“NCI”), new business contractual service margin (“new business CSM”), assets under management and administration (“AUMA”), assets under management (“AUM”), core earnings before interest, taxes, depreciation and amortization (“core EBITDA”), and Manulife Bank average net lending assets are stated on a constant exchange rate basis, a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.
2    For more information on this metric, see “Non-GAAP and other financial measures” below.
3    The GA Reinsurance Transaction closed February 22, 2024 with an effective date of January 1, 2024. The RGA Reinsurance Transaction closed April 2, 2024.

Manulife Financial Corporation – Third Quarter 2024	7
A      TOTAL COMPANY PERFORMANCE
A1    Profitability

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q24	2Q24	3Q23	2024	2023
Net income (loss) attributed to shareholders	$1,839	$1,042	$1,013	$3,747	$3,444
Core earnings(1)	$1,828	$1,737	$1,743	$5,319	$4,911
Diluted earnings (loss) per common share ($)	$1.00	$0.52	$0.52	$1.97	$1.76
Diluted core earnings per common share (“Core EPS”) ($)(2)	$1.00	$0.91	$0.92	$2.84	$2.55
ROE	16.6%	9.0%	9.5%	11.3%	10.8%
Core return on shareholders’ equity (“Core ROE”)(2)	16.6%	15.7%	16.8%	16.3%	15.7%
Expense efficiency ratio(2)	44.4%	45.4%	44.3%	45.0%	45.5%
General expenses	$1,204	$1,225	$1,042	$3,531	$3,150
Core expenses(1)	$1,716	$1,713	$1,622	$5,102	$4,825
(1) This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(2) This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

Quarterly profitability
Manulife’s net income attributed to shareholders was $1,839 million in the third quarter of 2024 (“3Q24”) compared with $1,013 million in the third quarter of 2023 (“3Q23”). Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,828 million in 3Q24 compared with $1,743 million in 3Q23, and items excluded from core earnings, which amounted to a net gain of $11 million in 3Q24 compared with a net charge of $730 million in 3Q23. The effective tax rate on net income (loss) attributed to shareholders was a tax expense of 11% in 3Q24 compared with a recovery of 7% in 3Q23 reflecting $100 million of tax benefits in 3Q24 compared with $290 million in 3Q23, a charge related to Global Minimum Taxes (“GMT”) in 3Q24 and the jurisdictional mix of pre-tax profits.
Net income attributed to shareholders in 3Q24 increased $826 million compared with 3Q23, primarily reflecting improved market experience and core earnings growth, partially offset by lower tax-related benefits, a higher net charge from the annual review of actuarial methods and assumptions and a charge to items excluded from core earnings related to GMT. The net gain from market experience of $186 million in 3Q24 was primarily related to higher-than-expected returns from public equity and net realized gains from the sale of debt instruments, partially offset by lower-than-expected returns on alternative long-duration assets (“ALDA”) mainly related to real estate investments.
Core earnings increased $85 million or 4% on a constant exchange rate basis1 compared with 3Q23. The increase was driven by higher core earnings in Global Wealth and Asset Management (“Global WAM”), largely reflecting an increase in net fee income from higher average assets under management and administration2 (“average AUMA”)
and positive net flows2, along with disciplined expense management and favourable tax true-ups and tax benefits.
In addition, growth in our insurance business, a lower charge in the expected credit loss (“ECL”) provision in 3Q24 and the impact of updates to actuarial methods and assumptions in 2023 also contributed to higher core earnings.
These increases were partially offset by lower expected investment earnings and a charge related to GMT. The reinsurance transaction with Global Atlantic (“GA Reinsurance Transaction”)3 reduced core earnings by $21 million in 3Q24 compared with 3Q23 reflecting the impact on expected earnings on insurance contracts, expected investment earnings, and insurance experience. The reinsurance transaction with the RGA Life Insurance
Company of Canada (“RGA Reinsurance Transaction”)3 reduced core earnings by $2 million in 3Q24 compared with 3Q23.
The components of the items excluded from core earnings are outlined in the table below and the annual review of actuarial methods and assumptions that flow directly through income is discussed in section D2 “Actuarial methods and assumptions” below.

Manulife Financial Corporation – Third Quarter 2024	8
Year-to-date profitability
Net income attributed to shareholders for the nine months ended September 30, 2024 was $3,747 million compared with $3,444 million for the nine months ended September 30, 2023. Year-to-date core earnings amounted to $5,319 million in 2024 compared with $4,911 million in the same period of 2023, and items excluded from year-to-date core earnings amounted to a net charge of $1,572 million in 2024 compared with a net charge of
$1,467 million in the same period of 2023. The effective tax rate on year-to-date net income (loss) attributed to shareholders was 16% in 2024 compared with 12% for the same period in 2023.
Year-to-date net income attributed to shareholders in 2024 increased $303 million compared with 2023 due to improved market experience in public equities, ALDA, and derivatives and hedge accounting ineffectiveness, and growth in core earnings. This was partially offset by the impact of the $958 million net loss attributed to the GA and
RGA Reinsurance Transactions recorded in items excluded from core earnings, primarily related to market experience from the sale of fair value through Other Comprehensive Income (“FVOCI”) debt instruments (there is an offsetting change in other comprehensive income (“OCI”) attributed to shareholders resulting in a neutral impact to book value), lower tax-related benefits, a higher net charge from the annual review of actuarial methods and assumptions and a charge to items excluded from core earnings related to GMT. Year-to-date market experience was a net charge of $1,258 million in 2024 primarily reflecting the net loss from above-noted GA and RGA
Reinsurance Transactions, lower-than-expected returns on ALDA, largely related to real estate and private equity investments, partially offset by higher-than-expected returns on public equities and a gain from derivatives and hedge accounting ineffectiveness.
Year-to-date core earnings in 2024 increased $408 million or 8% compared with the same period of 2023. The increase was driven by higher core earnings in Global WAM, reflecting an increase in net fee income from higher average AUMA and positive net flows, along with disciplined expense management and tax true-ups and tax benefits. In addition, strong growth in our insurance business, a lower charge in the ECL provision in 2024 and the impact of updates to actuarial methods and assumptions in 2023 also contributed to higher core earnings. These increases were partially offset by a charge related to GMT, lower expected investment earnings, higher workforce-
related costs, including higher performance-related costs, and lower gains from updates to provisions for estimated losses in our Property & Casualty Reinsurance business compared with prior year. In addition, year-to-date core earnings reflected adverse net insurance experience in the U.S., partially offset by improved experience in Asia.
The GA Reinsurance Transaction reduced year-to-date core earnings by $64 million in 2024 compared with 2023, attributable to the impact on expected earnings on insurance contracts, expected investment earnings, the change in ECL, and insurance experience. The RGA Reinsurance Transaction reduced year-to-date core earnings by $1 million in 2024 compared with 2023.
Core earnings by segment is presented in the table below.

Core earnings by segment	Quarterly Results			YTD Results
($ millions, unaudited)	3Q24	2Q24	3Q23	2024	2023
Asia	$619	$647	$522	$1,923	$1,484
Canada	412	402	408	1,178	1,135
U.S.	411	415	442	1,278	1,285
Global Wealth and Asset Management	499	399	361	1,255	968
Corporate and Other	(113)	(126)	10	(315)	39
Total core earnings	$1,828	$1,737	$1,743	$5,319	$4,911

Manulife Financial Corporation – Third Quarter 2024	9
The table below presents net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

	Quarterly Results			YTD Results
($ millions, unaudited)	3Q24	2Q24	3Q23	2024	2023
Core earnings	$1,828	$1,737	$1,743	$5,319	$4,911
Items excluded from core earnings:
Market experience gains (losses)(1)	186	(665)	(1,022)	(1,258)	(1,657)
Realized gains (losses) on debt instruments	101	(350)	(24)	(919)	(79)
Derivatives and hedge accounting ineffectiveness	(9)	143	(266)	92	(186)
Actual less expected long-term returns on public equity	198	11	(273)	425	(79)
Actual less expected long-term returns on ALDA	(167)	(450)	(400)	(872)	(1,242)
Other investment results	63	(19)	(59)	16	(71)
Changes in actuarial methods and assumptions that flow directly through income(2)	(199)	-	(14)	(199)	(14)
Restructuring charge(3)	(20)	-	-	(20)	-
Reinsurance transactions, tax-related items and other(4)	44	(30)	306	(95)	204
Total items excluded from core earnings	11	(695)	(730)	(1,572)	(1,467)
Net income (loss) attributed to shareholders	$1,839	$1,042	$1,013	$3,747	$3,444
(1)Market experience was a net gain of $186 million in 3Q24, driven by higher-than-expected returns on public equity, net realized gains from the sale of debt instruments which are classified as FVOCI and favourable foreign exchange impacts. These were partially offset by lower-than-expected returns on ALDA mainly related to real estate, and a modest loss from derivatives and hedge accounting ineffectiveness. Market experience was a net charge of $1,022 million in 3Q23, primarily driven by lower-than-expected returns on ALDA mainly related to real estate, lower-than-expected returns on public equity, a charge from derivatives and hedge accounting ineffectiveness, net realized losses from the sale of debt instruments which are classified as FVOCI and a charge in other investment results.
(2)Refer to section D2 “Actuarial methods and assumptions” below for detail.
(3)In 3Q24, we reported a restructuring charge of $20 million post-tax ($25 million pre-tax) in Global WAM.
(4)The 3Q24 net gain of $44 million mainly included tax related benefits and true-ups of $69 million and a charge of $28 million related to Global Minimum Taxes
(“GMT”) (an additional $61 million charge was recorded in core earnings). The 3Q23 net gain of $306 million included a one-time tax-related benefit of $290 million, additional tax-related true-ups of $11 million and a gain of $5 million related to a reinsurance transaction in Vietnam.

Net income attributed to shareholders by segment is presented in the following table.

Net income (loss) attributed to shareholders by segment	Quarterly Results			YTD Results
($ millions, unaudited)	3Q24	2Q24	3Q23	2024	2023
Asia	$827	$582	$84	$1,772	$733
Canada	430	79	290	782	826
U.S.	5	135	72	32	441
Global Wealth and Asset Management	498	350	318	1,213	932
Corporate and Other	79	(104)	249	(52)	512
Total net income attributed to shareholders	$1,839	$1,042	$1,013	$3,747	$3,444
Expense efficiency ratio
The expense efficiency ratio is a financial measure which we use to measure progress on our strategic priority of expense efficiency and reflects expenses that flow directly through core earnings (“core expenses”). Core expenses include core general expenses, directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the premium allocation approach (“PAA”) and for other products without a CSM. Core expenses exclude certain expenses directly attributable to acquiring new business that are capitalized into the CSM instead of flowing directly through core earnings.
Our focus on expense efficiency has enabled us to drive the benefits of scale across our businesses. We believe there are further opportunities to leverage our global scale and operating environment, streamline processes and further digitize our business. As a result, in the second quarter of 2024 (“2Q24”) we updated our medium-term target for the expense efficiency ratio from less than 50% to less than 45%.
1 This is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Manulife Financial Corporation – Third Quarter 2024	10
Quarterly expense efficiency ratio
The expense efficiency ratio was 44.4% in 3Q24, compared with 44.3% in 3Q23. The 0.1 percentage point increase in the ratio compared with 3Q23 reflects a 4% increase in pre-tax core earnings1, and a 5% increase in core expenses. The increase in core expenses was driven by higher workforce-related costs, including higher performance-related costs, and the inclusion of ongoing operating expenses related to our acquisition of the CQS business.
Total 3Q24 general expenses increased 16% on an actual exchange rate basis and 15% on a constant exchange rate basis compared with 3Q23, driven by the items noted above related to the growth in core expenses, as well as a reclassification of expenses from directly attributable maintenance to general expenses, and a restructuring charge in Global WAM. General expenses excluded from core earnings in 3Q24 were mainly related to the above-
noted restructuring charge in Global WAM.
Year-to-date expense efficiency ratio
The year-to-date expense efficiency ratio was 45.0% in 2024, compared with 45.5% in the same period of 2023.
The 0.5 percentage point improvement in the year-to-date ratio compared with the same period of 2023 reflects an
8% increase in year-to-date pre-tax core earnings, and a 6% increase in year-to-date core expenses. The increase in year-to-date core expenses was driven by similar items noted above related to the increase in core expenses in
3Q24.
Total year-to-date general expenses in 2024 increased 12% on an actual and constant exchange rate basis compared with the same period of 2023 driven by the similar items noted above related to the increase in general expenses in 3Q24. Year-to-date general expenses excluded from core earnings were mainly related to the acquisition of CQS and a restructuring charge in Global WAM in 2024, and consisted primarily of a true-up of an existing legal provision in 2023.
1  Percentage growth / declines in APE sales and NBV are stated on a constant exchange rate basis.
2  For more information on this metric, see “Non-GAAP and other financial measures” below.

Manulife Financial Corporation – Third Quarter 2024	11
A2Business performance

	Quarterly Results			YTD Results
($ millions, unless otherwise stated) (unaudited)	3Q24	2Q24	3Q23	2024	2023
Asia APE sales	$1,872	$1,259	$1,120	$4,412	$3,474
Canada APE sales	343	520	431	1,313	1,046
U.S. APE sales	132	128	106	412	370
Total APE sales(1)	2,347	1,907	1,657	6,137	4,890
Asia new business value	655	506	414	1,624	1,210
Canada new business value	143	159	153	459	351
U.S. new business value	45	58	33	152	133
Total new business value(1)	843	723	600	2,235	1,694
Asia new business CSM(2)	593	478	402	1,562	1,135
Canada new business CSM	95	76	51	241	154
U.S. new business CSM	71	74	54	242	252
Total new business CSM(2)	759	628	507	2,045	1,541
Asia CSM net of NCI	14,715	13,456	10,030	14,715	10,030
Canada CSM	4,036	3,769	3,662	4,036	3,662
U.S. CSM	2,171	3,522	3,651	2,171	3,651
Corporate and Other CSM	8	11	26	8	26
Total CSM net of NCI	20,930	20,758	17,369	20,930	17,369
Post-tax CSM net of NCI(3)	18,595	18,290	14,992	18,595	14,992
Global WAM gross flows ($ billions)(1)	41.3	41.4	34.3	128.2	108.2
Global WAM net flows ($ billions)(1)	5.2	0.1	(0.8)	12.0	5.8
Global WAM assets under management and administration ($ billions)(3)	990.9	943.9	806.7	990.9	806.7
Global WAM total invested assets ($ billions)	9.5	9.0	6.7	9.5	6.7
Global WAM segregated funds net assets ($ billions)	282.0	270.1	233.9	282.0	233.9
Total assets under management and administration ($ billions)(3),(4)	1,551.5	1,481.5	1,321.7	1,551.5	1,321.7
Total invested assets ($ billions)(4)	429.2	410.6	398.7	429.2	398.7
Segregated funds net assets ($ billions)(4)	423.0	406.1	356.9	423.0	356.9
(1) For more information on this metric, see “Non-GAAP and other financial measures” below.
(2) New business CSM is net of NCI.
(3) This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(4) See section A4 below for more information.

Annualized premium equivalent (“APE”) sales were $2,347 million in 3Q24, an increase of 40%1 compared with
3Q23, new business CSM was $759 million in 3Q24, an increase of 47% compared with 3Q23 and new business value (“NBV”) was $843 million in 3Q24, an increase of 39%1 compared with 3Q23. New business results by segment were as follows:
•Asia led with broad-based growth, generating 64%, 45% and 55%, growth compared with 3Q23 in APE sales, new business CSM and NBV, respectively, reflecting higher sales volumes in Hong Kong, mainland
China, Singapore and Japan. New business value margin2 (“NBV margin”) remained resilient at 38.8%.
•Canada delivered solid new business results; higher sales in participating life insurance and Group
Insurance were more than offset by the non-recurrence of a large affinity market sale in 3Q23. APE sales and NBV were down 20% and 7%, respectively, compared with 3Q23, while new business CSM increased
86%, compared with 3Q23 due to strong individual insurance and segregated fund sales.
•U.S. delivered double-digit growth in APE sales, new business CSM and NBV of 23%, 30% and 36%, respectively, compared with 3Q23, reflecting a rebound in demand from affluent customers for accumulation insurance products.

Manulife Financial Corporation – Third Quarter 2024	12
Year-to-date APE sales were $6,137 million in 2024, an increase of 26% compared with the same period of 2023, year-to-date new business CSM was $2,045 million in 2024, an increase of 33% compared with the same period of 2023 and year-to-date NBV was $2,235 million in 2024, an increase of 32% compared with the same period of
2023. New business results by segment were as follows:
•Asia year-to-date APE sales increased 28% compared with 2023, driven by growth in Hong Kong, mainland China, Japan and Singapore. Business mix and the impact of updates to actuarial methods and assumptions in the second half of 2023 further contributed to a 38% increase in year-to-date new business
CSM compared with 2023. Year-to-date NBV increased 35% compared with 2023 due to higher sales volumes and business mix.
•Canada generated 26% growth in year-to-date APE sales compared with 2023, driven by higher large-
case sales in Group Insurance, along with higher participating life insurance and segregated fund sales, partially offset by the non-recurrence of a large affinity markets sale in 3Q23. Combined with favourable product mix, year-to-date NBV increased 31% compared with 2023. New business CSM increased 56%
compared with 2023 driven by favourable product mix in Individual Insurance and higher sales volumes in segregated fund and Individual Insurance products.
•U.S. year-to-date APE sales increased 10% compared with 2023, reflecting increased demand from affluent customers for accumulation insurance products, partially offset by lower sales of protection insurance products. Combined with product mix, this led to a 13% increase in year-to-date NBV, compared with 2023. Year-to-date new business CSM decreased 5% compared with 2023, primarily driven by product mix and the impact of interest rates partially offset by higher sales volumes.
CSM net of NCI was $20,930 million as at September 30, 2024, an increase of $490 million compared with
December 31, 2023. Organic CSM movement was $724 million for the nine months ended September 30, 2024, primarily driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and adverse insurance experience. Inorganic CSM movement was $(234) million for the nine months ended September 30, 2024, primarily driven by the impact of reinsurance transactions, and the annual review of actuarial methods and assumptions that adjust the CSM, partially offset by favourable impacts of changes in foreign currency exchange rates and equity market performance.
Global WAM reported net inflows were $5.2 billion in 3Q24 compared with net outflows of $0.8 billion in 3Q23.
By business line, the results were:
•Retirement net inflows were $0.6 billion in 3Q24 compared with net outflows of $3.4 billion in 3Q23, primarily driven by the non-recurrence of a large-case retirement plan redemption in the U.S in 3Q23.
•Retail net inflows were $3.9 billion in 3Q24 compared with net outflows of $0.2 billion in 3Q23, due to increased demand for investment products amid an equity market recovery and improved investor sentiment, as well as the onboarding of several new advisors in Canada wealth.
•Institutional Asset Management net inflows were $0.7 billion in 3Q24 compared with net inflows of $2.8 billion in 3Q23, reflecting higher redemptions in fixed income mandates.
Year-to-date net inflows were $12.0 billion in 2024, compared with $5.8 billion in the same period of 2023. The increase was primarily due to higher retail net inflows from increased demand for investment products. Retirement net inflows increased driven by the non-recurrence of a large-case retirement plan redemption as mentioned above and higher retirement plan sales partially offset by higher member withdrawals. Institutional net inflows decreased due to higher fixed income redemptions.
1 The net issuance of subordinated debt consists of the issuance of $1.1 billion of subordinated debt in the first quarter of 2024 (“1Q24”) and $0.5 billion of subordinated debt in 2Q24, partially offset by the redemption of $0.6 billion of JHUSA Surplus Notes in 1Q24 and $0.75 billion of subordinated debt in 3Q24.
2  This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
3 Includes cash & cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares. Included in this balance is $11.9 billion encumbered cash and cash equivalents and marketable securities as at
September 30, 2024 (December 31, 2023 – $11.0 billion).
4  See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – Third Quarter 2024	13
A3Financial strength

	Quarterly Results			YTD Results
(unaudited)	3Q24	2Q24	3Q23	2024	2023
MLI’s LICAT ratio(1)	137%	139%	137%	137%	137%
Financial leverage ratio(2)	23.5%	24.6%	25.2%	23.5%	25.2%
Consolidated capital ($ billions)(3)	$78.3	$77.6	$71.4	$78.3	$71.4
Book value per common share ($)	$24.40	$23.71	$22.42	$24.40	$22.42
Adjusted book value per common share ($)(2)	$34.97	$33.96	$30.67	$34.97	$30.67
(1)This item is disclosed under the Office of the Superintendent of Financial Institutions’ (“OSFI”) Life Insurance Capital Adequacy Test Public Disclosure
Requirements guideline.
(2)This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.
(3)This item is a capital management measure. For more information on this metric, see “Non-GAAP and other financial measures” below.

The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company
(“MLI”) as at September 30, 2024 was 137% compared with 139% as at June 30, 2024. The two percentage point decrease was mainly driven by common share buybacks and the redemption of subordinated debt. MFC’s LICAT ratio was 125% as at September 30, 2024 compared with 127% as at June 30, 2024, with the decrease driven by similar factors that impacted the movement in MLI’s LICAT ratio. The difference between the MLI and MFC ratios as at September 30, 2024 was largely due to the $6.2 billion of MFC senior debt outstanding that does not qualify as available capital for MFC but, based on the form it was down-streamed, qualifies as regulatory capital for MLI.
MFC’s financial leverage ratio as at September 30, 2024 was 23.5%, a decrease of 1.1 percentage points from
24.6% as at June 30, 2024. The decrease in the ratio was driven by the redemption of capital instruments1 during the quarter, an increase in total equity, and higher post-tax CSM2. The increase in total equity was mainly from total comprehensive income, which was partially offset by dividends and common share buybacks.
MFC’s consolidated capital was $78.3 billion as at September 30, 2024, an increase of $4.4 billion compared with $73.9 billion as at December 31, 2023. The increase was driven by growth in total equity, higher post-tax
CSM, and a net issuance of capital instruments1. The growth in total equity was from year-to-date total comprehensive income, which was partially offset by dividends and common share buybacks.
Cash and cash equivalents and marketable securities3 was $254.5 billion as at September 30, 2024 compared with $250.7 billion as at December 31, 2023. The increase was primarily driven by higher market value of debt instruments due to lower interest rates, favourable changes in foreign exchange rates and higher equity markets, mostly offset by the impact of the GA and RGA Reinsurance Transaction.
Book value per common share as at September 30, 2024 was $24.40, a 9% increase compared with $22.36 as at December 31, 2023. The number of common shares outstanding was 1,759 million as at September 30, 2024, a net decrease of 47 million common shares from 1,806 million as at December 31, 2023, primarily driven by common share buybacks. We’ve purchased for cancellation 51 million common shares as of September 30, 2024, and plan to purchase the maximum 90 million common shares approved for purchase under our current amended normal course issuer bid which runs until February 25, 2025.4
Adjusted book value per common share as at September 30, 2024 was $34.97, a 9% increase compared with
$32.19 as at December 31, 2023 driven by an increase in the adjusted book value2 and a lower number of common shares outstanding. Adjusted book value increased $3.4 billion due to growth in total common shareholders’ equity and an increase in post-tax CSM, net of NCI. The increase in common shareholders’ equity reflects the impact of growth in total comprehensive income, partially offset by dividends and common share buybacks.
1    Manulife Pro is available in Singapore, Vietnam, Indonesia, Japan and Hong Kong.
2    Net promoter score (“NPS”).
3    Compared with registration in May 2024, prior to the soft launch of the app in June 2024.

Manulife Financial Corporation – Third Quarter 2024	14
A4Assets under management and administration (“AUMA”)
AUMA as at September 30, 2024 was $1.6 trillion, an increase of 10% compared with December 31, 2023, primarily due to the favourable impact of interest rates and equity markets, and net inflows. Total invested assets increased 3% on an actual exchange rate basis, primarily due to the impact of interest rates on debt instruments and equity markets, partially offset by the transfer of invested assets related to the GA and RGA Reinsurance
Transactions. Segregated funds net assets increased 12% on an actual exchange rate basis, primarily due to the impact of equity markets.
A5 Impact of foreign currency exchange rates
Changes in foreign currency exchange rates from 3Q23 to 3Q24 increased core earnings by $20 million in 3Q24, primarily due to a weaker Canadian dollar compared with the U.S. dollar. Changes in foreign currency exchange rates decreased year-to-date core earnings by $4 million in 2024 compared with the same period of 2023 primarily due to a stronger Canadian dollar compared with the Japanese yen. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.
A6 Business highlights
Strategic Highlights
We are driving profitable top-line growth through product and distribution innovations
In Asia, we continued the rollout of Manulife Pro, our proprietary recognition and activation program for top-tier agents, to Hong Kong in July. This key initiative contributed to improved productivity, reflecting our investments in our agency force and contributing to over 20% year-over-year growth in agency NBV and agency APE sales in
3Q24. With this expansion Manulife Pro is now available in five of our markets1.
In addition, we further enhanced our high-net-worth offerings with the launch of two innovative new products:
Manulife Global Indexed UL PRO in our International High Net Worth business and Signature Indexed Income in
Singapore. These offerings build on our capabilities to meet the complex and evolving protection, legacy planning and wealth management needs of high-net-worth customers.
In the U.S., we expanded a differentiated enhancement to our entire suite of survivorship solutions, allowing customers to proactively address their estate planning needs now in anticipation of potential estate tax changes in
2026.
In Global WAM, we announced the closing of a $1.1 billion institutional fund - Manulife Private Equity Partners II.
This fund is part of our ongoing effort to provide specialized solutions for institutional investors seeking greater exposure to opportunities in the growing North American private equity market.
We are elevating the customer experience with continued digital and AI enhancements
In Asia, we improved customer experience and the operational efficiency of our Japan contact centre as part of global contact centre transformation initiatives. Our further enhancement of voice bot capabilities and the application of AI contributed to a record high transactional NPS2 on a year-to-date basis. AI-enabled speech-to-text and call summarization enhancements reduced average contact centre handling time by 28% compared with
3Q23.
Furthermore, we launched new mobile apps in Vietnam and Indonesia as part of our program to create a unified customer app experience in each of our Asia markets. These apps now enable customers to seamlessly conduct a wide range of policy management activities including accessing policy information, making premium payments, tracking claim status, updating personal information and downloading contracts. Since the launch of the new mobile app in Vietnam in August, monthly customer registrations have nearly doubled3.
In the U.S., we entered into a strategic distribution partnership with Ethos – a life insurance technology company focused on simplifying the purchase experience – to provide prospective customers and nearly 9,000 newly appointed agents with instant coverage decisions for our Simple Term solution via the Ethos platform.
1  Jianhui Zhao, Liying Xu, et al - Global trends in incidence, death, burden and risk factors of early-onset cancer from 1990 to 2019: BMJ Oncology 2023.
2  See “Caution regarding forward-looking statements” below.
3  For more information on this metric, see “Non-GAAP and other Financial Measures” below.
4  This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
5  Highest potential businesses include Asia segment and Global WAM segment as well as Canada group benefits and North American behavioural insurance products.
6  Asia region includes Asia segment and Global WAM’s business in Asia
7  Straight-through processing represents customer interactions that are completely digital, and include money movement.
8  Based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to Gallup’s
Finance and Insurance Company level database.

Manulife Financial Corporation – Third Quarter 2024	15
In Global WAM, we launched an AI-powered planning tool in our wealth platform in Canada Retail to enhance support for advisors and their clients, delivering an elevated service experience through streamlined financial planning processes and personalized advice and solutions.
We are helping our customers live longer, healthier, and better lives
In Canada, we further enhanced our mobile app for the Manulife Vitality program with tailored activity recommendations to provide customers with a more personalized app experience to help them achieve their health and wellness goals. Continuous improvements have resulted in a 9% increase in utilization year-over-year.
In the U.S., we provided access to GRAIL’s Galleri® multi-cancer early detection test to certain eligible John
Hancock Vitality members ages 40 to 49 (previously ages 50 and up). This change aligns our offering with recent medical research indicating a significant increase in early-onset cancer diagnoses1, reinforcing our commitment to early detection and better health outcomes for our members.
A7 Strategic priorities2
During Manulife’s Investor Day in June 2024, senior management showcased our record of successful execution against our strategy, highlighted our transformation into a lower risk and higher return company, and demonstrated how we are uniquely positioned to continue delivering growth and superior value to shareholders. Presentations and discussions provided insight into our path to delivering against our new and existing financial targets, and reinforced the attractive opportunities and strong momentum across Manulife’s global businesses.
We announced that we are raising the bar on our financial targets, including:
•core ROE of 18%+ by 2027;
•a new target on cumulative remittances3 of $22 billion+ between 2024 and 2027; and
•expense efficiency ratio of <45% in the medium-term.
In addition, we reconfirmed our other medium-term financial targets, including: core EPS growth of 10% to 12%, new business CSM growth of 15%, CSM balance growth of 8% to 10%, a financial leverage ratio of 25%, and a core common share dividend payout ratio4 of 35% to 45% of core earnings.
We also announced that we remain committed to our five strategic priorities and the respective targets, including:
75% of core earnings from highest potential businesses5 by 2025, 50% of core earnings from Asia region6  by
2027, a Net Promoter Score of 37 by 2027, 88% of straight-through-processing7 by 2025, and a top quartile employee engagement score8.

Manulife Financial Corporation – Third Quarter 2024	16
BPERFORMANCE BY SEGMENT
B1Asia

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	3Q24	2Q24	3Q23	2024	2023
Profitability:
Net income attributed to shareholders	$827	$582	$84	$1,772	$733
Core earnings(1)	619	647	522	1,923	1,484
Business performance:
Annualized premium equivalent sales	1,872	1,259	1,120	4,412	3,474
New business value	655	506	414	1,624	1,210
New business contractual service margin	593	478	402	1,562	1,135
Contractual service margin net of NCI	14,715	13,456	10,030	14,715	10,030
Assets under management ($ billions)(2)	188.5	174.6	159.6	188.5	159.6
Total invested assets ($ billions)	160.4	148.2	135.8	160.4	135.8
Segregated funds net assets ($ billions)	28.1	26.4	23.8	28.1	23.8
U.S. dollars
Profitability:
Net income attributed to shareholders	US$606	US$424	US$63	US$1,300	US$543
Core earnings(1)	453	472	390	1,413	1,104
Business performance:
Annualized premium equivalent sales	1,372	920	835	3,242	2,582
New business value	481	370	310	1,194	900
New business contractual service margin	435	349	300	1,148	845
Contractual service margin net of NCI	10,898	9,825	7,414	10,898	7,414
Assets under management ($ billions)(2)	139.6	127.5	118.0	139.6	118.0
Total invested assets ($ billions)	118.7	108.2	100.4	118.7	100.4
Segregated funds net assets ($ billions)	20.9	19.3	17.6	20.9	17.6
(1)See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

Asia’s net income attributed to shareholders was $827 million in 3Q24 compared with $84 million in 3Q23. Net income attributed to shareholders is comprised of core earnings, which were $619 million in 3Q24 compared with
$522 million in 3Q23, and items excluded from core earnings, which amounted to a net gain of $208 million in
3Q24 compared with a net charge of $438 million in 3Q23. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings. The changes in core earnings expressed in Canadian dollars were due to the factors described below and, additionally, reflected a net
$6 million favourable impact due to changes in various foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was
US$606 million in 3Q24 compared with US$63 million in 3Q23. Core earnings were US$453 million in 3Q24 compared with US$390 million in 3Q23, and items excluded from core earnings were a net gain of US$153 million in 3Q24 compared with a net charge of US$327 million in 3Q23.
Core earnings in 3Q24 increased 17% compared with 3Q23, driven by an increase in expected earnings on insurance contracts, and higher expected investment earnings. The increase in expected earnings on insurance contracts was driven primarily by business growth and the net impact of updates to actuarial methods and assumptions on our CSM and risk adjustment in 2023 and 2024. Investment income on allocated capital also increased core earnings by US$20 million in 3Q24 compared with 3Q23. In addition, the GA Reinsurance
Transaction also increased core earnings by US$2 million in 3Q24 compared with 3Q23, attributable to the impact on expected investment earnings and expected earnings on insurance contracts.
1 For more information on this metric, see “Non-GAAP and other financial measures” below.

Manulife Financial Corporation – Third Quarter 2024	17
Year-to-date net income attributed to shareholders was US$1,300 million in 2024 compared with US$543 million in the same period of 2023. Year-to-date core earnings were US$1,413 million in 2024, an increase of 31%
compared with US$1,104 million in 2023, driven by similar factors as noted above as well as favourable claims experience. Year-to-date investment income on allocated capital also increased core earnings by US$58 million in
2024 compared with 2023. In addition, the GA Reinsurance Transaction also increased year-to-date core earnings by US$8 million in 2024 compared with 2023, attributable to the impact on expected investment earnings and expected earnings on insurance contracts, and the change in ECL. Items excluded from year-to-date core earnings were a net charge of US$113 million in 2024 compared with a net charge of US$561 million for the same period of 2023. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-
date core earnings to year-to-date net income (loss) attributed to shareholders. Expressed in Canadian dollars, year-to-date core earnings reflected a net $29 million unfavourable impact of changes in various foreign currency exchange rates versus the Canadian dollar.
APE sales of US$1,372 million in 3Q24 increased 64% compared with 3Q23, driven by growth in Hong Kong, Asia
Other and Japan. NBV of US$481 million in 3Q24 increased 55% compared with 3Q23, driven by higher sales volumes partially offset by business mix. New business value margin (“NBV margin”)1 was 38.8% in 3Q24 compared with 41.9% in 3Q23. New business CSM of US$435 million in 3Q24 increased 45% compared with
3Q23, due to higher sales volumes and the impact of updates to actuarial methods and assumptions in the fourth quarter of 2023 (“4Q23”), partially offset by business mix. Year-to-date APE sales of US$3,242 million in 2024 increased 28% compared with the same period of 2023, driven by strong sales across all channels in Hong Kong, higher bancassurance sales in Asia Other, and higher independent agency sales in Japan. Year-to-date NBV of
US$1,194 million in 2024 increased 35% compared with 2023, driven by higher sales volumes and business mix.
Year-to-date new business CSM of US$1,148 million in 2024 increased 38% compared with 2023, due to higher sales volumes, business mix and the net impact of updates to actuarial methods and assumptions in the second half of 2023.
•Hong Kong APE sales of US$570 million in 3Q24 increased 173% compared with 3Q23 reflecting higher sales across all channels driven by strong growth in both mainland Chinese visitor and domestic sales of savings products. Hong Kong NBV of US$242 million in 3Q24 increased 83% compared with 3Q23 due to higher sales volumes, partially offset by product mix. Hong Kong NBV margin of 42.4% in 3Q24, decreased 20.6 percentage points compared with 3Q23. Hong Kong new business CSM of US$186 million in 3Q24 increased 49% compared with 3Q23 due to higher sales volumes and the impact of updates to actuarial methods and assumptions in 4Q23, partially offset by product mix.
•Japan APE sales of US$118 million in 3Q24 increased 83% compared with 3Q23, due to higher sales of non-participating savings products, primarily reflecting sales to customers with maturing products. Japan
NBV of US$54 million in 3Q24 increased 80% compared with 3Q23 due to higher sales volumes. The NBV margin of 46.4% in 3Q24 decreased 0.8 percentage points compared with 3Q23. Japan new business
CSM of US$63 million in 3Q24 increased 207% compared with 3Q23, due to higher sales volumes and the impact of updates to actuarial methods and assumptions in 4Q23.
•Asia Other APE sales of US$684 million in 3Q24 increased 21% compared with 3Q23 driven by higher sales in mainland China, primarily from the bancassurance channel, and in Singapore, driven by the bancassurance and agency channels. This increase was partially offset by lower sales in the International
High Net Worth business. Asia Other NBV of US$185 million in 3Q24 increased 25% compared with 3Q23, due to higher sales volumes. Asia Other NBV margin of 33.4% in 3Q24 increased 1.8 percentage points compared with 3Q23. Asia Other new business CSM of US$186 million in 3Q24 increased 20% compared with 3Q23, driven by higher sales volumes and impact of updates to actuarial methods and assumptions in
4Q23.
1  Manulife Pro is available in Singapore, Vietnam, Indonesia, Japan and Hong Kong.
2  Net promoter score (“NPS”).
3  Compared with registrations in May 2024, prior to the soft launch of the app in June 2024.

Manulife Financial Corporation – Third Quarter 2024	18
CSM net of NCI was US$10,898 million as at September 30, 2024, an increase of US$1,328 million compared with December 31, 2023. Organic CSM movement was US$540 million for the nine months ended September 30,
2024, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and a net reduction from insurance experience. The inorganic CSM movement was US$788 million for the nine months ended September 30, 2024, largely driven by changes in actuarial methods and assumptions that adjust the CSM, the impact of year-to-date equity market performance on certain participating contracts, the impact of the GA Reinsurance Transaction and the weakening of the U.S. dollar against most Asian currencies.
Assets under management were US$139.6 billion as at September 30, 2024, an increase of 8% compared with
December 31, 2023, driven by the impact of positive equity market performance and favourable interest rate movement on invested assets and segregated funds net assets, partially offset by the transfer of invested assets related to the GA Reinsurance Transaction.
Business highlights – In 3Q24, we:
•continued the rollout of Manulife Pro, our proprietary recognition and activation program for top-tier agents, to Hong Kong in July. This key initiative contributed to improved productivity, reflecting our investments in our agency force and contributing to over 20% year-over-year growth in agency NBV and agency APE sales in 3Q24. With this expansion, Manulife Pro is now available in five of our markets1;
•improved customer experience and the operational efficiency of our Japan contact centre as part of global contact centre transformation initiatives. Our further enhancement of voice bot capabilities and the application of AI contributed to a record high transactional NPS2 on a year-to-date basis. AI-enabled speech-to-text and call summarization enhancements reduced average contact centre handling time by
28% compared with 3Q23;
•launched new mobile apps in Vietnam and Indonesia as part of our program to create a unified customer app experience in each of our markets. These apps now enable customers to seamlessly conduct a wide range of policy management activities including accessing policy information, making premium payments, tracking claim status, updating personal information and downloading contracts. Since the launch of the new mobile app in Vietnam in August, monthly customer registrations have nearly doubled3; and
•further enhanced our high-net-worth offerings with the launch of two innovative new products: Manulife
Global Indexed UL PRO in our International High Net Worth business and Signature Indexed Income in
Singapore. These offerings build on our capabilities to meet the complex and evolving protection, legacy planning and wealth management needs of high-net-worth customers.

Manulife Financial Corporation – Third Quarter 2024	19
B2Canada

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q24	2Q24	3Q23	2024	2023
Profitability:
Net income attributed to shareholders	$430	$79	$290	$782	$826
Core earnings(1)	412	402	408	1,178	1,135
Business performance:
Annualized premium equivalent sales	343	520	431	1,313	1,046
Contractual service margin	4,036	3,769	3,662	4,036	3,662
Manulife Bank average net lending assets ($ billions)(2)	26.2	25.7	25.1	25.8	25.0
Assets under management ($ billions)	146.1	140.1	137.9	146.1	137.9
Total invested assets ($ billions)	108.2	103.5	103.5	108.2	103.5
Segregated funds net assets ($ billions)	37.9	36.6	34.4	37.9	34.4
(1)See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earning to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

Canada’s net income attributed to shareholders was $430 million in 3Q24 compared with $290 million in 3Q23.
Net income attributed to shareholders is comprised of core earnings, which were $412 million in 3Q24 compared with $408 million in 3Q23, and items excluded from core earnings, which amounted to a net gain of $18 million in
3Q24 compared with a net charge of $118 million in 3Q23. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
Core earnings in 3Q24 increased $4 million or 1% compared with 3Q23, reflecting business growth in Group
Insurance and a 3Q23 charge in the provision for ECL, partially offset by less favourable claims experience in
Group Insurance, lower expected investment earnings, and lower Manulife Bank earnings. In addition, the RGA
Reinsurance Transaction also reduced core earnings by $2 million in 3Q24 compared to 3Q23.
Year-to-date net income attributed to shareholders was $782 million in 2024 compared with $826 million in the same period of 2023. Year-to-date core earnings were $1,178 million in 2024 compared with $1,135 million in the same period of 2023. The increase in year-to-date core earnings of $43 million or 4% reflected business growth in
Group Insurance and a release in the provision for ECL in 2024 compared with an increase in 2023, partially offset by lower expected investment earnings. In addition, the RGA Reinsurance Transaction also reduced core earnings by $1 million in 2024 compared with 2023. Items excluded from year-to-date core earnings were a net charge of
$396 million in 2024 compared with a net charge of $309 million for the same period of 2023. See section E3
“Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.
APE sales of $343 million in 3Q24 decreased by $88 million or 20% compared with 3Q23.
•Individual Insurance APE sales of $132 million in 3Q24 decreased $118 million or 47% compared with
3Q23, primarily due to the non-recurrence of a large affinity markets sale in 3Q23, partially offset by higher participating life insurance sales in 3Q24.
•Group Insurance APE sales of $155 million in 3Q24 increased $20 million or 15% compared with 3Q23, driven by higher mid-size and large-case sales.
•Annuities APE sales of $56 million in 3Q24 increased $10 million or 22% compared with 3Q23, primarily due to higher segregated fund sales.
Year-to-date APE sales were $1,313 million in 2024, $267 million or 26% higher than in the same period of 2023, primarily due to higher large-case sales in Group Insurance, higher participating life insurance sales, and higher segregated fund sales, partially offset by the non-recurrence of a large affinity markets sale in 3Q23.

Manulife Financial Corporation – Third Quarter 2024	20
CSM was $4,036 million as at September 30, 2024, representing a decrease of $24 million compared with
December 31, 2023. Organic CSM movement was $40 million for the nine months ended September 30, 2024, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings. Inorganic CSM movement was $(64) million for the nine months ended September 30, 2024, primarily related to the unfavourable year-to-date impacts of interest rates on participating and variable annuity contracts and the impact of the RGA Reinsurance Transaction, partially offset by changes in actuarial methods and assumptions that adjust the CSM and favourable equity market experience on certain variable annuity contracts.
Manulife Bank average net lending assets for the quarter were $26.2 billion as at September 30, 2024, up $1.0 billion or 4% compared with December 31, 2023, driven by improved mortgage retention and business growth.
Assets under management were $146.1 billion as at September 30, 2024, a decrease of $1.4 billion or 1%
compared with December 31, 2023 driven by the transfer of invested assets related to the RGA Reinsurance
Transaction, partially offset by the net impact from interest rate and equity markets.
Business highlights – In 3Q24, we:
•further enhanced our mobile app for the Manulife Vitality program with tailored activity recommendations to provide customers with a more personalized app experience to help them achieve their health and wellness goals. Continuous improvements have resulted in a 9% increase in utilization year-over-year.
B3U.S.

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	3Q24	2Q24	3Q23	2024	2023
Profitability:
Net income (loss) attributed to shareholders	$5	$135	$72	$32	$441
Core earnings(1)	411	415	442	1,278	1,285
Business performance:
Annualized premium equivalent sales	132	128	106	412	370
Contractual service margin	2,171	3,522	3,651	2,171	3,651
Assets under management ($ billions)	209.1	203.4	193.6	209.1	193.6
Total invested assets ($ billions)	134.2	130.4	128.8	134.2	128.8
Segregated funds invested net assets ($ billions)	74.9	73.0	64.8	74.9	64.8
U.S. dollars
Profitability:
Net income (loss) attributed to shareholders	US$5	US$98	US$53	US$23	US$327
Core earnings(1)	302	303	329	940	955
Business performance:
Annualized premium equivalent sales	97	93	79	303	275
Contractual service margin	1,606	2,572	2,695	1,606	2,695
Assets under management ($ billions)	154.8	148.6	143.2	154.8	143.2
Total invested assets ($ billions)	99.3	95.3	95.3	99.3	95.3
Segregated funds invested net assets ($ billions)	55.5	53.3	47.9	55.5	47.9
(1)See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders
U.S. net income attributed to shareholders was $5 million in 3Q24 compared with $72 million in 3Q23. Net income attributed to shareholders is comprised of core earnings, which were $411 million in 3Q24 compared with
$442 million in 3Q23, and items excluded from core earnings, which amounted to a net charge of $406 million in
3Q24 compared with a net charge of $370 million in 3Q23. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings. The changes in core earnings expressed in Canadian dollars were due to the factors described below, and in addition, the change in core earnings reflected a $7 million favourable impact from the strengthening of the U.S. dollar compared with the
Canadian dollar.

Manulife Financial Corporation – Third Quarter 2024	21
Expressed in U.S. dollars, the functional currency of the segment, the net income attributed to shareholders was
US$5 million in 3Q24 compared with US$53 million in 3Q23. Core earnings were US$302 million in 3Q24 compared with US$329 million in 3Q23 and items excluded from core earnings were a net charge of US$297 million in 3Q24 compared with a net charge of US$276 million in 3Q23.
Core earnings in 3Q24 decreased US$27 million or 8% compared with 3Q23 reflecting lower expected investment earnings, as well as the impact of the GA Reinsurance transaction and the annual review of actuarial methods and assumptions, both of which impacted expected investment earnings and insurance service result. This decrease was partially offset by a lower charge in the ECL provision in 3Q24, and more favourable claims experience in life.
Investment income on allocated capital also increased core earnings by US$6 million in 3Q24 compared with
3Q23. The GA Reinsurance Transaction reduced core earnings by US$17 million in 3Q24 compared with 3Q23, attributable to the impact on expected earnings on insurance contracts, expected investment earnings and insurance experience.
Year-to-date net income attributed to shareholders was US$23 million in 2024 compared with US$327 million in the same period of 2023. Year-to-date core earnings were US$940 million in 2024 compared with US$955 million in the same period of 2023. Year-to-date core earnings decreased US$15 million mainly due to the impact of the
GA Reinsurance transaction, unfavourable net claims experience, lower expected investment earnings and the impact of the annual review of actuarial methods and assumptions, partially offset by a lower charge in the ECL provision in 2024. Net claims experience primarily reflected more unfavourable experience in long-term care and less favourable experience in life. Investment income on allocated capital also increased year-to-date core earnings by US$17 million in 2024 compared with 2023. The GA Reinsurance Transaction reduced year-to-date core earnings by $55 million in 2024 compared with 2023, attributable to the impact on expected earnings on insurance contracts, expected investment earnings, insurance experience, and the change in ECL. Items excluded from year-to-date core earnings were a net charge of US$917 million in 2024 compared with a net charge of
US$628 million for the same period of 2023. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.
Expressed in Canadian dollars, year-to-date core earnings reflected a $13 million favourable impact of strengthening of the U.S. dollar compared with the Canadian dollar.
APE sales of US$97 million in 3Q24 increased 23% compared with 3Q23, primarily due to a rebound in demand from affluent customers for accumulation insurance products. Year-to-date APE sales in 2024 of US$303 million increased 10% compared with the same period of 2023, reflecting increased demand for accumulation insurance products, partially offset by lower sales of protection insurance products. APE sales of products with the John
Hancock Vitality PLUS feature represented 79% and 80% of overall U.S. sales in 3Q24 and year-to-date 2024, compared with 71% and 73% in the same periods of 2023, respectively.
CSM was US$1,606 million as at September 30, 2024, representing a decrease of US$1,222 million compared with December 31, 2023. Organic CSM movement was US$(26) million for the nine months ended September 30,
2024, driven by amortization recognized in core earnings and net unfavourable insurance experience, partially offset by the impact of new business and interest accretion. The net unfavourable insurance experience was mainly due to life lapse and claims experience. Inorganic CSM movement was US$(1,196) million for the nine months ended September 30, 2024, mainly due to changes in actuarial methods and assumptions that adjust the
CSM, the impact of the GA Reinsurance Transaction in 1Q24 as well as an in-force reinsurance transaction covering certain life mortality in 2Q24, partially offset by favourable year-to-date market impacts from equity market experience.
Assets under management were US$154.8 billion as at September 30, 2024, an increase of US$1.2 billion or 1%
compared with December 31, 2023. The increase was primarily due to the net impact from interest rate and equity markets on both segregated funds net assets and total invested assets, partially offset by a decrease in total invested assets from the transfer of invested assets related to the GA Reinsurance Transaction.
1  Jianhui Zhao, Liying Xu, et al - Global trends in incidence, death, burden and risk factors of early-onset cancer from 1990 to 2019: BMJ Oncology 2023.

Manulife Financial Corporation – Third Quarter 2024	22
Business highlights – In 3Q24, we advanced our digital, product innovation, and wellness initiatives by:
•entering into a strategic distribution partnership with Ethos – a life insurance technology company focused on simplifying the purchase experience – to provide prospective customers and nearly 9,000 newly appointed agents with instant coverage decisions for our Simple Term solution via the Ethos platform;
•expanding a differentiated enhancement to our entire suite of survivorship solutions, allowing customers to proactively address their estate planning needs now in anticipation of potential estate tax changes in 2026;
and
•providing access to GRAIL’s Galleri® multi-cancer early detection test to certain eligible John Hancock
Vitality members ages 40 to 49 (previously ages 50 and up). This change aligns our offering with recent medical research indicating a significant increase in early-onset cancer diagnoses1, reinforcing our commitment to early detection and better health outcomes for our members.
B4Global Wealth and Asset Management

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q24	2Q24	3Q23	2024	2023
Profitability:
Net income attributed to shareholders	$498	$350	$318	$1,213	$932
Core earnings(1)	499	399	361	1,255	968
Core EBITDA(2)	572	513	480	1,562	1,297
Core EBITDA margin (%)(3)	27.8%	26.3%	26.9%	26.6%	24.7%
Business performance:
Sales
Wealth and asset management gross flows	41,288	41,442	34,274	128,174	108,241
Wealth and asset management net flows	5,227	82	(795)	12,032	5,832
Assets under management and administration ($ billions)	990.9	943.9	806.7	990.9	806.7
Total invested assets ($ billions)	9.5	9.0	6.7	9.5	6.7
Segregated funds net assets ($ billions)	282.0	270.1	233.9	282.0	233.9
Global WAM managed AUMA ($ billions)(2)	1,211.2	1,155.7	1,008.2	1,211.2	1,008.2
Average assets under management and administration ($ billions)	963.0	933.1	813.2	923.9	812.3
(1)See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(3)This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

Global WAM’s net income attributed to shareholders was $498 million in 3Q24 compared with $318 million in
3Q23. Net income attributed to shareholders is comprised of core earnings, which were $499 million in 3Q24 compared with $361 million in 3Q23, and items excluded from core earnings, which amounted to a net charge of
$1 million in 3Q24 compared with a net charge of $43 million in 3Q23. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
Core earnings increased $138 million or 37% compared with 3Q23, driven by an increase in net fee income from higher average AUMA reflecting the favourable impact of markets and net inflows, favourable tax true-ups and tax benefits in 3Q24 totaling $70 million, and disciplined expense management. This was partially offset by lower performance fees in Institutional Asset Management and lower fee spreads. In addition, investment income on allocated capital increased core earnings by $9 million compared with 3Q23.
Core EBITDA was $572 million in 3Q24, an increase of 18% compared with 3Q23, and core EBITDA margin was
27.8% in 3Q24, an increase of 90 bps compared with 3Q23, both driven by growth in net fee income and disciplined expense management partially offset by lower performance fees and lower fee spreads. See section E3
“Non-GAAP and other financial measures” below, for additional information on core EBITDA and core EBITDA margin.
Year-to-date net income attributed to shareholders was $1,213 million in 2024 compared with $932 million in the same period of 2023, and year-to-date core earnings were $1,255 million in 2024 compared with $968 million in the same period of 2023. The increase in year-to-date core earnings of $287 million or 29% was primarily driven by an increase in net fee income from higher average AUMA as noted above for the quarter, favorable tax true-ups

Manulife Financial Corporation – Third Quarter 2024	23
and tax benefits of $91 million in 2024, and disciplined expense management. This was partially offset by lower fee spreads and lower performance fees in Institutional Asset Management. In addition, year-to-date investment income on allocated capital increased core earnings by $28 million compared with 2023. Items excluded from year-to-date core earnings were a net charge of $42 million in 2024 compared with a net charge of $36 million in the same period of 2023. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.
Year-to-date core EBITDA was $1,562 million in 2024, an increase of 20% compared with the same period of 2023 and core EBITDA margin was 26.6% in 2024, an increase of 190 bps compared with the same period of 2023, both driven by the similar factors as noted above for the quarter. See section E3 “Non-GAAP and other financial measures” below, for additional information on year-to-date core EBITDA and year-to-date core EBITDA margin.
Net inflows were $5.2 billion in 3Q24 compared with net outflows of $0.8 billion in 3Q23. By business line, the results were:
•Retirement net inflows were $0.6 billion in 3Q24, compared with net outflows of $3.4 billion in 3Q23, primarily driven by the non-recurrence of a large-case retirement plan redemption in the U.S in 3Q23.
•Retail net inflows were $3.9 billion in 3Q24, compared with net outflows of $0.2 billion in 3Q23, due to increased demand for investment products amid an equity market recovery and improved investor sentiment, as well as the onboarding of several new advisors in Canada wealth.
•Institutional Asset Management net inflows were $0.7 billion in 3Q24, compared with net inflows of $2.8 billion in 3Q23, reflecting higher redemptions in fixed income mandates.
Year-to-date net inflows were $12.0 billion in 2024, compared with $5.8 billion in the same period of 2023. The increase was primarily due to higher retail net inflows from increased demand for investment products. Retirement net inflows increased driven by the non-recurrence of a large-case retirement plan redemption as mentioned above and higher retirement plan sales partially offset by higher member withdrawals. Institutional net inflows decreased due to higher fixed income redemptions.
Assets under management and administration of $990.9 billion as at September 30, 2024 increased 15%
compared with December 31, 2023. The increase was driven by the favourable impact of equity markets, the $19 billion of assets added from the acquisition of CQS in 2Q24 as well as year-to-date net inflows. As at September
30, 2024, Global WAM also managed $220.3 billion in assets for the Company’s non-WAM reporting segments.
Including those managed assets, Global WAM managed AUMA was $1,211.2 billion compared with $1,055.0 billion as at December 31, 2023.
Segregated funds net assets were $282.0 billion as at September 30, 2024, 14% higher compared with December
31, 2023 on an actual exchange rate basis, driven by the favourable impact of equity markets.
Business highlights – In 3Q24, we:
•announced the closing of a $1.1 billion institutional fund - Manulife Private Equity Partners II. This fund is part of our ongoing effort to provide specialized solutions for institutional investors seeking greater exposure to opportunities in the growing North American private equity market; and
•launched an AI-powered planning tool in our wealth platform in Canada Retail to enhance support for advisors and their clients, delivering an elevated service experience through streamlined financial planning processes and personalized advice and solutions.
B5Corporate and Other

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q24	2Q24	3Q23	2024	2023
Net income (loss) attributed to shareholders	$79	$(104)	$249	$(52)	$512
Core earnings (loss)(1)	(113)	(126)	10	(315)	39
(1)See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.

Manulife Financial Corporation – Third Quarter 2024	24
Corporate and Other is composed of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health. In addition, for segment reporting purposes, consolidations and eliminations of transactions between operating segments are also included in Corporate and Other earnings.
Corporate and Other reported a net income attributed to shareholders of $79 million in 3Q24 compared with
$249 million in 3Q23. Net income (loss) attributed to shareholders is comprised of core earnings, which was a core loss of $113 million in 3Q24 compared with core earnings of $10 million in 3Q23, and the items excluded from core earnings (loss) which amounted to a net gain of $192 million in 3Q24 compared with a net gain of $239 million in
3Q23. During 3Q24, we recorded an $89 million charge related to the Global Minimum Tax Act, which was substantively enacted in Canada in 2Q24 and is retroactive to January 1, 2024. Of this amount, $61 million was recorded in core earnings, and $28 million was recorded in items excluded from core earnings.
See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.
The $123 million decline in core earnings (loss) was primarily related to the charge for GMT and higher interest on capital allocated to operating segments, Asia, Global WAM and the U.S.
The year-to-date net loss attributed to shareholders was $52 million in 2024 compared with net income attributed to shareholders of $512 million in the same period of 2023. The year-to-date core loss was $315 million in 2024 compared with core earnings of $39 million in the same period of 2023. The decrease in the year-to-date core earnings (loss) of $354 million was primarily driven by similar factors as noted above as well as higher workforce-
related costs, including higher performance-related costs, and lower gains from updates to provisions for estimated losses in our P&C Reinsurance business compared with prior year. Items excluded from the year-to-date core loss were a net gain of $263 million in 2024 compared with a net gain of $473 million in the same period of 2023. The year-to-date charge for GMT is $177 million. Of this amount, $107 million was recorded in core earnings, and $70 million was recorded in items excluded from core earnings. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.
CRISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the 2023 MD&A. Text and tables in this section of the MD&A represent our disclosure on insurance, market, and liquidity risk in accordance with IFRS 7 “Financial Instruments – Disclosures”. Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
C1Variable annuity and segregated fund guarantees
As described in the MD&A in our 2023 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-
force business would be due primarily in the period from 2024 to 2044.
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly traded equity performance risk sensitivities and exposure measures” below). The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Manulife Financial Corporation – Third Quarter 2024	25
Variable annuity and segregated fund guarantees, net of reinsurance

	September 30, 2024			December 31, 2023
As at ($ millions)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)
Guaranteed minimum income benefit	$3,496	$2,718	$852	$3,864	$2,735	$1,156
Guaranteed minimum withdrawal benefit	32,868	33,598	2,998	34,833	33,198	4,093
Guaranteed minimum accumulation benefit	18,833	19,039	34	18,996	19,025	116
Gross living benefits(4)	55,197	55,355	3,884	57,693	54,958	5,365
Gross death benefits(5)	8,404	19,424	561	9,133	17,279	975
Total gross of reinsurance	63,601	74,779	4,445	66,826	72,237	6,340
Living benefits reinsured	22,919	23,803	2,621	24,208	23,146	3,395
Death benefits reinsured	3,284	2,693	235	3,400	2,576	482
Total reinsured	26,203	26,496	2,856	27,608	25,722	3,877
Total, net of reinsurance	$37,398	$48,283	$1,589	$39,218	$46,515	$2,463

(1)Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.
(2)Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.
(3)The amount at risk net of reinsurance at September 30, 2024 was $1,589 million (December 31, 2023 – $2,463 million) of which: US$283 million (December 31,
2023 – US$391 million) was on our U.S. business, $1,001 million (December 31, 2023 – $1,559 million) was on our Canadian business, US$114 million
(December 31, 2023 – US$140 million) was on our Japan business and US$38 million (December 31, 2023 – US$155 million) was related to Asia (other than
Japan) and our run-off reinsurance business.
(4)Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
(5)Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

C2Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders or on MLI’s LICAT ratio will be as indicated.
Market movements affect LICAT capital sensitivities through the available capital, surplus allowance and required capital components of the regulatory capital framework. The LICAT available capital component is primarily affected by total comprehensive income and the CSM.
C3Publicly traded equity performance risk sensitivities and exposure measures
As outlined in our 2023 Annual Report, we have net exposure to equity risk through asset and liability mismatches;
our variable annuity and segregated fund guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity and segregated fund guarantees not dynamically hedged and from other unhedged exposures in our insurance contracts (see page 62 of our 2023 Annual Report).
Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.

Manulife Financial Corporation – Third Quarter 2024	26
The following tables include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on net income attributed to shareholders, the CSM, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity and segregated fund guarantee liabilities that will not be offset by the change in the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.
It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
Changes in equity markets impact our available and required components of the LICAT ratio. The second set of tables shows the potential impact to MLI’s LICAT ratio resulting from changes in public equity market values.

Manulife Financial Corporation – Third Quarter 2024	27
Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at September 30, 2024	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(2,080)	$(1,260)	$(570)	$460	$850	$1,180
General fund equity investments(3)	(1,200)	(800)	(400)	400	790	1,190
Total underlying sensitivity before hedging	(3,280)	(2,060)	(970)	860	1,640	2,370
Impact of macro and dynamic hedge assets(4)	750	450	200	(150)	(280)	(370)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,530)	(1,610)	(770)	710	1,360	2,000
Impact of reinsurance	1,320	800	370	(310)	(570)	(800)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,210)	$(810)	$(400)	$400	$790	$1,200
As at December 31, 2023	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(2,370)	$(1,460)	$(670)	$550	$1,010	$1,390
General fund equity investments(3)	(1,170)	(770)	(390)	380	760	1,140
Total underlying sensitivity before hedging	(3,540)	(2,230)	(1,060)	930	1,770	2,530
Impact of macro and dynamic hedge assets(4)	880	530	240	(190)	(340)	(460)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,660)	(1,700)	(820)	740	1,430	2,070
Impact of reinsurance	1,470	900	420	(350)	(650)	(910)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,190)	$(800)	$(400)	$390	$780	$1,160

(1)See “Caution related to sensitivities” above.
(2)For variable annuity contracts measured under the variable fee approach (“VFA”) the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(3)This impact for general fund equity investments includes general fund investments supporting our insurance contract liabilities, investment in seed money investments (in segregated and mutual funds made by Global WAM segment) and the impact on insurance contract liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include any potential impact on public equity weightings. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.
(4)Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors).

Manulife Financial Corporation – Third Quarter 2024	28
Potential immediate impact on contractual service margin, other comprehensive income to shareholders, total comprehensive income to shareholders and MLI’s LICAT ratio from changes to public equity market values(1),(2),(3)

As at September 30, 2024
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(3,460)	$(2,130)	$(980)	$840	$1,570	$2,220
Impact of risk mitigation - hedging(4)	990	590	260	(200)	(360)	(490)
Impact of risk mitigation - reinsurance(4)	1,670	1,010	460	(390)	(720)	(1,010)
VA net of risk mitigation	(800)	(530)	(260)	250	490	720
General fund equity	(1,140)	(730)	(360)	360	720	1,060
Contractual service margin ($ millions, pre-tax)	$(1,940)	$(1,260)	$(620)	$610	$1,210	$1,780
Other comprehensive income attributed to shareholders ($ millions, post-tax)(5)	$(870)	$(570)	$(280)	$280	$550	$810
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,080)	$(1,380)	$(680)	$680	$1,340	$2,010
MLI’s LICAT ratio (change in percentage points)	(3)	(2)	(1)	1	2	2
As at December 31, 2023
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(3,810)	$(2,370)	$(1,100)	$940	$1,760	$2,470
Impact of risk mitigation - hedging(4)	1,150	700	310	(250)	(450)	(600)
Impact of risk mitigation - reinsurance(4)	1,850	1,140	530	(450)	(830)	(1,150)
VA net of risk mitigation	(810)	(530)	(260)	240	480	720
General fund equity	(940)	(610)	(300)	290	590	870
Contractual service margin ($ millions, pre-tax)	$(1,750)	$(1,140)	$(560)	$530	$1,070	$1,590
Other comprehensive income attributed to shareholders ($ millions, post-tax)(5)	$(730)	$(490)	$(240)	$230	$460	$680
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(1,920)	$(1,290)	$(640)	$620	$1,240	$1,840
MLI’s LICAT ratio (change in percentage points)	(3)	(2)	(1)	1	2	2

(1)See “Caution related to sensitivities” above.
(2)This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occur as a result of market changes.
(3)OSFI rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.
(4)For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(5)The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive
Income.

C4Interest rate and spread risk sensitivities and exposure measures
As at September 30, 2024, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100 million, and to a 50 basis point parallel increase in interest rates to be a charge of $100 million.
The table below shows the potential impacts from a 50 basis point parallel move in interest rates on the CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads. The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.

Manulife Financial Corporation – Third Quarter 2024	29
The disclosed interest rate sensitivities reflect the accounting designations of our financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as FVOCI and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impact net income as it relates to derivatives not in hedge accounting relationships and on VFA contracts where the CSM has been exhausted.
The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as our hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements, which could lead to variations in the impact to net income attributed to shareholders.
Our sensitivities vary across all regions in which we operate, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.
The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.
The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, CSM at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.
The impacts do not reflect any potential effect of changing interest rates on the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of
Invested Assets”, on page 96 of our 2023 Annual Report). More information on ALDA can be found under the section C5 “Alternative long-duration asset performance risk sensitivities and exposure measures”.
The impact to the LICAT ratio from a change in interest rates reflects the impacts on total comprehensive income, the LICAT adjustments to earnings for the CSM, the surplus allowance and required capital components of the regulatory capital framework.
1  LICAT geographic locations to determine the most adverse scenario include North America, the United Kingdom, Europe, Japan, and Other Region.

Manulife Financial Corporation – Third Quarter 2024	30
Potential impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3)

As at September 30, 2024	Interest rates		Corporate spreads		Swap spreads
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$-	$(100)	$-	$(100)	$-	$-
Net income attributed to shareholders	100	(100)	100	(100)	200	(100)
Other comprehensive income attributed to shareholders	-	100	(300)	300	(200)	100
Total comprehensive income attributed to shareholders	100	-	(200)	200	-	-
As at December 31, 2023	Interest rates		Corporate spreads		Swap spreads
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$-	$(100)	$-	$(100)	$-	$-
Net income attributed to shareholders	100	(100)	-	-	100	(100)
Other comprehensive income attributed to shareholders	(300)	300	(200)	300	(100)	100
Total comprehensive income attributed to shareholders	(200)	200	(200)	300	-	-

(1)See “Caution related to sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

Swap spreads remain at low levels, and if they were to rise, this could generate material changes to net income attributed to shareholders.
Potential impact on MLI’s LICAT ratio of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4),(5)

As at September 30, 2024	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	-	-	(4)	3	-	-
As at December 31, 2023	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	-	-	(4)	4	-	-
(1)See “Caution related to sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
(4)LICAT impacts reflect the impact of anticipated scenario switches.
(5)Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For
LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-
BPI (Japan). LICAT impacts presented for corporate spreads reflect the impact of anticipated scenario switches.

LICAT Scenario Switch
When interest rates change past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI’s LICAT guideline.
The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region1 based on current market inputs and the
Company’s Consolidated Statements of Financial Position.
1  See “Caution regarding forward-looking statements” below.
2  Energy includes oil & gas equity interests related to upstream and midstream assets, and energy transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, batteries, magnets, etc.

Manulife Financial Corporation – Third Quarter 2024	31
The probability of a scenario switch that could materially impact our LICAT ratio is low.1 Should the future interest rate movements differ from those presented above, a scenario switch, if applicable, may cause the impact to the
LICAT ratio to be different from the disclosed values. Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the LICAT guideline. The LICAT interest rate, corporate spread and swap spread sensitivities presented above reflect the impact of scenario switches, if any, for each disclosed sensitivity.
The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent changes in interest rates and/or corporate spreads.
C5Alternative long-duration asset performance risk sensitivities and exposure measures
The following table shows the potential impact on the CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate 10% change in market values of ALDA. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
ALDA used in this sensitivity analysis includes commercial real estate, private equity, infrastructure, timber and agriculture, infrastructure, energy2 and other investments.
The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to “C3 Publicly traded equity performance risk sensitivities and exposure measures” for more details.
Potential immediate impacts on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in
ALDA market values(1)

As at	September 30, 2024		December 31, 2023
($ millions, post-tax except CSM)	-10%	+10%	-10%	+10%
CSM excluding NCI	$(200)	$100	$(100)	$100
Net income attributed to shareholders(2)	(2,500)	2,500	(2,400)	2,400
Other comprehensive income attributed to shareholders	(100)	100	(200)	200
Total comprehensive income attributed to shareholders	(2,600)	2,600	(2,600)	2,600
(1)See “Caution related to sensitivities” above. (2)Net income attributed to shareholders includes core earnings and the amounts excluded from core earnings.
Potential immediate impact on MLI LICAT ratio arising from changes in ALDA market values(1)

	September 30, 2024		December 31, 2023
(change in percentage points)	-10%	+10%	-10%	+10%
MLI’s LICAT ratio	(2)	1	(2)	2
(1)See “Caution Related to Sensitivities” above.
C6Strategic and product risk factors update1
We have outlined our overall approach to risk management in in our 2023 Annual Report. The following are updates to the risk factors for strategic and product risks.

Manulife Financial Corporation – Third Quarter 2024	32
Strategic risk factors
Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change the value of our deferred tax assets and liabilities as well as our tax assumptions included in the valuation of our insurance and investment contract liabilities. This could have a material adverse effect on our business, results of operations and financial condition.
•In 2021, 136 of the 140 members of the Organization for Economic Co-Operation and Development / G20
Inclusive Framework agreed on a two-pillar solution to address tax challenges from the digital economy, and to close the gaps in international tax systems. These include a new approach to allocating certain profits of multinational entities amongst countries and a global minimum income tax rate of 15%. On June
20, 2024, the Canadian government further affirmed its commitment to these tax reforms by passing the
Global Minimum Tax Act into law. Canada’s GMT applies retroactively to fiscal periods commencing on or after December 31, 2023 resulting in year-to-date GMT expense of $177 million, $89 million of which was recorded in respect of 3Q24. While numerous variables contribute to the determination of our GMT liability, we generally expect that it will increase the effective tax rate by approximately 2 to 3 percentage points.
Furthermore, the subsequent adoption of GMT by other countries in which we operate is likely to impact the tax jurisdictions in which our GMT liabilities will arise, but it should not have an effect on the
Company’s overall GMT liability, as any higher local country taxes should reduce our GMT payable to
Canada.
•Canada’s 2024 federal budget proposes to increase the capital gains inclusion rate from 50% to 66.67%, retroactive to June 25, 2024. Most of Manulife’s investments are not treated as capital property, and therefore we do not expect to be materially affected by this tax change. For investments treated as capital properties, the increased effective tax rate on capital gains would result in a modest increase in the deferred tax liabilities on such investments with accrued gains.
Product risk factors
External market conditions determine the availability, terms and cost of reinsurance protection which could impact our financial position and our ability to write new policies.
•As part of our overall risk and capital management strategy, we purchase reinsurance protection on certain risks underwritten or assumed by our various insurance businesses. As the global reinsurance industry continues to review their business models, certain of our reinsurers have attempted to increase rates on our existing reinsurance contracts. The ability of our reinsurers to increase rates depends upon the terms of each reinsurance contract. Typically, a reinsurer’s ability to raise rates is restricted by terms in our reinsurance contracts, which we seek to enforce. Over the past several years we have received rate increase requests from some of our reinsurers. Thus far, dealing with those requests has not had a material adverse effect on our results of operation or financial condition. Consistent with past practice, we dispute requested increases and, if necessary, we can pursue legal action in order to protect our contractual rights. While possible outcomes remain unknown and there can be no assurance that the outcome of any one or more of these disputes would not have a material adverse effect on our results of operation or financial condition for a particular reporting period, we believe that our reserves, inclusive of reinsurance provisions, are appropriate overall.
DCRITICAL ACTUARIAL AND ACCOUNTING POLICIES
Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
1  Fulfilment cash inflows include an estimate of future cash flows; an adjustment to reflect the time value of money and the financial risk related to future cash flows if not included in the estimate of future cash flows; and a risk adjustment for non-financial risk. Additional information on fulfilment cash flows can be found in note
5 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2024.

Manulife Financial Corporation – Third Quarter 2024	33
D1Critical actuarial and accounting policies
Our material accounting policies are described in note 1 to our audited Annual Consolidated Financial Statements for the year ended December 31, 2023. The critical actuarial policies and estimation processes relating to the determination of insurance and investment contract liabilities are described starting on page 88 of our 2023 Annual
Report. The critical accounting policies and estimation processes relating to the assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairments, appropriate accounting for derivative financial instruments and hedge accounting, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described starting on page 96 of our 2023
Annual Report.
D2    Actuarial methods and assumptions
The Company performs a comprehensive review of actuarial methods and assumptions annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for insurance contract liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions that represent a best estimate of expected future experience, and maintaining a risk adjustment that is appropriate for the risks assumed. While the assumptions selected represent the Company’s best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract net liabilities. The changes implemented from the review are generally implemented in the third quarter of each year, though updates may be made outside the third quarter in certain circumstances.
2024 Review of Actuarial Methods and Assumptions
The completion of the 2024 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows1 of $174 million, excluding the portion related to non-controlling interests. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $250 million ($199 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $29 million ($21 million post-tax), a decrease in CSM of $421 million, an increase in pre-tax other comprehensive income attributed to shareholders of
$771 million ($632 million post-tax), and an increase in pre-tax other comprehensive income attributed to participating policyholders of $45 million ($32 million post-tax).
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2024 ($ millions)	Total
Lapse and policyholder behaviour updates	$620
Reinsurance contract and other risk adjustment review	427
Expense updates	(406)
Financial related updates	(386)
Mortality and morbidity updates	(273)
Methodology and other updates	(156)
Impact of changes in actuarial methods and assumptions, pre-tax	$(174)
(1)Excludes the portion related to non-controlling interests of $(215) million. The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(389) million.

Manulife Financial Corporation – Third Quarter 2024	34
Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2024 ($ millions)	Total
Portion recognized in net income (loss) attributed to:
Participating policyholders	$29
Shareholders	(250)
(221)
Portion recognized in OCI attributed to:
Participating policyholders	45
Shareholders	771
816
Portion recognized in CSM	(421)
Impact of changes in actuarial methods and assumptions, pre-tax	$174
(1)Excludes the portion related to non-controlling interests of $215 million. The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $389 million.

Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $620 million.
The increase was primarily driven by a detailed review of the lapse assumptions for our non-participating products in our U.S. life insurance business and our International High Net Worth business in Asia segment. For U.S.
protection products, lapse rates declined during the COVID-19 pandemic and continue to remain low, while for
U.S. indexed universal life, U.S. bank-owned life insurance, and Asia’s International High Net Worth business, lapse rates increased due to the impact of higher short-term interest rates. We updated our lapse assumptions to reflect these experience trends. The ultimate lapse rates for products with no-lapse guarantees were not changed.
Reinsurance contract and other risk adjustment review
The review of our reinsurance contracts and risk adjustment, excluding changes that were a direct result of other assumption updates, resulted in an increase in pre-tax fulfilment cash flows of $427 million.
The increase was driven by updates to our reinsurance contract fulfilment cash flows to reflect current reinsurance market conditions and the resulting expected cost on older U.S. mortality reinsurance, partially offset by updates to our risk adjustment methodology in North America related to non-financial risk.
Our overall risk adjustment continues to be within the 90 – 95% confidence level.
Expense updates
Expense updates resulted in a decrease in pre-tax fulfilment cash flows of $406 million.
The decrease was driven by a detailed review of our global expenses, including investment expenses. We aligned them with our current cost structure and included the impact of changes in classification of certain expenses from directly attributable to non-directly attributable.
Financial related updates
Financial related updates resulted in a decrease in pre-tax fulfilment cash flows of $386 million.
The decrease was driven by a review of the discount rates used in the valuation of our non-participating business, which included increases to ultimate risk-free rates in the U.S. to align with historical averages, as well as updates to parameters used to determine illiquidity premiums. This was partially offset by refinements to crediting rate projections on certain U.S. universal life products.
Mortality and morbidity updates
Mortality and morbidity updates resulted in a decrease in pre-tax fulfilment cash flows of $273 million.
The decrease was driven by morbidity updates to health insurance products in Hong Kong to reflect lower hospital claims on certain business that we account for under the general measurement model, partially offset by updates to mortality and morbidity assumptions on critical illness products in Hong Kong to reflect emerging experience.
Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $156 million.
1  Our annual update of actuarial methods and assumptions also impacts net income and other comprehensive income attributed to participating policyholders. The total company impact of these metrics can be found in the above table.

Manulife Financial Corporation – Third Quarter 2024	35
The decrease was driven by the impact of annual updates to our valuation models for participating products in Asia and Canada reflecting higher interest rates during the year, partially offset by various other smaller items that netted to an increase in fulfilment cash flows.
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment1
The impact of changes in actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $266 million. The decrease was primarily driven by updates to the risk adjustment methodology related to non-financial risks and the review of the discount rates used in the valuation of non-
participating business. These changes resulted in an increase in pre-tax net income attributed to shareholders of
$3 million ($2 million post-tax), an increase in CSM of $222 million, and a decrease in pre-tax other comprehensive income attributable to shareholders of $15 million ($10 million post-tax).
The impact of changes in actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $895 million. The increase was primarily driven by the net impact of updates to our reinsurance contract fulfilment cash flows and risk adjustment methodology related to non-financial risks, a detailed review of the lapse assumptions in our life insurance business, and refinements to our crediting rate projections on certain universal life products, partially offset by a review of the discount rates used in the valuation of non-participating business. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $256 million ($202 million post-tax), a decrease in CSM of $1,228 million, and an increase in pre-
tax other comprehensive income attributable to shareholders of $589 million ($466 million post-tax).
The impact of changes in actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of $818 million. The decrease was primarily driven by the impact of morbidity updates to certain health insurance products in Hong Kong to reflect emerging experience, updates from our detailed review of global expenses, including investment expenses, as well as the impact of annual updates to our valuation models for participating products, partially offset by a review of lapse assumptions for the International High Net Worth business. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $4 million ($5 million post-tax), an increase in CSM of $591 million, and an increase in pre-tax other comprehensive income attributable to shareholders of $213 million ($190 million post-tax).
The impact of changes in actuarial methods and assumptions in Corporate and Other (which includes our property and casualty reinsurance businesses, run-off insurance operations including variable annuities and health, and consolidation adjustments including intercompany eliminations) resulted in an increase in pre-tax fulfilment cash flows of $15 million. These changes resulted in an increase in pre-tax net income attributed to shareholders of $7 million ($6 million post-tax), a decrease in CSM of $6 million, and a decrease in pre-tax other comprehensive income attributable to shareholders of $16 million ($14 million post-tax).
2023 Review of Actuarial Methods and Assumptions
The completion of the 2023 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $347 million, excluding the portion related to non-controlling interests. These changes resulted in an increase in pre-tax net income attributed to shareholders of $27 million (a decrease of $14 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $58 million ($74 million post-
tax), an increase in CSM of $116 million, and an increase in pre-tax other comprehensive income of $146 million
($110 million post-tax).
Since the beginning of 2020, some lines of business have seen impacts to mortality and policyholder behaviour driven by the COVID-19 pandemic. Given the long-term nature of our assumptions, our 2023 experience studies have excluded experience that was materially impacted by COVID-19 as this is not seen to be indicative of the levels of actual future claims or lapses.

Manulife Financial Corporation – Third Quarter 2024	36
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2023 ($ millions)	Total
Canada variable annuity product review	$(133)
Mortality and morbidity updates	265
Lapse and policyholder behaviour updates	98
Methodology and other updates	(577)
Impact of changes in actuarial methods and assumptions, pre-tax	$(347)
(1)Excludes the portion related to non-controlling interests of $(103) million. The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(450) million.

Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2023 ($ millions)	Total
Portion recognized in net income (loss) attributed to:
Participating policyholders	$58
Shareholders	27
85
Portion recognized in OCI attributed to:
Participating policyholders	-
Shareholders	146
146
Portion recognized in CSM	116
Impact of changes in actuarial methods and assumptions, pre-tax	$347
(1)Excludes the portion related to non-controlling interests of $103 million. The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $450 million.

Canada variable annuity product review
The review of our variable annuity products in Canada resulted in a decrease in pre-tax fulfilment cash flows of
$133 million.
The decrease was driven by a reduction in investment management fees, partially offset by updates to product assumptions, including surrenders, incidence, and utilization, to reflect emerging experience.
Mortality and morbidity updates
Mortality and morbidity updates resulted in an increase in pre-tax fulfilment cash flows of $265 million.
The increase was driven by a strengthening of incidence rates for certain products in Vietnam to align with emerging experience and updates to mortality assumptions in our U.S. life insurance business to reflect industry trends, as well as emerging experience. This was partially offset by updates to morbidity assumptions for certain products in Japan to reflect actual experience.
Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $98 million.
The increase was primarily driven by a detailed review of lapse assumptions for our universal life level cost of insurance products in Canada, which resulted in a reduction to the lapse rates to align with emerging trends.
Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $577 million.
The decrease was driven by the impact of cost-of-guarantees for participating policyholders across all segments from annual updates related to parameters, dividend recalibration, and market movements during the year, as well as modelling refinements for certain products in Asia. This was partially offset by a modelling methodology update to project future premiums on our U.S. life insurance business.
1  Our review of actuarial methods and assumptions also impacts net income attributed to participating policyholders. The total company impact can be found in the above table.

Manulife Financial Corporation – Third Quarter 2024	37
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment1
The impact of changes in actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $159 million. The decrease was driven by updates to our variable annuity product assumptions, as well as by updates to our valuation models for participating products, driven by the annual dividend recalibration, partially offset by a reduction in lapse rates on our universal life level cost of insurance products to reflect emerging trends. These changes resulted in an increase in pre-tax net income attributed to shareholders of $52 million ($37 million post-tax), an increase in CSM of $142 million, and an increase in pre-tax other comprehensive income attributable to shareholders of $2 million ($1 million post-tax).
The impact of changes in actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $270 million. The increase was related to our life insurance business and primarily driven by a modelling methodology update to project future premiums, as well as updates to mortality assumptions.
These changes resulted in an increase in pre-tax net income attributed to shareholders of $134 million ($106 million post-tax), a decrease in CSM of $600 million, and an increase in pre-tax other comprehensive income attributable to shareholders of $196 million ($155 million post-tax).
The impact of changes in actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of $457 million. The decrease largely relates to participating products, primarily driven by model refinements, dividend recalibration updates, as well as annual updates to reflect market movements during the year. This, and the updates to morbidity assumptions on certain products in Japan, were partially offset by updates to incidence rates on certain products in Vietnam. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $159 million ($157 million post-tax), an increase in CSM of $574 million, and a decrease in pre-tax other comprehensive income attributable to shareholders of $53 million ($47 million post-tax).
The impact of changes in actuarial methods and assumptions in Corporate and Other (which includes our property and casualty reinsurance businesses, run-off insurance operations including variable annuities and health, and consolidation adjustments including intercompany eliminations) resulted in a decrease in pre-tax fulfilment cash flows of $1 million. These changes resulted in no impacts to pre-tax net income attributable to shareholders or
CSM, and an increase in pre-tax other comprehensive income attributable to shareholders of $1 million ($1 million post-tax).
D3Sensitivity to changes in assumptions
The following table presents information on how reasonably possible changes in assumptions made by the
Company for certain economic risk variables impact the CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders and total comprehensive income attributed to shareholders.
The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
The analysis is based on a simultaneous change in assumptions across all business units and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business and geographic basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one factor changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of our internal models.

Manulife Financial Corporation – Third Quarter 2024	38
Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities(1)

As at September 30, 2024 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-
As at December 31, 2023 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(200)	$-	$(300)	$(300)
50 basis point increase in interest rate volatility(2)	-	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-

(1)Note that the impact of these assumptions is not linear.
(2)Used in the determination of insurance contract liabilities with financial guarantees. This includes universal life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.

D4Accounting and reporting changes
For future accounting and reporting changes arising during the quarter, refer to note 2 of our unaudited Interim
Consolidated Financial Statements for the three and nine months ended September 30, 2024.
EOTHER
E1Outstanding common shares – selected information
As at October 31, 2024, MFC had 1,751,879,293 common shares outstanding.
E2Legal and regulatory proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 13 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2024.
E3Non-GAAP and other financial measures
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting
Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures
Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings available to common shareholders excluding the impact of Global Minimum
Taxes (“GMT”); core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); total expenses; core expenses; core Drivers of Earnings (“DOE”) line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expenses) recoveries; post-tax contractual service margin (“post-tax CSM”); post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”);
Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management (“AUM”);
assets under management and administration (“AUMA”); Global WAM managed AUMA; core revenue; adjusted book value; and net annualized fee income. In addition, non-GAAP financial measures include the following stated
on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; common shareholders’ net income; and new business CSM.

Manulife Financial Corporation – Third Quarter 2024	39
Non-GAAP ratios include core return on shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); diluted core EPS excluding the impact of GMT (“Core EPS excluding the impact of GMT”);
highest potential businesses core earnings contribution; financial leverage ratio; adjusted book value per common share; common share core dividend payout ratio (“dividend payout ratio”); expense efficiency ratio; core EBITDA margin; effective tax rate on core earnings; and net annualized fee income yield on average AUMA. In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; common shareholders’ net income; pre-tax net income attributed to shareholders; general expenses; CSM; CSM net of NCI; impact of new insurance business net of NCI; new business CSM; basic earnings per common share (“basic EPS”); and diluted earnings per common share (“diluted EPS”).
Other specified financial measures include assets under administration (“AUA”); consolidated capital;
embedded value (“EV”); new business value (“NBV”); new business value margin (“NBV margin”); sales;
annualized premium equivalent (“APE”) sales; gross flows; net flows; average assets under management and administration (“average AUMA”); Global WAM average managed AUMA; average assets under administration;
remittances; any of the foregoing specified financial measures stated on a CER basis; and percentage growth/
decline in any of the foregoing specified financial measures on a CER basis. In addition, we provide an explanation below of the components of core DOE line items other than the change in expected credit loss, the items that comprise certain items excluded from core earnings (on a pre-tax and post-tax basis), and the components of
CSM movement other than the new business CSM.
Our reporting currency for the Company is Canadian dollars and U.S. dollars is the functional currency for Asia and
U.S. segment results. Financial measures presented in U.S. dollars are calculated in the same manner as the
Canadian dollar measures. These amounts are translated to U.S. dollars using the period end rate of exchange for financial measures such as AUMA and the CSM balance and the average rates of exchange for the respective quarter for periodic financial measures such as our Consolidated Statements of Income, core earnings and items excluded from core earnings, and line items in our CSM movement schedule and DOE. Year-to-date or full year periodic financial measures presented in U.S. dollars are calculated as the sum of the quarterly results translated to U.S. dollars. See section E5 “Quarterly financial information” below for the Canadian to U.S. dollar quarterly rates of exchange.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with
GAAP.
Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the impact of market related gains or losses, changes in actuarial methods and assumptions that flow directly through income as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements in equity markets, interest rates including impacts on hedge accounting ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of ALDA from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income attributed to shareholders. These reported amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core EPS as key metrics in our short-term incentive plans at the total Company and operating segment level. We also base our mid- and long-term strategic priorities on core earnings.
Core earnings includes the expected return on our invested assets and any other gains (charges) from market experience are included in net income but excluded from core earnings. The expected return for fixed income assets is based on the related book yields. For ALDA and public equities, the expected return reflects our long-
term view of asset class performance. These returns for ALDA and public equities vary by asset class and range from 3.25% to 11.5%, leading to an average return of between 9.0% to 9.5% on these assets as of September 30,
2024.

Manulife Financial Corporation – Third Quarter 2024	40
While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for a reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.Expected insurance service result on in-force policies, including expected release of the risk adjustment, CSM recognized for service provided, and expected earnings from short-term products measured under the premium allocation approach (“PAA”).
2.Impacts from the initial recognition of new contracts (onerous contracts, including the impact of the associated reinsurance contracts).
3.Insurance experience gains or losses that flow directly through net income.
4.Operating and investment expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.
5.Expected investment earnings, which is the difference between expected return on our invested assets and the associated finance income or expense from the insurance contract liabilities.
6.Net provision for ECL on FVOCI and amortized cost debt instruments.
7.Expected asset returns on surplus investments.
8.All earnings for the Global WAM segment, except for applicable net income items excluded from core earnings as noted below.
9.All earnings for the Manulife Bank business, except for applicable net income items excluded from core earnings as noted below.
10.Routine or non-material legal settlements.
11.All other items not specifically excluded.
12.Tax on the above items.
13.All tax related items except the impact of enacted or substantively enacted income tax rate changes and taxes on items excluded from core earnings.
Net income items excluded from core earnings:
1.Market experience gains (losses) including the items listed below:
•Gains (charges) on general fund public equity and ALDA investments from returns being different than expected.
•Gains (charges) on derivatives not in hedging relationships, or gains (charges) resulting from hedge accounting ineffectiveness.
•Realized gains (charges) from the sale of FVOCI debt instruments.
•Market related gains (charges) on onerous contracts measured using the variable fee approach (e.g.
variable annuities, unit linked, participating insurance) net of the performance on any related hedging instruments.
•Gains (charges) related to certain changes in foreign exchange rates.
2.Changes in actuarial methods and assumptions used in the measurement of insurance contract liabilities that flow directly through income. The Company reviews actuarial methods and assumptions annually, and this process is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current view of expected future experience and ensuring that the risk adjustment is appropriate for the risks assumed.

Manulife Financial Corporation – Third Quarter 2024	41
3.The impact on the measurement of insurance and investment contract assets and liabilities and reinsurance contract held assets and liabilities from changes in product features and new or changes to in-force reinsurance contracts, if material.
4.The fair value changes in long-term investment plan obligations for Global WAM investment management.
5.Goodwill impairment charges.
6.Gains or losses on acquisition and disposition of a business.
7.Material one-time only adjustments, including highly unusual / extraordinary and material legal settlements and restructuring charges, or other items that are material and exceptional in nature.
8.Tax on the above items.
9.Net income (loss) attributed to participating shareholders and non-controlling interests.
10.Impact of enacted or substantively enacted income tax rate changes.

Manulife Financial Corporation – Third Quarter 2024	42
Reconciliation of core earnings to net income attributed to shareholders – 3Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,059	$578	$18	$519	$167	$2,341
Income tax (expenses) recoveries
Core earnings	(65)	(104)	(112)	(6)	(28)	(315)
Items excluded from core earnings	26	(10)	99	(14)	(60)	41
Income tax (expenses) recoveries	(39)	(114)	(13)	(20)	(88)	(274)
Net income (post-tax)	1,020	464	5	499	79	2,067
Less: Net income (post-tax) attributed to
Non-controlling interests	130	-	-	1	-	131
Participating policyholders	63	34	-	-	-	97
Net income (loss) attributed to shareholders (post-tax)	827	430	5	498	79	1,839
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	213	16	(204)	28	133	186
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	-	-	(20)	-	(20)
Reinsurance transactions, tax related items and other	-	-	-	(9)	53	44
Core earnings (post-tax)	$619	$412	$411	$499	$(113)	$1,828
Income tax on core earnings (see above)	65	104	112	6	28	315
Core earnings (pre-tax)	$684	$516	$523	$505	$(85)	$2,143
Core earnings, CER basis and U.S. dollars – 3Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$619	$412	$411	$499	$(113)	$1,828
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$619	$412	$411	$499	$(113)	$1,828
Income tax on core earnings, CER basis(2)	65	104	112	6	28	315
Core earnings, CER basis (pre-tax)	$684	$516	$523	$505	$(85)	$2,143
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$453		$302
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$453		$302
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q24.

Manulife Financial Corporation – Third Quarter 2024	43
Reconciliation of core earnings to net income attributed to shareholders – 2Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$763	$141	$156	$383	$(59)	$1,384
Income tax (expenses) recoveries
Core earnings	(64)	(107)	(95)	(46)	(8)	(320)
Items excluded from core earnings	(51)	68	74	14	(37)	68
Income tax (expenses) recoveries	(115)	(39)	(21)	(32)	(45)	(252)
Net income (post-tax)	648	102	135	351	(104)	1,132
Less: Net income (post-tax) attributed to
Non-controlling interests	38	-	-	1	-	39
Participating policyholders	28	23	-	-	-	51
Net income (loss) attributed to shareholders (post-tax)	582	79	135	350	(104)	1,042
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(58)	(364)	(280)	(7)	44	(665)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(7)	41	-	(42)	(22)	(30)
Core earnings (post-tax)	$647	$402	$415	$399	$(126)	$1,737
Income tax on core earnings (see above)	64	107	95	46	8	320
Core earnings (pre-tax)	$711	$509	$510	$445	$(118)	$2,057
Core earnings, CER basis and U.S. dollars – 2Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$647	$402	$415	$399	$(126)	$1,737
CER adjustment(1)	7	-	(2)	(1)	1	5
Core earnings, CER basis (post-tax)	$654	$402	$413	$398	$(125)	$1,742
Income tax on core earnings, CER basis(2)	65	107	95	46	8	321
Core earnings, CER basis (pre-tax)	$719	$509	$508	$444	$(117)	$2,063
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$472		$303
CER adjustment US $(1)	6		-
Core earnings, CER basis (post-tax), US $	$478		$303
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q24.

Manulife Financial Corporation – Third Quarter 2024	44
Reconciliation of core earnings to net income attributed to shareholders – 1Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$594	$381	$(154)	$426	$5	$1,252
Income tax (expenses) recoveries
Core earnings	(67)	(91)	(103)	(58)	33	(286)
Items excluded from core earnings	(83)	8	149	(3)	(65)	6
Income tax (expenses) recoveries	(150)	(83)	46	(61)	(32)	(280)
Net income (post-tax)	444	298	(108)	365	(27)	972
Less: Net income (post-tax) attributed to
Non-controlling interests	55	-	-	-	-	55
Participating policyholders	26	25	-	-	-	51
Net income (loss) attributed to shareholders (post-tax)	363	273	(108)	365	(27)	866
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(250)	(91)	(534)	6	90	(779)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(44)	-	(26)	2	(41)	(109)
Core earnings (post-tax)	$657	$364	$452	$357	$(76)	$1,754
Income tax on core earnings (see above)	67	91	103	58	(33)	286
Core earnings (pre-tax)	$724	$455	$555	$415	$(109)	$2,040
Core earnings, CER basis and U.S. dollars – 1Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$657	$364	$452	$357	$(76)	$1,754
CER adjustment(1)	8	-	5	3	-	16
Core earnings, CER basis (post-tax)	$665	$364	$457	$360	$(76)	$1,770
Income tax on core earnings, CER basis(2)	67	91	105	58	(33)	288
Core earnings, CER basis (pre-tax)	$732	$455	$562	$418	$(109)	$2,058
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$488		$335
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$488		$335
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q24.

Manulife Financial Corporation – Third Quarter 2024	45
Reconciliation of core earnings to net income attributed to shareholders – 4Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$847	$498	$244	$424	$110	$2,123
Income tax (expenses) recoveries
Core earnings	(76)	(87)	(113)	(55)	37	(294)
Items excluded from core earnings	(33)	(29)	67	(3)	(30)	(28)
Income tax (expenses) recoveries	(109)	(116)	(46)	(58)	7	(322)
Net income (post-tax)	738	382	198	366	117	1,801
Less: Net income (post-tax) attributed to
Non-controlling interests	37	-	-	1	1	39
Participating policyholders	86	17	-	-	-	103
Net income (loss) attributed to shareholders (post-tax)	615	365	198	365	116	1,659
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	-	9	(279)	51	86	(133)
Changes in actuarial methods and assumptions that flow directly through income	89	4	26	-	-	119
Restructuring charge	-	-	-	(36)	-	(36)
Reinsurance transactions, tax related items and other	(38)	-	(23)	(3)	-	(64)
Core earnings (post-tax)	$564	$352	$474	$353	$30	$1,773
Income tax on core earnings (see above)	76	87	113	55	(37)	294
Core earnings (pre-tax)	$640	$439	$587	$408	$(7)	$2,067
Core earnings, CER basis and U.S. dollars – 4Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$564	$352	$474	$353	$30	$1,773
CER adjustment(1)	-	-	1	-	1	2
Core earnings, CER basis (post-tax)	$564	$352	$475	$353	$31	$1,775
Income tax on core earnings, CER basis(2)	77	87	113	56	(38)	295
Core earnings, CER basis (pre-tax)	$641	$439	$588	$409	$(7)	$2,070
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$414		$349
CER adjustment US $(1)	(1)		-
Core earnings, CER basis (post-tax), US $	$413		$349
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q23.

Manulife Financial Corporation – Third Quarter 2024	46
Reconciliation of core earnings to net income attributed to shareholders – 3Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$439	$376	$68	$366	$(75)	$1,174
Income tax (expenses) recoveries
Core earnings	(62)	(109)	(93)	(59)	30	(293)
Items excluded from core earnings	(73)	15	97	11	294	344
Income tax (expenses) recoveries	(135)	(94)	4	(48)	324	51
Net income (post-tax)	304	282	72	318	249	1,225
Less: Net income (post-tax) attributed to
Non-controlling interests	25	-	-	-	-	25
Participating policyholders	195	(8)	-	-	-	187
Net income (loss) attributed to shareholders (post-tax)	84	290	72	318	249	1,013
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(286)	(159)	(476)	(43)	(58)	(1,022)
Changes in actuarial methods and assumptions that flow directly through income	(157)	37	106	-	-	(14)
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	5	4	-	-	297	306
Core earnings (post-tax)	$522	$408	$442	$361	$10	$1,743
Income tax on core earnings (see above)	62	109	93	59	(30)	293
Core earnings (pre-tax)	$584	$517	$535	$420	$(20)	$2,036
Core earnings, CER basis and U.S. dollars – 3Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$522	$408	$442	$361	$10	$1,743
CER adjustment(1)	4	-	7	4	1	16
Core earnings, CER basis (post-tax)	$526	$408	$449	$365	$11	$1,759
Income tax on core earnings, CER basis(2)	62	109	95	59	(30)	295
Core earnings, CER basis (pre-tax)	$588	$517	$544	$424	$(19)	$2,054
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$390		$329
CER adjustment US $(1)	(4)		-
Core earnings, CER basis (post-tax), US $	$386		$329
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q23.

Manulife Financial Corporation – Third Quarter 2024	47
Reconciliation of core earnings to net income attributed to shareholders – YTD 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$2,416	$1,100	$20	$1,328	$113	$4,977
Income tax (expenses) recoveries
Core earnings	(196)	(302)	(310)	(110)	(3)	(921)
Items excluded from core earnings	(108)	66	322	(3)	(162)	115
Income tax (expenses) recoveries	(304)	(236)	12	(113)	(165)	(806)
Net income (post-tax)	2,112	864	32	1,215	(52)	4,171
Less: Net income (post-tax) attributed to
Non-controlling interests	223	-	-	2	-	225
Participating policyholders	117	82	-	-	-	199
Net income (loss) attributed to shareholders (post-tax)	1,772	782	32	1,213	(52)	3,747
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(95)	(439)	(1,018)	27	267	(1,258)
Changes in actuarial methods and assumptions that flow directly through income	(5)	2	(202)	-	6	(199)
Restructuring charge	-	-	-	(20)	-	(20)
Reinsurance transactions, tax related items and other	(51)	41	(26)	(49)	(10)	(95)
Core earnings (post-tax)	$1,923	$1,178	$1,278	$1,255	$(315)	$5,319
Income tax on core earnings (see above)	196	302	310	110	3	921
Core earnings (pre-tax)	$2,119	$1,480	$1,588	$1,365	$(312)	$6,240
Core earnings, CER basis and U.S. dollars – YTD 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,923	$1,178	$1,278	$1,255	$(315)	$5,319
CER adjustment(1)	15	-	3	2	1	21
Core earnings, CER basis (post-tax)	$1,938	$1,178	$1,281	$1,257	$(314)	$5,340
Income tax on core earnings, CER basis(2)	197	302	312	110	3	924
Core earnings, CER basis (pre-tax)	$2,135	$1,480	$1,593	$1,367	$(311)	$6,264
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,413		$940
CER adjustment US $(1)	6		-
Core earnings, CER basis (post-tax), US $	$1,419		$940
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the respective quarters that make up 2024 year-to-date core earnings.

Manulife Financial Corporation – Third Quarter 2024	48
Reconciliation of core earnings to net income attributed to shareholders – YTD 2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,397	$1,111	$507	$1,073	$241	$4,329
Income tax (expenses) recoveries
Core earnings	(203)	(291)	(289)	(149)	62	(870)
Items excluded from core earnings	(128)	34	223	9	209	347
Income tax (expenses) recoveries	(331)	(257)	(66)	(140)	271	(523)
Net income (post-tax)	1,066	854	441	933	512	3,806
Less: Net income (post-tax) attributed to
Non-controlling interests	104	-	-	1	-	105
Participating policyholders	229	28	-	-	-	257
Net income (loss) attributed to shareholders (post-tax)	733	826	441	932	512	3,444
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(553)	(350)	(917)	(41)	204	(1,657)
Changes in actuarial methods and assumptions that flow directly through income	(157)	37	106	-	-	(14)
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(41)	4	(33)	5	269	204
Core earnings (post-tax)	$1,484	$1,135	$1,285	$968	$39	$4,911
Income tax on core earnings (see above)	203	291	289	149	(62)	870
Core earnings (pre-tax)	$1,687	$1,426	$1,574	$1,117	$(23)	$5,781
Core earnings, CER basis and U.S. dollars – YTD 2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,484	$1,135	$1,285	$968	$39	$4,911
CER adjustment(1)	(11)	-	18	8	2	17
Core earnings, CER basis (post-tax)	$1,473	$1,135	$1,303	$976	$41	$4,928
Income tax on core earnings, CER basis(2)	199	291	293	149	(61)	871
Core earnings, CER basis (pre-tax)	$1,672	$1,426	$1,596	$1,125	$(20)	$5,799
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,104		$955
CER adjustment US $(1)	(24)		-
Core earnings, CER basis (post-tax), US $	$1,080		$955
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the respective quarters that make up 2023 year-to-date core earnings.

Manulife Financial Corporation – Third Quarter 2024	49
Reconciliation of core earnings to net income attributed to shareholders – 2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$2,244	$1,609	$751	$1,497	$351	$6,452
Income tax (expenses) recoveries
Core earnings	(279)	(378)	(402)	(204)	99	(1,164)
Items excluded from core earnings	(161)	5	290	6	179	319
Income tax (expenses) recoveries	(440)	(373)	(112)	(198)	278	(845)
Net income (post-tax)	1,804	1,236	639	1,299	629	5,607
Less: Net income (post-tax) attributed to
Non-controlling interests	141	-	-	2	1	144
Participating policyholders	315	45	-	-	-	360
Net income (loss) attributed to shareholders (post-tax)	1,348	1,191	639	1,297	628	5,103
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(553)	(341)	(1,196)	10	290	(1,790)
Changes in actuarial methods and assumptions that flow directly through income	(68)	41	132	-	-	105
Restructuring charge	-	-	-	(36)	-	(36)
Reinsurance transactions, tax related items and other	(79)	4	(56)	2	269	140
Core earnings (post-tax)	$2,048	$1,487	$1,759	$1,321	$69	$6,684
Income tax on core earnings (see above)	279	378	402	204	(99)	1,164
Core earnings (pre-tax)	$2,327	$1,865	$2,161	$1,525	$(30)	$7,848
Core earnings, CER basis and U.S. dollars – 2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$2,048	$1,487	$1,759	$1,321	$69	$6,684
CER adjustment(1)	(10)	-	19	8	2	19
Core earnings, CER basis (post-tax)	$2,038	$1,487	$1,778	$1,329	$71	$6,703
Income tax on core earnings, CER basis(2)	276	378	406	204	(99)	1,165
Core earnings, CER basis (pre-tax)	$2,314	$1,865	$2,184	$1,533	$(28)	$7,868
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,518		$1,304
CER adjustment US $(1)	(25)		-
Core earnings, CER basis (post-tax), US $	$1,493		$1,304
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the respective quarters that make up 2023 core earnings.

Manulife Financial Corporation – Third Quarter 2024	50
Segment core earnings by business line or geographic source
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
Asia

	Quarterly Results					YTD Results		Full Year Results
(US $ millions)	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Hong Kong	$254	$243	$241	$218	$190	$738	$510	$728
Japan	81	92	102	79	87	275	230	309
Asia Other(1)	127	145	151	119	119	423	375	494
International High Net Worth								72
Mainland China								49
Singapore								161
Vietnam								133
Other Emerging Markets(2)								79
Regional Office	(9)	(8)	(6)	(2)	(6)	(23)	(11)	(13)
Total Asia core earnings	$453	$472	$488	$414	$390	$1,413	$1,104	$1,518
(1)Core earnings for Asia Other is reported by country annually, on a full year basis. (2)Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

	Quarterly Results					YTD Results		Full Year Results
(US $ millions), CER basis(1)	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Hong Kong	$254	$243	$241	$217	$191	$738	$510	$728
Japan	81	96	102	78	84	279	214	292
Asia Other(2)	127	147	151	120	117	425	367	486
International High Net Worth								72
Mainland China								48
Singapore								164
Vietnam								127
Other Emerging Markets(3)								75
Regional Office	(9)	(8)	(6)	(2)	(6)	(23)	(11)	(13)
Total Asia core earnings, CER basis	$453	$478	$488	$413	$386	$1,419	$1,080	$1,493
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.
(2)Core earnings for Asia Other is reported by country annually, on a full year basis.
(3)Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

Canada

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions)	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Insurance	$320	$307	$266	$258	$310	$893	$843	$1,101
Annuities	51	55	53	48	48	159	156	204
Manulife Bank	41	40	45	46	50	126	136	182
Total Canada core earnings	$412	$402	$364	$352	$408	$1,178	$1,135	$1,487

Manulife Financial Corporation – Third Quarter 2024	51
U.S.

	Quarterly Results					YTD Results		Full Year Results
(US $ in millions)	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
U.S. Insurance	$268	$254	$286	$300	$283	$808	$833	$1,133
U.S. Annuities	34	49	49	49	46	132	122	171
Total U.S. core earnings	$302	$303	$335	$349	$329	$940	$955	$1,304
Global WAM by business line

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions)	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Retirement	$304	$226	$202	$203	$192	$732	$542	$745
Retail	154	135	131	127	135	420	375	502
Institutional asset management	41	38	24	23	34	103	51	74
Total Global WAM core earnings	$499	$399	$357	$353	$361	$1,255	$968	$1,321

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions), CER basis(1)	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Retirement	$304	$226	$204	$203	$195	$734	$548	$750
Retail	154	135	132	127	136	421	377	504
Institutional asset management	41	37	24	23	34	102	51	75
Total Global WAM core earnings, CER basis	$499	$398	$360	$353	$365	$1,257	$976	$1,329
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.
Global WAM by geographic source

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions)	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Asia	$157	$138	$108	$109	$108	$403	$295	$404
Canada	107	85	90	100	94	282	278	378
U.S.	235	176	159	144	159	570	395	539
Total Global WAM core earnings	$499	$399	$357	$353	$361	$1,255	$968	$1,321

	Quarterly Results					YTD Results		Full Year Results
(Canadian $ in millions), CER basis(1)	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Asia	$157	$138	$109	$108	$110	$404	$298	$406
Canada	107	85	90	100	94	282	278	378
U.S.	235	175	161	145	161	571	400	545
Total Global WAM core earnings, CER basis	$499	$398	$360	$353	$365	$1,257	$976	$1,329
(1)Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.

Manulife Financial Corporation – Third Quarter 2024	52
Core earnings available to common shareholders is a financial measure that is used in the calculation of core
ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends and other equity distributions.

	Quarterly Results					YTD Results		Full Year Results
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Core earnings	$1,828	$1,737	$1,754	$1,773	$1,743	$5,319	$4,911	$6,684
Less: Preferred share dividends and other equity distributions	56	99	55	99	54	210	204	303
Core earnings available to common shareholders	1,772	1,638	1,699	1,674	1,689	5,109	4,707	6,381
CER adjustment(1)	-	5	16	2	16	21	17	19
Core earnings available to common shareholders, CER basis	$1,772	$1,643	$1,715	$1,676	$1,705	$5,130	$4,724	$6,400
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Core earnings available to common shareholders	$1,772	$1,638	$1,699	$1,674	$1,689	$5,109	$4,707	$6,381
Annualized core earnings available to common shareholders (post-tax)	$7,049	$6,588	$6,833	$6,641	$6,701	$6,824	$6,293	$6,381
Average common shareholders’ equity (see below)	$42,609	$41,947	$40,984	$40,563	$39,897	$41,847	$40,081	$40,201
Core ROE (annualized) (%)	16.6%	15.7%	16.7%	16.4%	16.8%	16.3%	15.7%	15.9%
Average common shareholders’ equity
Total shareholders’ and other equity	$49,573	$48,965	$48,250	$47,039	$47,407	$49,573	$47,407	$47,039
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$42,913	$42,305	$41,590	$40,379	$40,747	$42,913	$40,747	$40,379
Average common shareholders’ equity	$42,609	$41,947	$40,984	$40,563	$39,897	$41,847	$40,081	$40,201
Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding. Core EPS excluding the impact of GMT is equal to core earnings available to common shareholders excluding the impact of GMT divided by diluted weighted average common shares outstanding.
Core earnings available to common shareholders excluding the impact of GMT
Core earnings available to shareholders excluding the impact of GMT is calculated as core earnings available to common shareholders less GMT included in core earnings. We believe this measure will aid investors to better understand the impact that the adoption of the Global Minimum Tax Act had on our operating performance.

For the three months ended September 30,
($ millions and post-tax)	2024
Core earnings available to common shareholders	$1,772
Less: GMT included in core earnings	(61)
Core earnings available to common shareholders excluding the impact GMT	$1,833

Manulife Financial Corporation – Third Quarter 2024	53
Core earnings related to strategic priorities
The Company measures its progress on certain strategic priorities using core earnings, including core earnings from highest potential businesses. The core earnings for these businesses is calculated consistent with our definition of core earnings and expressed as a percentage of total core earnings.

For the nine months ended September 30, ($ millions and post-tax, unless otherwise stated)	2024	2023
Core earnings highest potential businesses(1)	$3,745	$2,950
Core earnings - All other businesses	1,574	1,961
Core earnings	5,319	4,911
Items excluded from core earnings	(1,572)	(1,467)
Net income (loss) attributed to shareholders	$3,747	$3,444
Highest potential businesses core earnings contribution	70%	60%
(1)Includes core earnings from Asia and Global WAM segments, Canada Group Benefits, and behavioral insurance products.
The effective tax rate on core earnings is equal to income tax on core earnings divided by pre-tax core earnings.
Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly Results					YTD Results		Full Year Results
	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Per share dividend	$0.40	$0.40	$0.40	$0.37	$0.37	$1.20	$1.10	$1.46
Core EPS	$1.00	$0.91	$0.94	$0.92	$0.92	$2.84	$2.55	$3.47
Common share core dividend payout ratio	40%	44%	43%	40%	40%	42%	43%	42%
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the exchange rates for the Consolidated Statements of Income and Consolidated Statements of Financial Position
effective for the third quarter of 2024.
Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented below and throughout this section.
Basic EPS and diluted EPS, CER basis is equal to common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively.
General expenses, CER basis
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
General expenses	$1,204	$1,225	$1,102	$1,180	$1,042	$3,531	$3,150	$4,330
CER adjustment(1)	-	(3)	8	1	8	5	22	22
General expenses, CER basis	$1,204	$1,222	$1,110	$1,181	$1,050	$3,536	$3,172	$4,352
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.

Manulife Financial Corporation – Third Quarter 2024	54
Drivers of earnings (“DOE”) is used to identify the primary sources of gains or losses in each reporting period. It is one of the key tools we use to understand and manage our business. The DOE line items are comprised of amounts that have been included in our financial statements. The core DOE shows the sources of core earnings and the items excluded from core earnings, reconciled to net income attributed to shareholders. The elements of the core earnings DOE are described below:
Net insurance service result represents the core earnings associated with providing insurance service to policyholders within the period including:
•Expected earnings on insurance contracts which includes the release of risk adjustment for expired non-financial risk, the CSM recognized for service provided and expected earnings on short-term PAA insurance business.
•Impact of new insurance business relates to income at initial recognition from new insurance contracts.
Losses would occur if the group of new insurance contracts was onerous at initial recognition. If reinsurance contracts provide coverage for the direct insurance contracts, then the loss is offset by a corresponding gain on reinsurance contracts held.
•Insurance experience gains (losses) arise from items such as claims, persistency, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. Generally, this line would be driven by claims and expenses, as persistency experience relates to future service and would be offset by changes to the carrying amount of the contractual service margin unless the group is onerous, in which case the impact of persistency experience would be included in core earnings.
•Other represents pre-tax net income on residual items in the insurance result section.
Net investment result represents the core earnings associated with investment results within the period. Note that results associated with Global WAM and Manulife Bank are shown on separate DOE lines. However, within the Consolidated Statements of Income, the results associated with these businesses would impact the total investment result. This section includes:
•Expected investment earnings, which is the difference between expected asset returns and the associated finance income or expense from insurance and investment contract liabilities, net of investment expenses.
•Change in expected credit loss, which is the gain or charge to net income attributed to shareholders for credit losses to bring the allowance for credit losses to a level management considers adequate for expected credit-related losses on its portfolio.
•Expected earnings on surplus reflects the expected investment return on surplus assets.
•Other represents pre-tax net income on residual items in the investment result section.
Global WAM is the pre-tax net income from the Global Wealth and Asset Management segment, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Manulife Bank is the pre-tax net income from Manulife Bank, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.
Other represents net income associated with items outside of the net insurance service result, net investment result, Global WAM and Manulife Bank. Other includes lines attributed to core earnings such as:
•Non-directly attributable expenses are expenses incurred by the Company which are not directly attributable to fulfilling insurance contracts. Non-directly attributable expenses exclude non-directly attributable investment expenses as they are included in the net investment result.
•Other represents pre-tax net income on residual items in the Other section. Most notably this would include the cost of financing debt issued by Manulife.

Manulife Financial Corporation – Third Quarter 2024	55
Net income attributed to shareholders includes the following items excluded from core earnings:
•Market experience gains (losses) related to items excluded from core earnings that relate to changes in market variables.
•Changes in actuarial methods and assumptions that flow directly through income related to updates in the methods and assumptions used to value insurance contract liabilities.
•Restructuring charges includes a charge taken to reorganize operations.
•Reinsurance transactions, tax-related items and other include the impacts of new or changes to in-
force reinsurance contracts, the impact of enacted or substantively enacted income tax rate changes and other amounts defined as items excluded from core earnings not specifically captured in the lines above.
All of the above items are discussed in more detail in our definition of items excluded from core earnings.

Manulife Financial Corporation – Third Quarter 2024	56
DOE Reconciliation – 3Q24
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$548	$363	$338	$-	$48	$1,297
Less: Insurance service result attributed to:
Items excluded from core earnings	(3)	6	158	-	-	161
NCI	33	-	-	-	-	33
Participating policyholders	55	18	-	-	-	73
Core net insurance service result	463	339	180	-	48	1,030
Core net insurance service result, CER adjustment(1)	-	-	-	-	-	-
Core net insurance service result, CER basis	$463	$339	$180	$-	$48	$1,030
Total investment result reconciliation
Total investment result per financial statements	$644	$563	$(303)	$(196)	$393	$1,101
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	389	-	(196)	-	193
Add: Consolidation and other adjustments from Other DOE line	(1)	1	-	-	(148)	(148)
Less: Net investment result attributed to:
Items excluded from core earnings	194	3	(668)	-	154	(317)
NCI	125	-	-	-	-	125
Participating policyholders	33	26	-	-	-	59
Core net investment result	291	146	365	-	91	893
Core net investment result, CER adjustment(1)	-	-	-	-	-	-
Core net investment result, CER basis	$291	$146	$365	$-	$91	$893
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$69	$-	$518	$-	$587
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	12	-	13	-	25
Core earnings in Manulife Bank and Global WAM	-	57	-	505	-	562
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	-	-	-
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$57	$-	$505	$-	$562
Other reconciliation
Other revenue per financial statements	$(42)	$74	$26	$1,875	$(5)	$1,928
General expenses per financial statements	(83)	(154)	(41)	(795)	(131)	(1,204)
Commissions related to non-insurance contracts	(3)	(15)	2	(364)	10	(370)
Interest expenses per financial statements	(5)	(253)	(4)	(1)	(148)	(411)
Total financial statements values included in Other	(133)	(348)	(17)	715	(274)	(57)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(319)	-	715	-	396
Consolidation and other adjustments to net investment result DOE line	(1)	-	-	(1)	(148)	(150)
Less: Other attributed to:
Items excluded from core earnings	(49)	3	5	-	98	57
NCI	(2)	-	-	1	-	(1)
Participating policyholders	(6)	(3)	-	-	-	(9)
Add: Participating policyholders’ earnings transfer to shareholders	5	3	-	-	-	8
Other core earnings	(70)	(26)	(22)	-	(224)	(342)
Other core earnings, CER adjustment(1)	-	-	-	-	-	-
Other core earnings, CER basis	$(70)	$(26)	$(22)	$-	$(224)	$(342)
Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(39)	$(114)	$(13)	$(20)	$(88)	$(274)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	66	(6)	99	(14)	(60)	85
NCI	(26)	-	-	-	-	(26)
Participating policyholders	(14)	(4)	-	-	-	(18)
Core income tax (expenses) recoveries	(65)	(104)	(112)	(6)	(28)	(315)
Core income tax (expenses) recoveries, CER adjustment(1)	-	-	-	-	-	-
Core income tax (expenses) recoveries, CER basis	$(65)	$(104)	$(112)	$(6)	$(28)	$(315)
(1)The impact of updating foreign exchange rates to that which was used in 3Q24. (2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2024	57
DOE Reconciliation – 2Q24
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$520	$343	$157	$-	$17	$1,037
Less: Insurance service result attributed to:
Items excluded from core earnings	(13)	(5)	43	-	1	26
NCI	17	-	-	-	-	17
Participating policyholders	47	22	-	-	-	69
Core net insurance service result	469	326	114	-	16	925
Core net insurance service result, CER adjustment(1)	4	(1)	-	-	1	4
Core net insurance service result, CER basis	$473	$325	$114	$-	$17	$929
Total investment result reconciliation
Total investment result per financial statements	$271	$161	$6	$(240)	$315	$513
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	380	-	(240)	-	140
Add: Consolidation and other adjustments from Other DOE line	-	(1)	-	-	(154)	(155)
Less: Net investment result attributed to:
Items excluded from core earnings	(59)	(385)	(405)	-	65	(784)
NCI	23	-	-	-	-	23
Participating policyholders	(3)	9	-	-	-	6
Core net investment result	310	156	411	-	96	973
Core net investment result, CER adjustment(1)	4	-	(1)	-	-	3
Core net investment result, CER basis	$314	$156	$410	$-	$96	$976
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$48	$-	$383	$-	$431
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	(9)	-	(62)	-	(71)
Core earnings in Manulife Bank and Global WAM	-	57	-	445	-	502
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	(1)	-	(1)
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$57	$-	$444	$-	$501
Other reconciliation
Other revenue per financial statements	$63	$73	$27	$1,809	$(123)	$1,849
General expenses per financial statements	(79)	(155)	(32)	(828)	(131)	(1,225)
Commissions related to non-insurance contracts	(4)	(15)	1	(356)	10	(364)
Interest expenses per financial statements	(8)	(266)	(3)	(2)	(147)	(426)
Total financial statements values included in Other	(28)	(363)	(7)	623	(391)	(166)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(333)	-	623	-	290
Consolidation and other adjustments to net investment result DOE line	-	-	-	-	(154)	(154)
Less: Other attributed to:
Items excluded from core earnings	50	2	8	(1)	(7)	52
NCI	-	-	-	1	-	1
Participating policyholders	(2)	-	-	-	-	(2)
Add: Participating policyholders’ earnings transfer to shareholders	8	2	-	-	-	10
Other core earnings	(68)	(30)	(15)	-	(230)	(343)
Other core earnings, CER adjustment(1)	(1)	-	-	-	-	(1)
Other core earnings, CER basis	$(69)	$(30)	$(15)	$-	$(230)	$(344)
Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(115)	$(39)	$(21)	$(32)	$(45)	$(252)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(43)	74	74	14	(37)	82
NCI	(2)	-	-	-	-	(2)
Participating policyholders	(6)	(6)	-	-	-	(12)
Core income tax (expenses) recoveries	(64)	(107)	(95)	(46)	(8)	(320)
Core income tax (expenses) recoveries, CER adjustment(1)	(1)	-	-	-	-	(1)
Core income tax (expenses) recoveries, CER basis	$(65)	$(107)	$(95)	$(46)	$(8)	$(321)
(1)The impact of updating foreign exchange rates to that which was used in 3Q24. (2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2024	58
DOE Reconciliation – 1Q24
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$547	$284	$119	$-	$28	$978
Less: Insurance service result attributed to:
Items excluded from core earnings	11	(3)	2	-	(1)	9
NCI	33	-	-	-	-	33
Participating policyholders	48	24	-	-	-	72
Core net insurance service result	455	263	117	-	29	864
Core net insurance service result, CER adjustment(1)	5	1	1	-	-	7
Core net insurance service result, CER basis	$460	$264	$118	$-	$29	$871
Total investment result reconciliation
Total investment result per financial statements	$54	$453	$(290)	$(230)	$361	$348
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	396	-	(230)	-	166
Add: Consolidation and other adjustments from Other DOE line	-	(1)	-	-	(156)	(157)
Less: Net investment result attributed to:
Items excluded from core earnings	(291)	(100)	(720)	-	106	(1,005)
NCI	40	-	-	-	-	40
Participating policyholders	(3)	7	-	-	-	4
Core net investment result	308	149	430	-	99	986
Core net investment result, CER adjustment(1)	4	-	5	-	-	9
Core net investment result, CER basis	$312	$149	$435	$-	$99	$995
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$65	$-	$426	$-	$491
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	4	-	11	-	15
Core earnings in Manulife Bank and Global WAM	-	61	-	415	-	476
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	3	-	3
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$61	$-	$418	$-	$479
Other reconciliation
Other revenue per financial statements	$55	$75	$39	$1,750	$(111)	$1,808
General expenses per financial statements	(56)	(142)	(21)	(743)	(140)	(1,102)
Commissions related to non-insurance contracts	-	(18)	3	(349)	8	(356)
Interest expenses per financial statements	(6)	(271)	(4)	(2)	(141)	(424)
Total financial statements values included in Other	(7)	(356)	17	656	(384)	(74)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(331)	-	656	-	325
Consolidation and other adjustments to net investment result DOE line	-	(1)	-	-	(156)	(157)
Less: Other attributed to:
Items excluded from core earnings	39	(3)	9	-	9	54
NCI	-	-	-	-	-	-
Participating policyholders	1	-	-	-	-	1
Add: Participating policyholders’ earnings transfer to shareholders	8	3	-	-	-	11
Other core earnings	(39)	(18)	8	-	(237)	(286)
Other core earnings, CER adjustment(1)	-	-	-	-	-	-
Other core earnings, CER basis	$(39)	$(18)	$8	$-	$(237)	$(286)
Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(150)	$(83)	$46	$(61)	$(32)	$(280)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(53)	11	149	(3)	(65)	39
NCI	(18)	-	-	-	-	(18)
Participating policyholders	(12)	(3)	-	-	-	(15)
Core income tax (expenses) recoveries	(67)	(91)	(103)	(58)	33	(286)
Core income tax (expenses) recoveries, CER adjustment(1)	-	-	(2)	-	-	(2)
Core income tax (expenses) recoveries, CER basis	$(67)	$(91)	$(105)	$(58)	$33	$(288)
(1)The impact of updating foreign exchange rates to that which was used in 3Q24. (2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2024	59
DOE Reconciliation – 4Q23
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$644	$306	$195	$-	$91	$1,236
Less: Insurance service result attributed to:
Items excluded from core earnings	130	12	21	-	(2)	161
NCI	19	-	-	-	1	20
Participating policyholders	60	39	-	-	-	99
Core net insurance service result	435	255	174	-	92	956
Core net insurance service result, CER adjustment(1)	-	-	1	-	-	1
Core net insurance service result, CER basis	$435	$255	$175	$-	$92	$957
Total investment result reconciliation
Total investment result per financial statements	$285	$511	$72	$(139)	$344	$1,073
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	377	-	(139)	-	238
Add: Consolidation and other adjustments from Other DOE line	-	3	-	-	(162)	(159)
Less: Net investment result attributed to:
Items excluded from core earnings	(47)	9	(359)	-	39	(358)
NCI	37	-	-	-	-	37
Participating policyholders	50	(10)	-	-	-	40
Core net investment result	245	138	431	-	143	957
Core net investment result, CER adjustment(1)	-	-	1	-	-	1
Core net investment result, CER basis	$245	$138	$432	$-	$143	$958
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$72	$-	$424	$-	$496
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	8	-	16	-	24
Core earnings in Manulife Bank and Global WAM	-	64	-	408	-	472
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	1	-	1
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$64	$-	$409	$-	$473
Other reconciliation
Other revenue per financial statements	$(16)	$75	$8	$1,688	$(36)	$1,719
General expenses per financial statements	(59)	(136)	(28)	(793)	(164)	(1,180)
Commissions related to non-insurance contracts	(3)	(12)	1	(330)	9	(335)
Interest expenses per financial statements	(4)	(246)	(4)	(2)	(134)	(390)
Total financial statements values included in Other	(82)	(319)	(23)	563	(325)	(186)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(305)	-	564	-	259
Consolidation and other adjustments to net investment result DOE line	-	3	-	-	(162)	(159)
Less: Other attributed to:
Items excluded from core earnings	(26)	4	(5)	(2)	79	50
NCI	(2)	-	-	1	-	(1)
Participating policyholders	(4)	(1)	-	-	-	(5)
Add: Participating policyholders’ earnings transfer to shareholders	10	2	-	-	-	12
Other core earnings	(40)	(18)	(18)	-	(242)	(318)
Other core earnings, CER adjustment(1)	1	-	(1)	-	-	-
Other core earnings, CER basis	$(39)	$(18)	$(19)	$-	$(242)	$(318)
Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(109)	$(116)	$(46)	$(58)	$7	$(322)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(6)	(20)	67	(3)	(30)	8
NCI	(17)	-	-	-	-	(17)
Participating policyholders	(10)	(9)	-	-	-	(19)
Core income tax (expenses) recoveries	(76)	(87)	(113)	(55)	37	(294)
Core income tax (expenses) recoveries, CER adjustment(1)	(1)	-	-	(1)	1	(1)
Core income tax (expenses) recoveries, CER basis	$(77)	$(87)	$(113)	$(56)	$38	$(295)
(1)The impact of updating foreign exchange rates to that which was used in 3Q24. (2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2024	60
DOE Reconciliation – 3Q23
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$467	$366	$108	$-	$64	$1,005
Less: Insurance service result attributed to:
Items excluded from core earnings	(112)	11	(51)	-	(1)	(153)
NCI	15	-	-	-	-	15
Participating policyholders	177	21	-	-	-	198
Core net insurance service result	387	334	159	-	65	945
Core net insurance service result, CER adjustment(1)	4	-	2	-	1	7
Core net insurance service result, CER basis	$391	$334	$161	$-	$66	$952
Total investment result reconciliation
Total investment result per financial statements	$4	$389	$(45)	$(303)	$273	$318
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	380	-	(303)	-	77
Add: Consolidation and other adjustments from Other DOE line	-	(23)	-	-	(131)	(154)
Less: Net investment result attributed to:
Items excluded from core earnings	(274)	(130)	(418)	-	(5)	(827)
NCI	17	-	-	-	-	17
Participating policyholders	28	(21)	-	-	-	7
Core net investment result	233	137	373	-	147	890
Core net investment result, CER adjustment(1)	-	-	6	-	-	6
Core net investment result, CER basis	$233	$137	$379	$-	$147	$896
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$55	$-	$365	$-	$420
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	(11)	-	(55)	-	(66)
Core earnings in Manulife Bank and Global WAM	-	66	-	420	-	486
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	4	-	4
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$66	$-	$424	$-	$490
Other reconciliation
Other revenue per financial statements	$26	$53	$31	$1,709	$(174)	$1,645
General expenses per financial statements	(52)	(128)	(29)	(703)	(129)	(1,041)
Commissions related to non-insurance contracts	(3)	(14)	6	(334)	9	(336)
Interest expenses per financial statements	(3)	(290)	(3)	(1)	(119)	(416)
Total financial statements values included in Other	(32)	(379)	5	671	(413)	(148)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(325)	-	670	-	345
Consolidation and other adjustments to net investment result DOE line	-	(23)	-	-	(132)	(155)
Less: Other attributed to:
Items excluded from core earnings	5	(4)	2	-	(49)	(46)
NCI	2	-	-	1	-	3
Participating policyholders	3	(5)	-	-	-	(2)
Add: Participating policyholders’ earnings transfer to shareholders	6	2	-	-	-	8
Other core earnings	(36)	(20)	3	-	(232)	(285)
Other core earnings, CER adjustment(1)	-	-	1	-	-	1
Other core earnings, CER basis	$(36)	$(20)	$4	$-	$(232)	$(284)
Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(135)	$(94)	$4	$(48)	$324	$51
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(58)	16	97	12	294	361
NCI	(9)	-	-	(1)	-	(10)
Participating policyholders	(6)	(1)	-	-	-	(7)
Core income tax (expenses) recoveries	(62)	(109)	(93)	(59)	30	(293)
Core income tax (expenses) recoveries, CER adjustment(1)	-	-	(2)	-	-	(2)
Core income tax (expenses) recoveries, CER basis	$(62)	$(109)	$(95)	$(59)	$30	$(295)
(1)The impact of updating foreign exchange rates to that which was used in 3Q24. (2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2024	61
DOE Reconciliation – YTD 2024
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$1,615	$990	$614	$-	$93	$3,312
Less: Insurance service result attributed to:
Items excluded from core earnings	(5)	(2)	203	-	-	196
NCI	83	-	-	-	-	83
Participating policyholders	150	64	-	-	-	214
Core net insurance service result	1,387	928	411	-	93	2,819
Core net insurance service result, CER adjustment(1)	9	-	1	-	1	11
Core net insurance service result, CER basis	$1,396	$928	$412	$-	$94	$2,830
Total investment result reconciliation
Total investment result per financial statements	$969	$1,177	$(587)	$(666)	$1,069	$1,962
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	1,165	-	(666)	-	499
Add: Consolidation and other adjustments from Other DOE line	(1)	(1)	-	-	(458)	(460)
Less: Net investment result attributed to:
Items excluded from core earnings	(156)	(482)	(1,793)	-	325	(2,106)
NCI	188	-	-	-	-	188
Participating policyholders	27	42	-	-	-	69
Core net investment result	909	451	1,206	-	286	2,852
Core net investment result, CER adjustment(1)	8	-	4	-	-	12
Core net investment result, CER basis	$917	$451	$1,210	$-	$286	$2,864
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$182	$-	$1,327	$-	$1,509
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	7	-	(38)	-	(31)
Core earnings in Manulife Bank and Global WAM	-	175	-	1,365	-	1,540
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	2	-	2
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$175	$-	$1,367	$-	$1,542
Other reconciliation
Other revenue per financial statements	$76	$222	$92	$5,434	$(239)	$5,585
General expenses per financial statements	(218)	(451)	(94)	(2,366)	(402)	(3,531)
Commissions related to non-insurance contracts	(7)	(48)	6	(1,069)	28	(1,090)
Interest expenses per financial statements	(19)	(790)	(11)	(5)	(436)	(1,261)
Total financial statements values included in Other	(168)	(1,067)	(7)	1,994	(1,049)	(297)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(983)	-	1,994	-	1,011
Consolidation and other adjustments to net investment result DOE line	(1)	(1)	-	(1)	(458)	(461)
Less: Other attributed to:
Items excluded from core earnings	40	2	22	(1)	100	163
NCI	(2)	-	-	2	-	-
Participating policyholders	(7)	(3)	-	-	-	(10)
Add: Participating policyholders’ earnings transfer to shareholders	21	8	-	-	-	29
Other core earnings	(177)	(74)	(29)	-	(691)	(971)
Other core earnings, CER adjustment(1)	(1)	-	-	-	-	(1)
Other core earnings, CER basis	$(178)	$(74)	$(29)	$-	$(691)	$(972)
Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(304)	$(236)	$12	$(113)	$(165)	$(806)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(30)	79	322	(3)	(162)	206
NCI	(46)	-	-	-	-	(46)
Participating policyholders	(32)	(13)	-	-	-	(45)
Core income tax (expenses) recoveries	(196)	(302)	(310)	(110)	(3)	(921)
Core income tax (expenses) recoveries, CER adjustment(1)	(1)	-	(2)	-	-	(3)
Core income tax (expenses) recoveries, CER basis	$(197)	$(302)	$(312)	$(110)	$(3)	$(924)
(1)The impact of updating foreign exchange rates to that which was used in 3Q24. (2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2024	62
DOE Reconciliation – YTD 2023
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$1,297	$887	$412	$-	$145	$2,741
Less: Insurance service result attributed to:
Items excluded from core earnings	(130)	7	(76)	-	(1)	(200)
NCI	68	-	-	-	-	68
Participating policyholders	248	68	-	-	-	316
Core net insurance service result	1,111	812	488	-	146	2,557
Core net insurance service result, CER adjustment(1)	(4)	-	7	-	2	5
Core net insurance service result, CER basis	$1,107	$812	$495	$-	$148	$2,562
Total investment result reconciliation
Total investment result per financial statements	$193	$1,206	$161	$(807)	$1,132	$1,885
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	1,068	-	(807)	-	261
Add: Consolidation and other adjustments from Other DOE line	-	(23)	-	-	(395)	(418)
Less: Net investment result attributed to:
Items excluded from core earnings	(558)	(354)	(937)	-	259	(1,590)
NCI	55	-	-	-	-	55
Participating policyholders	24	(7)	-	-	-	17
Core net investment result	672	476	1,098	-	478	2,724
Core net investment result, CER adjustment(1)	(13)	-	15	-	1	3
Core net investment result, CER basis	$659	$476	$1,113	$-	$479	$2,727
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$179	$-	$1,072	$-	$1,251
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	(6)	-	(45)	-	(51)
Core earnings in Manulife Bank and Global WAM	-	185	-	1,117	-	1,302
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	8	-	8
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$185	$-	$1,125	$-	$1,310
Other reconciliation
Other revenue per financial statements	$83	$197	$71	$5,021	$(345)	$5,027
General expenses per financial statements	(161)	(378)	(128)	(2,138)	(345)	(3,150)
Commissions related to non-insurance contracts	(7)	(43)	2	(992)	30	(1,010)
Interest expenses per financial statements	(8)	(758)	(11)	(11)	(376)	(1,164)
Total financial statements values included in Other	(93)	(982)	(66)	1,880	(1,036)	(297)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(889)	-	1,879	-	990
Consolidation and other adjustments to net investment result DOE line	-	(23)	-	-	(395)	(418)
Less: Other attributed to:
Items excluded from core earnings	19	(6)	(54)	-	6	(35)
NCI	6	-	-	1	-	7
Participating policyholders	2	(11)	-	-	-	(9)
Add: Participating policyholders’ earnings transfer to shareholders	24	6	-	-	-	30
Other core earnings	(96)	(47)	(12)	-	(647)	(802)
Other core earnings, CER adjustment(1)	2	-	-	-	-	2
Other core earnings, CER basis	$(94)	$(47)	$(12)	$-	$(647)	$(800)
Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(331)	$(257)	$(66)	$(140)	$271	$(523)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(83)	50	223	10	209	409
NCI	(25)	-	-	(1)	-	(26)
Participating policyholders	(20)	(16)	-	-	-	(36)
Core income tax (expenses) recoveries	(203)	(291)	(289)	(149)	62	(870)
Core income tax (expenses) recoveries, CER adjustment(1)	4	-	(4)	-	(1)	(1)
Core income tax (expenses) recoveries, CER basis	$(199)	$(291)	$(293)	$(149)	$61	$(871)
(1)The impact of updating foreign exchange rates to that which was used in 3Q24. (2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2024	63
DOE Reconciliation – 2023
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result - financial statements	$1,941	$1,193	$607	$-	$236	$3,977
Less: Insurance service result attributed to:
Items excluded from core earnings	-	19	(55)	-	(3)	(39)
NCI	87	-	-	-	1	88
Participating policyholders	308	107	-	-	-	415
Core net insurance service result	1,546	1,067	662	-	238	3,513
Core net insurance service result, CER adjustment(1)	(3)	-	7	-	2	6
Core net insurance service result, CER basis	$1,543	$1,067	$669	$-	$240	$3,519
Total investment result reconciliation
Total investment result per financial statements	$478	$1,717	$233	$(946)	$1,476	$2,958
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	-	1,445	-	(946)	-	499
Add: Consolidation and other adjustments from Other DOE line	-	(20)	-	-	(557)	(577)
Less: Net investment result attributed to:
Items excluded from core earnings	(605)	(345)	(1,296)	-	298	(1,948)
NCI	92	-	-	-	-	92
Participating policyholders	74	(17)	-	-	-	57
Core net investment result	917	614	1,529	-	621	3,681
Core net investment result, CER adjustment(1)	(13)	-	16	-	1	4
Core net investment result, CER basis	$904	$614	$1,545	$-	$622	$3,685
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$-	$251	$-	$1,496	$-	$1,747
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	-	2	-	(29)	-	(27)
Core earnings in Manulife Bank and Global WAM	-	249	-	1,525	-	1,774
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	-	-	-	8	-	8
Core earnings in Manulife Bank and Global WAM, CER basis	$-	$249	$-	$1,533	$-	$1,782
Other reconciliation
Other revenue per financial statements	$67	$272	$79	$6,709	$(381)	$6,746
General expenses per financial statements	(220)	(514)	(156)	(2,931)	(509)	(4,330)
Commissions related to non-insurance contracts	(10)	(55)	3	(1,322)	39	(1,345)
Interest expenses per financial statements	(12)	(1,004)	(15)	(13)	(510)	(1,554)
Total financial statements values included in Other	(175)	(1,301)	(89)	2,443	(1,361)	(483)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	-	(1,194)	-	2,443	-	1,249
Consolidation and other adjustments to net investment result DOE line	-	(20)	-	-	(557)	(577)
Less: Other attributed to:
Items excluded from core earnings	(7)	(2)	(59)	(2)	85	15
NCI	4	-	-	2	-	6
Participating policyholders	(2)	(12)	-	-	-	(14)
Add: Participating policyholders’ earnings transfer to shareholders	34	8	-	-	-	42
Other core earnings	(136)	(65)	(30)	-	(889)	(1,120)
Other core earnings, CER adjustment(1)	3	-	-	-	(1)	2
Other core earnings, CER basis	$(133)	$(65)	$(30)	$-	$(890)	$(1,118)
Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(440)	$(373)	$(112)	$(198)	$278	$(845)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(89)	30	290	7	179	417
NCI	(42)	-	-	(1)	-	(43)
Participating policyholders	(30)	(25)	-	-	-	(55)
Core income tax (expenses) recoveries	(279)	(378)	(402)	(204)	99	(1,164)
Core income tax (expenses) recoveries, CER adjustment(1)	3	-	(4)	-	-	(1)
Core income tax (expenses) recoveries, CER basis	$(276)	$(378)	$(406)	$(204)	$99	$(1,165)
(1)The impact of updating foreign exchange rates to that which was used in 3Q24. (2)Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Third Quarter 2024	64
The contractual service margin (“CSM”) is a liability that represents future unearned profits on insurance contracts written. It is a component of our insurance and reinsurance contract liabilities on our Statement of
Financial Position and includes amounts attributed to common shareholders, participating policyholders and NCI.
In 2023, we included amounts attributed to common shareholders, participating policyholders and NCI in our reporting of changes in the CSM. Effective January 1, 2024, we no longer include amounts related to NCI in this reporting, and prior year amounts have been restated. In addition, the new business CSM reconciliation has been adjusted to remove NCI information.
Changes in the CSM net of NCI are classified as organic and inorganic. CSM growth is the percentage change in the CSM net of NCI compared with a prior period on a constant exchange rate basis.
Changes in CSM net of NCI that are classified as organic include the following impacts:
•Impact of new insurance business (“impact of new business” or “new business CSM”) is the impact from insurance contracts initially recognized in the period and includes acquisition expense related gains
(losses) which impact the CSM in the period. It excludes the impact from entering into new in-force reinsurance contracts which would generally be considered a management action.
•Expected movement related to finance income or expenses (“interest accretion”) includes interest accreted on the CSM net of NCI during the period and the expected change on VFA contracts if returns are as expected.
•CSM recognized for service provided (“CSM amortization”) is the portion of the CSM net of NCI that is recognized in net income for service provided in the period; and
•Insurance experience gains (losses) and other is primarily the change from experience variances that relate to future periods. This includes persistency experience and changes in future period cash flows caused by other current period experience.
Changes in CSM net of NCI that are classified as inorganic include:
•Changes in actuarial methods and assumptions that adjust the CSM;
•Effect of movement in exchange rates over the reporting period;
•Impact of markets; and
•Reinsurance transactions, tax-related and other items that reflects the impact related to future cash flows from items such as gains or losses on disposition of a business, the impact of enacted or substantively enacted income tax rate changes, material one-time only adjustments that are exceptional in nature and other amounts not specifically captured in the previous inorganic items.
Post-tax CSM is used in the definition of financial leverage ratio and consolidated capital and is calculated as the
CSM adjusted for the marginal income tax rate in the jurisdictions that report a CSM balance. Post-tax CSM net of
NCI is used in the adjusted book value per share calculation and is calculated as the CSM net of NCI adjusted for the marginal income tax rate in the jurisdictions that report this balance.
New business CSM growth is the percentage change in the new business CSM compared with a prior period on a constant exchange rate basis.

Manulife Financial Corporation – Third Quarter 2024	65
CSM and post-tax CSM information
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Sept 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023
CSM	$22,213	$21,760	$22,075	$21,301	$18,149
Less: CSM for NCI	1,283	1,002	986	861	780
CSM, net of NCI	$20,930	$20,758	$21,089	$20,440	$17,369
CER adjustment(1)	-	218	207	427	152
CSM, net of NCI, CER basis	$20,930	$20,976	$21,296	$20,867	$17,521
CSM by segment
Asia	$14,715	$13,456	$13,208	$12,617	$10,030
Asia NCI	1,283	1,002	986	861	780
Canada	4,036	3,769	4,205	4,060	3,662
U.S.	2,171	3,522	3,649	3,738	3,651
Corporate and Other	8	11	27	25	26
CSM	$22,213	$21,760	$22,075	$21,301	$18,149
CSM, CER adjustment(1)
Asia	$-	$264	$221	$346	$163
Asia NCI	-	28	33	35	33
Canada	-	-	-	-	-
U.S.	-	(47)	(14)	81	(12)
Corporate and Other	-	-	-	-	-
Total	$-	$245	$240	$462	$184
CSM, CER basis
Asia	$14,715	$13,720	$13,429	$12,963	$10,193
Asia NCI	1,283	1,030	1,019	896	813
Canada	4,036	3,769	4,205	4,060	3,662
U.S.	2,171	3,475	3,635	3,819	3,639
Corporate and Other	8	11	27	25	26
Total CSM, CER basis	$22,213	$22,005	$22,315	$21,763	$18,333
Post-tax CSM
CSM	$22,213	$21,760	$22,075	$21,301	$18,149
Marginal tax rate on CSM	(2,488)	(2,576)	(2,650)	(2,798)	(2,474)
Post-tax CSM	$19,725	$19,184	$19,425	$18,503	$15,675
CSM, net of NCI	$20,930	$20,758	$21,089	$20,440	$17,369
Marginal tax rate on CSM net of NCI	(2,335)	(2,468)	(2,542)	(2,692)	(2,377)
Post-tax CSM net of NCI	$18,595	$18,290	$18,547	$17,748	$14,992
(1)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 3Q24.

Manulife Financial Corporation – Third Quarter 2024	66
New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
New business CSM
Hong Kong	$254	$200	$168	$199	$167	$622	$477	$676
Japan	86	90	48	42	29	224	84	126
Asia Other	253	188	275	173	206	716	574	747
International High Net Worth								231
Mainland China								138
Singapore								244
Vietnam								87
Other Emerging Markets								47
Asia	593	478	491	414	402	1,562	1,135	1,549
Canada	95	76	70	70	51	241	154	224
U.S.	71	74	97	142	54	242	252	394
Total new business CSM	$759	$628	$658	$626	$507	$2,045	$1,541	$2,167
New business CSM, CER adjustment(2),(3)
Hong Kong	$-	$-	$1	$1	$3	$1	$7	$-
Japan	-	4	1	(1)	(1)	5	(5)	(8)
Asia Other	-	2	5	2	6	7	5	(5)
International High Net Worth								1
Mainland China								(1)
Singapore								-
Vietnam								(4)
Other Emerging Markets								(1)
Asia	-	6	7	2	8	13	7	(13)
Canada	-	-	-	-	1	-	-	-
U.S.	-	(1)	1	(1)	1	-	1	(1)
Total new business CSM	$-	$5	$8	$1	$10	$13	$8	$(14)
New business CSM, CER basis
Hong Kong	$254	$200	$169	$200	$170	$623	$484	$676
Japan	86	94	49	41	28	229	79	118
Asia Other	253	190	280	175	212	723	579	742
International High Net Worth								232
Mainland China								137
Singapore								244
Vietnam								83
Other Emerging Markets								46
Asia	593	484	498	416	410	1,575	1,142	1,536
Canada	95	76	70	70	52	241	154	224
U.S.	71	73	98	141	55	242	253	393
Total new business CSM, CER basis	$759	$633	$666	$627	$517	$2,058	$1,549	$2,153
(1)New business CSM is net of NCI.
(2)The impact of updating foreign exchange rates to that which was used in 3Q24.
(3)New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the
Philippines, Malaysia, Thailand, Cambodia and Myanmar.

Manulife Financial Corporation – Third Quarter 2024	67
Net income financial measures on a CER basis
($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Net income (loss) attributed to shareholders:
Asia	$827	$582	$363	$615	$84	$1,772	$733	$1,348
Canada	430	79	273	365	290	782	826	1,191
U.S.	5	135	(108)	198	72	32	441	639
Global WAM	498	350	365	365	318	1,213	932	1,297
Corporate and Other	79	(104)	(27)	116	249	(52)	512	628
Total net income (loss) attributed to shareholders	1,839	1,042	866	1,659	1,013	3,747	3,444	5,103
Preferred share dividends and other equity distributions	(56)	(99)	(55)	(99)	(54)	(210)	(204)	(303)
Common shareholders’ net income (loss)	$1,783	$943	$811	$1,560	$959	$3,537	$3,240	$4,800
CER adjustment(1)
Asia	$-	$(10)	$3	$1	$-	$(7)	$17	$18
Canada	-	1	2	(5)	3	3	2	(3)
U.S.	-	(1)	5	(2)	-	4	13	11
Global WAM	-	(1)	3	-	4	2	8	8
Corporate and Other	-	(1)	-	-	(7)	(1)	(20)	(20)
Total net income (loss) attributed to shareholders	-	(12)	13	(6)	-	1	20	14
Preferred share dividends and other equity distributions	-	-	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$(12)	$13	$(6)	$-	$1	$20	$14
Net income (loss) attributed to shareholders, CER basis
Asia	$827	$572	$366	$616	$84	$1,765	$750	$1,366
Canada	430	80	275	360	293	785	828	1,188
U.S.	5	134	(103)	196	72	36	454	650
Global WAM	498	349	368	365	322	1,215	940	1,305
Corporate and Other	79	(105)	(27)	116	242	(53)	492	608
Total net income (loss) attributed to shareholders, CER basis	1,839	1,030	879	1,653	1,013	3,748	3,464	5,117
Preferred share dividends and other equity distributions, CER basis	(56)	(99)	(55)	(99)	(54)	(210)	(204)	(303)
Common shareholders’ net income (loss), CER basis	$1,783	$931	$824	$1,554	$959	$3,538	$3,260	$4,814
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$606	$424	$270	$452	$63	$1,300	$543	$995
CER adjustment, US $(1)	-	(5)	(2)	(1)	(1)	(7)	6	5
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$606	$419	$268	$451	$62	$1,293	$549	$1,000
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$1,839	$1,042	$866	$1,659	$1,013	$3,747	$3,444	$5,103
Tax on net income attributed to shareholders	229	238	247	288	(67)	714	462	750
Net income (loss) attributed to shareholders (pre-tax)	2,068	1,280	1,113	1,947	946	4,461	3,906	5,853
CER adjustment(1)	-	5	9	2	5	14	21	22
Net income (loss) attributed to shareholders (pre-tax), CER basis	$2,068	$1,285	$1,122	$1,949	$951	$4,475	$3,927	$5,875
(1)The impact of updating foreign exchange rates to that which was used in 3Q24.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the respective reporting period.

AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of the General Account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.
Our Global WAM business also manages assets on behalf of other segments of the Company. Global WAM-
managed AUMA is a financial measure equal to the sum of Global WAM’s AUMA and assets managed by Global
WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.

Manulife Financial Corporation – Third Quarter 2024	68
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	September 30, 2024						September 30, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$-	$26,371	$-	$-	$-	$26,371	$-	$-
Derivative reclassification(1)	-	-	-	-	2,420	2,420	-	-
Invested assets excluding above items	160,377	81,874	134,164	9,464	14,482	400,361	118,748	99,311
Total	160,377	108,245	134,164	9,464	16,902	429,152	118,748	99,311
Segregated funds net assets
Segregated funds net assets - Institutional	-	-	-	3,289	-	3,289	-	-
Segregated funds net assets - Other(2)	28,163	37,902	74,916	278,759	(50)	419,690	20,852	55,454
Total	28,163	37,902	74,916	282,048	(50)	422,979	20,852	55,454
AUM per financial statements	188,540	146,147	209,080	291,512	16,852	852,131	139,600	154,765
Mutual funds	-	-	-	321,210	-	321,210	-	-
Institutional asset management(3)	-	-	-	148,386	-	148,386	-	-
Other funds	-	-	-	18,131	-	18,131	-	-
Total AUM	188,540	146,147	209,080	779,239	16,852	1,339,858	139,600	154,765
Assets under administration	-	-	-	211,617	-	211,617	-	-
Total AUMA	$188,540	$146,147	$209,080	$990,856	$16,852	$1,551,475	$139,600	$154,765
Total AUMA, US $(4)						$1,148,433
Total AUMA	$188,540	$146,147	$209,080	$990,856	$16,852	$1,551,475
CER adjustment(5)	-	-	-	-	-	-
Total AUMA, CER basis	$188,540	$146,147	$209,080	$990,856	$16,852	$1,551,475
Global WAM Managed AUMA
Global WAM AUMA				$990,856
AUM managed by Global WAM for Manulife’s other segments				220,309
Total				$1,211,165
(1)Corporate and Other amount is related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.
(2)Corporate and Other segregated funds net assets represent elimination of amounts held by the Company.
(3)Institutional asset management excludes Institutional segregated funds net assets.
(4)US $ AUMA is calculated as total AUMA in Canadian $ divided by the US $ exchange rate in effect at the end of the quarter.
(5)The impact of updating foreign exchange rates to that which was used in 3Q24.

Manulife Financial Corporation – Third Quarter 2024	69
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	June 30, 2024						June 30, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$-	$26,045	$-	$-	$-	$26,045	$-	$-
Derivative reclassification(1)	-	-	-	-	5,546	5,546	-	-
Invested assets excluding above items	148,153	77,422	130,453	8,989	14,011	379,028	108,216	95,335
Total	148,153	103,467	130,453	8,989	19,557	410,619	108,216	95,335
Segregated funds net assets
Segregated funds net assets - Institutional	-	-	-	3,380	-	3,380	-	-
Segregated funds net assets - Other(2)	26,468	36,595	72,950	266,759	(46)	402,726	19,333	53,313
Total	26,468	36,595	72,950	270,139	(46)	406,106	19,333	53,313
AUM per financial statements	174,621	140,062	203,403	279,128	19,511	816,725	127,549	148,648
Mutual funds	-	-	-	304,214	-	304,214	-	-
Institutional asset management(3)	-	-	-	142,314	-	142,314	-	-
Other funds	-	-	-	17,202	-	17,202	-	-
Total AUM	174,621	140,062	203,403	742,858	19,511	1,280,455	127,549	148,648
Assets under administration	-	-	-	201,064	-	201,064	-	-
Total AUMA	$174,621	$140,062	$203,403	$943,922	$19,511	$1,481,519	$127,549	$148,648
Total AUMA, US $(4)						$1,082,705
Total AUMA	$174,621	$140,062	$203,403	$943,922	$19,511	$1,481,519
CER adjustment(5)	2,954	-	(2,543)	(4,852)	-	(4,441)
Total AUMA, CER basis	$177,575	$140,062	$200,860	$939,070	$19,511	$1,477,078
Global WAM Managed AUMA
Global WAM AUMA				$943,922
AUM managed by Global WAM for Manulife’s other segments				211,773
Total				$1,155,695
Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at September 30, 2024 above.

Manulife Financial Corporation – Third Quarter 2024	70
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	March 31, 2024						March 31, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$-	$25,420	$-	$-	$-	$25,420	$-	$-
Derivative reclassification(1)	-	-	-	-	5,114	5,114	-	-
Invested assets excluding above items	144,720	84,075	129,896	8,133	13,318	380,142	106,881	95,988
Total	144,720	109,495	129,896	8,133	18,432	410,676	106,881	95,988
Segregated funds net assets
Segregated funds net assets - Institutional	-	-	-	3,334	-	3,334	-	-
Segregated funds net assets - Other(2)	26,203	37,218	72,547	262,854	(47)	398,775	19,360	53,609
Total	26,203	37,218	72,547	266,188	(47)	402,109	19,360	53,609
AUM per financial statements	170,923	146,713	202,443	274,321	18,385	812,785	126,241	149,597
Mutual funds	-	-	-	300,178	-	300,178	-	-
Institutional asset management(3)	-	-	-	121,263	-	121,263	-	-
Other funds	-	-	-	16,981	-	16,981	-	-
Total AUM	170,923	146,713	202,443	712,743	18,385	1,251,207	126,241	149,597
Assets under administration	-	-	-	198,698	-	198,698	-	-
Total AUMA	$170,923	$146,713	$202,443	$911,441	$18,385	$1,449,905	$126,241	$149,597
Total AUMA, US $(4)						$1,071,424
Total AUMA	$170,923	$146,713	$202,443	$911,441	$18,385	$1,449,905
CER adjustment(5)	3,372	-	(292)	1,434	-	4,514
Total AUMA, CER basis	$174,295	$146,713	$202,151	$912,875	$18,385	$1,454,419
Global WAM Managed AUMA
Global WAM AUMA				$911,441
AUM managed by Global WAM for Manulife’s other segments				211,528
Total				$1,122,969
Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at September 30, 2024 above.

Manulife Financial Corporation – Third Quarter 2024	71
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	December 31, 2023						December 31, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$-	$25,321	$-	$-	$-	$25,321	$-	$-
Derivative reclassification(1)	-	-	-	-	3,201	3,201	-	-
Invested assets excluding above items	144,433	86,135	133,959	7,090	17,071	388,688	109,533	101,592
Total	144,433	111,456	133,959	7,090	20,272	417,210	109,533	101,592
Segregated funds net assets
Segregated funds net assets - Institutional	-	-	-	3,328	-	3,328	-	-
Segregated funds net assets - Other(2)	24,854	36,085	68,585	244,738	(46)	374,216	18,846	52,014
Total	24,854	36,085	68,585	248,066	(46)	377,544	18,846	52,014
AUM per financial statements	169,287	147,541	202,544	255,156	20,226	794,754	128,379	153,606
Mutual funds	-	-	-	277,365	-	277,365	-	-
Institutional asset management(3)	-	-	-	119,161	-	119,161	-	-
Other funds	-	-	-	15,435	-	15,435	-	-
Total AUM	169,287	147,541	202,544	667,117	20,226	1,206,715	128,379	153,606
Assets under administration	-	-	-	182,046	-	182,046	-	-
Total AUMA	$169,287	$147,541	$202,544	$849,163	$20,226	$1,388,761	$128,379	$153,606
Total AUMA, US $(4)						$1,053,209
Total AUMA	$169,287	$147,541	$202,544	$849,163	$20,226	$1,388,761
CER adjustment(5)	4,932	-	4,964	15,522	-	25,418
Total AUMA, CER basis	$174,219	$147,541	$207,508	$864,685	$20,226	$1,414,179
Global WAM Managed AUMA
Global WAM AUMA				$849,163
AUM managed by Global WAM for Manulife’s other segments				205,814
Total				$1,054,977
Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at September 30, 2024 above.

Manulife Financial Corporation – Third Quarter 2024	72
AUM and AUMA reconciliations
(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	September 30, 2023						September 30, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$-	$25,123	$-	$-	$-	$25,123	$-	$-
Derivative reclassification(1)	-	-	-	-	8,141	8,141	-	-
Invested assets excluding above items	135,820	78,377	128,790	6,723	15,762	365,472	100,438	95,259
Total	135,820	103,500	128,790	6,723	23,903	398,736	100,438	95,259
Segregated funds net assets
Segregated funds net assets - Institutional	-	-	-	3,477	-	3,477	-	-
Segregated funds net assets - Other(2)	23,769	34,448	64,796	230,469	(47)	353,435	17,587	47,926
Total	23,769	34,448	64,796	233,946	(47)	356,912	17,587	47,926
AUM per financial statements	159,589	137,948	193,586	240,669	23,856	755,648	118,025	143,185
Mutual funds	-	-	-	266,069	-	266,069	-	-
Institutional asset management(3)	-	-	-	111,754	-	111,754	-	-
Other funds	-	-	-	14,359	-	14,359	-	-
Total AUM	159,589	137,948	193,586	632,851	23,856	1,147,830	118,025	143,185
Assets under administration	-	-	-	173,897	-	173,897	-	-
Total AUMA	$159,589	$137,948	$193,586	$806,748	$23,856	$1,321,727	$118,025	$143,185
Total AUMA, US $(4)						$977,609
Total AUMA	$159,589	$137,948	$193,586	$806,748	$23,856	$1,321,727
CER adjustment(5)	3,435	-	(129)	1,819	-	5,125
Total AUMA, CER basis	$163,024	$137,948	$193,457	$808,567	$23,856	$1,326,852
Global WAM Managed AUMA
Global WAM AUMA				$806,748
AUM managed by Global WAM for Manulife’s other segments				201,407
Total				$1,008,155
Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at September 30, 2024 above.

Manulife Financial Corporation – Third Quarter 2024	73
Global WAM AUMA and Managed AUMA by business line and geographic source
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Sept 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023
Global WAM AUMA by business line
Retirement	$501,173	$477,740	$467,579	$431,601	$410,433
Retail	335,570	318,269	316,406	292,629	278,372
Institutional asset management	154,113	147,913	127,456	124,933	117,943
Total	$990,856	$943,922	$911,441	$849,163	$806,748
Global WAM AUMA by business line, CER basis(1)
Retirement	$501,173	$473,238	$467,167	$439,917	$410,329
Retail	335,570	317,075	317,048	297,611	279,119
Institutional asset management	154,113	148,757	128,660	127,157	119,119
Total	$990,856	$939,070	$912,875	$864,685	$808,567
Global WAM AUMA by geographic source
Asia	$137,040	$128,791	$122,354	$115,523	$113,642
Canada	255,281	242,781	243,678	233,351	219,518
U.S.	598,535	572,350	545,409	500,289	473,588
Total	$990,856	$943,922	$911,441	$849,163	$806,748
Global WAM AUMA by geographic source, CER basis(1)
Asia	$137,040	$131,194	$124,708	$118,764	$115,821
Canada	255,281	242,781	243,678	233,351	219,518
U.S.	598,535	565,095	544,489	512,570	473,228
Total	$990,856	$939,070	$912,875	$864,685	$808,567
Global WAM Managed AUMA by business line
Retirement	$501,173	$477,740	$467,579	$431,601	$410,433
Retail	416,425	396,457	395,755	368,843	351,384
Institutional asset management	293,567	281,498	259,635	254,533	246,338
Total	$1,211,165	$1,155,695	$1,122,969	$1,054,977	$1,008,155
Global WAM Managed AUMA by business line, CER basis(1)
Retirement	$501,173	$473,238	$467,167	$439,917	$410,329
Retail	416,425	394,584	396,265	374,938	352,064
Institutional asset management	293,567	280,907	260,649	259,443	247,430
Total	$1,211,165	$1,148,729	$1,124,081	$1,074,298	$1,009,823
Global WAM Managed AUMA by geographic source
Asia	$219,344	$205,776	$198,464	$191,238	$188,098
Canada	307,051	292,698	294,591	282,487	266,935
U.S.	684,770	657,221	629,914	581,252	553,122
Total	$1,211,165	$1,155,695	$1,122,969	$1,054,977	$1,008,155
Global WAM Managed AUMA by geographic source, CER basis(1)
Asia	$219,344	$207,188	$200,684	$196,335	$190,225
Canada	307,051	292,698	294,591	282,487	266,935
U.S.	684,770	648,843	628,806	595,476	552,663
Total	$1,211,165	$1,148,729	$1,124,081	$1,074,298	$1,009,823
(1)AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 3Q24.
Average assets under management and administration (“average AUMA”) is the average of Global WAM’s
AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our
Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of
AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM average managed AUMA and average AUA are the average of Global
WAM’s managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.

Manulife Financial Corporation – Third Quarter 2024	74
Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank’s loans and mortgages, net of allowances. Manulife Bank average net lending assets is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank’s portfolio of loans and mortgages and are used to analyze and explain its earnings.

As at ($ millions)	Sept 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023
Mortgages	$54,083	$53,031	$52,605	$52,421	$51,012
Less: mortgages not held by Manulife Bank	29,995	29,324	29,568	29,536	28,402
Total mortgages held by Manulife Bank	24,088	23,707	23,037	22,885	22,610
Loans to Bank clients	2,283	2,338	2,383	2,436	2,513
Manulife Bank net lending assets	$26,371	$26,045	$25,420	$25,321	$25,123
Manulife Bank average net lending assets
Beginning of period	$26,045	$25,420	$25,321	$25,123	$25,003
End of period	26,371	26,045	25,420	25,321	25,123
Manulife Bank average net lending assets by quarter	$26,208	$25,733	$25,371	$25,222	$25,063
Manulife Bank average net lending assets – Year-to-date	$25,846				$24,951
Manulife Bank average net lending assets – full year				$25,050
Financial leverage ratio is a debt-to-equity ratio. The ratio is calculated as the sum of long-term debt, capital instruments and preferred shares and other equity instruments divided by the sum of long-term debt, capital instruments, equity and post-tax CSM.
Adjusted book value is the sum of common shareholders’ equity and post-tax CSM net of NCI. It is an important measure for monitoring growth and measuring insurance businesses’ value. Adjusted book value per common share is calculated by dividing adjusted book value by the number of common shares outstanding at the end of the period.

As at ($ millions)	Sept 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023
Common shareholders’ equity	$42,913	$42,305	$41,590	$40,379	$40,747
Post-tax CSM, net of NCI	18,595	18,290	18,547	17,748	14,992
Adjusted book value	$61,508	$60,595	$60,137	$58,127	$55,739
Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; (ii) post-tax CSM; and (iii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at ($ millions)	Sept 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023
Total equity	$51,639	$50,756	$49,892	$48,727	$49,035
Less: AOCI gain/(loss) on cash flow hedges	70	95	70	26	47
Total equity excluding AOCI on cash flow hedges	51,569	50,661	49,822	48,701	48,988
Post-tax CSM	19,725	19,184	19,425	18,503	15,675
Qualifying capital instruments	6,997	7,714	7,196	6,667	6,702
Consolidated capital	$78,291	$77,559	$76,443	$73,871	$71,365

Manulife Financial Corporation – Third Quarter 2024	75
Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers are generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the
Company overall.
Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Global WAM core earnings (post-tax)	$499	$399	$357	$353	$361	$1,255	$968	$1,321
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	6	46	58	55	59	110	149	204
Amortization of deferred acquisition costs and other depreciation	48	49	42	45	41	139	121	166
Amortization of deferred sales commissions	19	19	20	21	19	58	59	80
Core EBITDA	$572	$513	$477	$474	$480	$1,562	$1,297	$1,771
CER adjustment(1)	-	(2)	4	(1)	5	2	10	9
Core EBITDA, CER basis	$572	$511	$481	$473	$485	$1,564	$1,307	$1,780
Core EBITDA by business line
Retirement	$320	$284	$265	$265	$242	$869	$692	$957
Retail	200	181	178	175	190	559	529	704
Institutional asset management	52	48	34	34	48	134	76	110
Total	$572	$513	$477	$474	$480	$1,562	$1,297	$1,771
Core EBITDA by geographic source
Asia	$157	$144	$139	$135	$132	$440	$370	$505
Canada	157	133	139	152	146	429	430	582
U.S.	258	236	199	187	202	693	497	684
Total	$572	$513	$477	$474	$480	$1,562	$1,297	$1,771
Core EBITDA by business line, CER basis(2)
Retirement	$320	$283	$267	$265	$245	$870	$699	$964
Retail	200	181	179	175	191	560	531	706
Institutional asset management	52	47	35	33	49	134	77	110
Total, CER basis	$572	$511	$481	$473	$485	$1,564	$1,307	$1,780
Core EBITDA by geographic source, CER basis(2)
Asia	$157	$143	$141	$135	$134	$441	$373	$508
Canada	157	133	139	152	146	429	430	582
U.S.	258	235	201	186	205	694	504	690
Total, CER basis	$572	$511	$481	$473	$485	$1,564	$1,307	$1,780
(1)The impact of updating foreign exchange rates to that which was used in 3Q24. (2)Core EBITDA adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 3Q24.

Manulife Financial Corporation – Third Quarter 2024	76
Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by core revenue from these businesses. Core revenue is used to calculate our core EBITDA margin, and is equal to the sum of pre-tax other revenue and investment income in Global WAM included in core
EBITDA, and it excludes such items as revenue related to integration and acquisitions and market experience gains (losses). Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Core EBITDA margin
Core EBITDA	$572	$513	$477	$474	$480	$1,562	$1,297	$1,771
Core revenue	$2,055	$1,948	$1,873	$1,842	$1,783	$5,876	$5,261	$7,103
Core EBITDA margin	27.8%	26.3%	25.5%	25.7%	26.9%	26.6%	24.7%	24.9%
Global WAM core revenue
Other revenue per financial statements	$1,928	$1,849	$1,808	$1,719	$1,645	$5,585	$5,027	$6,746
Less: Other revenue in segments other than Global WAM	53	40	58	31	(64)	151	6	37
Other revenue in Global WAM (fee income)	$1,875	$1,809	$1,750	$1,688	$1,709	$5,434	$5,021	$6,709
Investment income per financial statements	$4,487	$4,261	$4,251	$4,497	$4,028	$12,999	$11,683	$16,180
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	1,730	564	538	2,674	(2,430)	2,832	464	3,138
Total investment income	6,217	4,825	4,789	7,171	1,598	15,831	12,147	19,318
Less: Investment income in segments other than Global WAM	5,991	4,687	4,649	6,941	1,578	15,327	11,945	18,886
Investment income in Global WAM	$226	$138	$140	$230	$20	$504	$202	$432
Total other revenue and investment income in Global WAM	$2,101	$1,947	$1,890	$1,918	$1,729	$5,938	$5,223	$7,141
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	33	(9)	8	63	(54)	32	(35)	28
Revenue related to integration and acquisitions	13	8	9	13	-	30	(3)	10
Global WAM core revenue	$2,055	$1,948	$1,873	$1,842	$1,783	$5,876	$5,261	$7,103
Core expenses is used to calculate our expense efficiency ratio and is equal to total expenses that are included in core earnings and excludes such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions. Total expenses include the following amounts from our financial statements:
1.General expenses that flow directly through income;
2.Directly attributable maintenance expenses, which are reported in insurance service expenses and flow directly through income; and
3.Directly attributable acquisition expenses for contracts measured using the PAA method and for other products without a CSM, both of which are reported in insurance service expenses, and flow directly through income.

Manulife Financial Corporation – Third Quarter 2024	77

	Quarterly Results					YTD Results		Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Core expenses
General expenses - Statements of Income	$1,204	$1,225	$1,102	$1,180	$1,042	$3,531	$3,150	$4,330
Directly attributable acquisition expense for contracts measured using the PAA method and for other products without a CSM(1)	36	39	38	42	37	113	105	147
Directly attributable maintenance expense(1)	509	509	539	565	544	1,557	1,640	2,205
Total expenses	1,749	1,773	1,679	1,787	1,623	5,201	4,895	6,682
Less: General expenses included in items excluded from core earnings
Restructuring charge	25	-	-	46	-	25	-	46
Integration and acquisition	-	57	-	8	-	57	-	8
Legal provisions and Other expenses	8	3	6	8	1	17	70	78
Total	33	60	6	62	1	99	70	132
Core expenses	$1,716	$1,713	$1,673	$1,725	$1,622	$5,102	$4,825	$6,550
CER adjustment(2)	-	1	11	2	12	12	19	21
Core expenses, CER basis	$1,716	$1,714	$1,684	$1,727	$1,634	$5,114	$4,844	$6,571
Total expenses	$1,749	$1,773	$1,679	$1,787	$1,623	$5,201	$4,895	$6,682
CER adjustment(2)	-	1	11	2	12	12	19	21
Total expenses, CER basis	$1,749	$1,774	$1,690	$1,789	$1,635	$5,213	$4,914	$6,703
(1)Expenses are components of insurance service expenses on the Statements of Income that flow directly through income. (2)The impact of updating foreign exchange rates to that which was used in 3Q24.
Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenses divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core expenses.
Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of
Manulife, excluding any value associated with future new business.
With the adoption of IFRS 17 “Insurance Contracts”, the calculation of EV has changed for periods beginning after
2022 as follows:
•Canadian businesses, the International High Net Worth business, as well as business ceded to an affiliate reinsurer, reflect IFRS 17 earnings and LICAT required capital, instead of IFRS 4 earnings and LICAT required capital;
•U.S. businesses reflects local statutory earnings (NAIC) and capital requirements (RBC), instead of IFRS 4 earnings and LICAT required capital; and
•Asian businesses remained on local statutory bases.
EV for periods after December 31, 2022 is calculated as the sum of the adjusted net worth and the value of in-
force business calculated as at December 31. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangible assets, fair value of surplus assets, the fair value of debt, preferred shares, and other equity, and local statutory balance sheet, regulatory reserve, and capital for our U.S. and Asian businesses. The value of in-force business in Canada and the International High Net Worth business and business ceded to an affiliate reinsurer is the present value of expected future IFRS earnings, on an IFRS 17 basis, on in-force business less the present value of the cost of holding capital to support the in-force business under the LICAT framework.
The value of the remaining in-force business in the U.S. and Asia reflects local statutory earnings and capital requirements. The value of in-force business excludes Global WAM, Bank or P&C Reinsurance businesses.
Net annualized fee income yield on average AUMA (“Net fee income yield”) is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM’s adjusted return generated from managing AUMA.

Manulife Financial Corporation – Third Quarter 2024	78
Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided by the number of days in the reporting period.
Reconciliation of income before income taxes to net fee income yield

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	3Q24	2Q24	1Q24	4Q23	3Q23	2024	2023	2023
Income before income taxes	$2,341	$1,384	$1,252	$2,123	$1,174	$4,977	$4,329	$6,452
Less: Income before income taxes for segments other than Global WAM	1,822	1,001	826	1,699	808	3,649	3,256	4,955
Global WAM income before income taxes	519	383	426	424	366	1,328	1,073	1,497
Items unrelated to net fee income	677	771	665	648	717	2,113	2,067	2,715
Global WAM net fee income	1,196	1,154	1,091	1,072	1,083	3,441	3,140	4,212
Less: Net fee income from other segments	169	169	155	174	171	493	449	623
Global WAM net fee income excluding net fee income from other segments	1,027	985	936	898	912	2,948	2,691	3,589
Net annualized fee income	$4,084	$3,963	$3,765	$3,563	$3,618	$3,941	$3,598	$3,589
Average Assets under Management and Administration	$963,003	$933,061	$879,837	$816,706	$813,157	$923,914	$812,341	$812,662
Net fee income yield (bps)	42.4	42.5	42.8	43.6	44.5	42.7	44.3	44.2
New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital calculated under the LICAT framework in Canada and the International High Net Worth business, and the local capital requirements in Asia and the U.S., on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as the Company’s Global WAM, Manulife Bank and the P&C Reinsurance
businesses. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.
New business value margin (“NBV margin”) is calculated as NBV divided by APE sales excluding NCI. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in the first quarter of 2013, subsequent deposits into existing U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.

Manulife Financial Corporation – Third Quarter 2024	79
Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange traded funds and non-proprietary products sold by Manulife
Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.
Remittances is defined as the cash remitted or made available for distribution to Manulife Financial Corporation from its subsidiaries. It is a key metric used by management to evaluate our financial flexibility.
E4Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements about our ability to achieve our medium-term financial and operating targets, our strategic priorities and targets, planned share buybacks, the impact of changes in tax laws, the probability and impact of LICAT scenario switches, and strategic and products risks and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”,
“could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”,
“forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to
COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation;
impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as FVOCI; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance;

Manulife Financial Corporation – Third Quarter 2024	80
legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and
U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by
Manulife, and may be subject to regulatory approval or conditions.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting
Policies”, under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the
Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.
E5Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters. With the adoption of IFRS 17 and IFRS 9 “Financial Instruments” on January 1, 2023, we have restated 2022 quarterly information using the new standards.

As at and for the three months ended ($ millions, except per share amounts or otherwise stated)	Sept 30, 2024	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022
Revenue
Insurance revenue	$6,746	$6,515	$6,497	$6,414	$6,215	$5,580	$5,763	$6,128
Net investment result	5,912	4,512	4,493	6,784	1,265	4,819	5,153	1,440
Other revenue	1,928	1,849	1,808	1,719	1,645	1,691	1,691	1,671
Total revenue	$14,586	$12,876	$12,798	$14,917	$9,125	$12,090	$12,607	$9,239
Income (loss) before income taxes	$2,341	$1,384	$1,252	$2,123	$1,174	$1,436	$1,719	$697
Income tax (expenses) recoveries	(274)	(252)	(280)	(322)	51	(265)	(309)	226
Net income (loss)	$2,067	$1,132	$972	$1,801	$1,225	$1,171	$1,410	$923
Net income (loss) attributed to shareholders	$1,839	$1,042	$866	$1,659	$1,013	$1,025	$1,406	$915
Basic earnings (loss) per common share	$1.01	$0.53	$0.45	$0.86	$0.53	$0.50	$0.73	$0.43
Diluted earnings (loss) per common share	$1.00	$0.52	$0.45	$0.86	$0.52	$0.50	$0.73	$0.43
Segregated funds deposits	$11,545	$11,324	$12,206	$10,361	$10,172	$10,147	$11,479	$10,165
Total assets (in billions)	$953	$915	$907	$876	$836	$851	$862	$834
Weighted average common shares (in millions)	1,774	1,793	1,805	1,810	1,826	1,842	1,858	1,878
Diluted weighted average common shares (in millions)	1,780	1,799	1,810	1,814	1,829	1,846	1,862	1,881
Dividends per common share	$0.400	$0.400	$0.400	$0.365	$0.365	$0.365	$0.365	$0.330
CDN$ to US$1 - Statement of Financial Position	1.3510	1.3684	1.3533	1.3186	1.3520	1.3233	1.3534	1.3549
CDN$ to US$1 - Statement of Income	1.3639	1.3682	1.3485	1.3612	1.3411	1.3430	1.3524	1.3575

Manulife Financial Corporation – Third Quarter 2024	81
E6Revenue

Revenue	Quarterly Results			YTD Results
($ millions, unaudited)	3Q24	2Q24	3Q23	2024	2023
Insurance revenue	$6,746	$6,515	$6,215	$19,758	$17,558
Net investment income	5,912	4,512	1,265	14,917	11,237
Other revenue	1,928	1,849	1,645	5,585	5,027
Total revenue	$14,586	$12,876	$9,125	$40,260	$33,822
Asia	$3,314	$3,814	$1,547	$10,714	$8,424
Canada	4,365	3,037	2,446	10,942	9,130
U.S.	4,531	4,002	3,478	12,224	10,756
Global Wealth and Asset Management	1,775	1,633	1,382	4,960	4,264
Corporate and Other	601	390	272	1,420	1,248
Total revenue	$14,586	$12,876	$9,125	$40,260	$33,822
Total revenue was $14.6 billion in 3Q24 compared with $9.1 billion in 3Q23 due to an increase in net investment income, insurance revenue and other revenue.
By segment, the increase in revenue reflected a higher net investment income in all segments, higher insurance revenue in the Asia, the U.S and Canada, and higher other revenue in Global WAM and Corporate and Other, partially offset by Asia.
On a year-to-date basis, total revenue was $40.3 billion in 2024 compared with $33.8 billion in 2023 due to an increase in net investment income, insurance revenue and other revenue.
By segment, the increase in year-to-date revenue reflected higher net investment income in all segments, higher insurance revenue in the U.S, Canada and Asia, and higher other revenue in Global WAM.
E7Other
No changes were made in our internal control over financial reporting during the three months ended September
30, 2024, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC’s Audit Committee has reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – Third Quarter 2024	82

Consolidated Statements of Financial Position

As at
(Canadian $ in millions, unaudited)	September 30, 2024	December 31, 2023
Assets
Cash and short-term securities	$22,884	$20,338
Debt securities	207,859	212,149
Public equities	30,850	25,531
Mortgages	54,083	52,421
Private placements	48,404	45,606
Loans to Bank clients	2,283	2,436
Real estate	12,942	13,049
Other invested assets	49,847	45,680
Total invested assets (note 3)	429,152	417,210
Other assets
Accrued investment income	2,905	2,678
Derivatives (note 4)	9,138	8,546
Insurance contract assets (note 5)	112	145
Reinsurance contract held assets (note 5)	59,283	42,651
Deferred tax assets	6,236	6,739
Goodwill and intangible assets	10,727	10,310
Miscellaneous	12,098	9,751
Total other assets	100,499	80,820
Segregated funds net assets (note 15)	422,979	377,544
Total assets	$952,630	$875,574
Liabilities and Equity
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders (note 5)	$390,943	$367,996
Reinsurance contract held liabilities (note 5)	2,763	2,831
Investment contract liabilities (note 6)	13,266	11,816
Deposits from Bank clients	22,345	21,616
Derivatives (note 4)	11,539	11,730
Deferred tax liabilities	2,038	1,697
Other liabilities	21,896	18,879
Long-term debt (note 8)	6,225	6,071
Capital instruments (note 9)	6,997	6,667
Total liabilities, excluding those for account of segregated fund holders	478,012	449,303
Insurance contract liabilities for account of segregated fund holders (note 5)	123,720	114,143
Investment contract liabilities for account of segregated fund holders	299,259	263,401
Insurance and investment contract liabilities for account of segregated fund holders (note 15)	422,979	377,544
Total liabilities	900,991	826,847
Equity
Preferred shares and other equity (note 10)	6,660	6,660
Common shares (note 10)	21,015	21,527
Contributed surplus	208	222
Shareholders and other equity holders’ retained earnings	4,973	4,819
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”):
Insurance finance income (expenses)	29,250	30,010
Reinsurance finance income (expenses)	(4,863)	(4,634)
Fair value through other comprehensive income (“OCI”) investments	(13,444)	(16,262)
Translation of foreign operations	5,767	4,801
Other	7	(104)
Total shareholders and other equity holders’ equity	49,573	47,039
Participating policyholders’ equity	504	257
Non-controlling interests	1,562	1,431
Total equity	51,639	48,727
Total liabilities and equity	$952,630	$875,574
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Roy Gori
President and Chief Executive Officer
Don Lindsay
Chair of the Board of Directors

Manulife Financial Corporation – Third Quarter 2024	83

Consolidated Statements of Income

For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions except per share amounts, unaudited)	2024	2023	2024	2023
Insurance service result
Insurance revenue (note 5)	$6,746	$6,215	$19,758	$17,558
Insurance service expenses	(5,435)	(5,144)	(15,979)	(14,418)
Net expenses from reinsurance contracts held	(14)	(66)	(467)	(399)
Total insurance service result	1,297	1,005	3,312	2,741
Investment result
Investment income (note 3)
Investment income	4,487	4,028	12,999	11,683
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	1,730	(2,430)	2,832	464
Investment expenses	(305)	(333)	(914)	(910)
Net investment income (loss)	5,912	1,265	14,917	11,237
Insurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	(3,733)	(780)	(12,814)	(8,292)
Reinsurance finance income (expenses) and effect of movement in foreign exchange rates	(1,003)	(95)	175	(748)
Non-performance risk of reinsurers	33	-	33	-
Decrease (increase) in investment contract liabilities	(108)	(72)	(349)	(312)
	1,101	318	1,962	1,885
Segregated funds investment result (note 15)
Investment income related to segregated funds net assets	22,898	(10,891)	51,332	18,000
Financial changes related to insurance and investment contract liabilities for account of segregated fund holders	(22,898)	10,891	(51,332)	(18,000)
Net segregated funds investment result	-	-	-	-
Total investment result	1,101	318	1,962	1,885
Other revenue (note 11)	1,928	1,645	5,585	5,027
General expenses	(1,204)	(1,042)	(3,531)	(3,150)
Commissions related to non-insurance contracts	(370)	(336)	(1,090)	(1,010)
Interest expenses	(411)	(416)	(1,261)	(1,164)
Net income (loss) before income taxes	2,341	1,174	4,977	4,329
Income tax (expenses) recoveries	(274)	51	(806)	(523)
Net income (loss)	$2,067	$1,225	$4,171	$3,806
Net income (loss) attributed to:
Non-controlling interests	$131	$25	$225	$105
Participating policyholders	97	187	199	257
Shareholders and other equity holders	1,839	1,013	3,747	3,444
	$2,067	$1,225	$4,171	$3,806
Net income (loss) attributed to shareholders	$1,839	$1,013	$3,747	$3,444
Preferred share dividends and other equity distributions	(56)	(54)	(210)	(204)
Common shareholders’ net income (loss)	$1,783	$959	$3,537	$3,240
Earnings per share
Basic earnings per common share (note 10)	$1.01	$0.53	$1.98	$1.76
Diluted earnings per common share (note 10)	1.00	0.52	1.97	1.76
Dividends per common share	0.40	0.37	1.20	1.10
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2024	84

Consolidated Statements of Comprehensive Income

For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2024	2023	2024	2023
Net income (loss)	$2,067	$1,225	$4,171	$3,806
Other comprehensive income (loss) (“OCI”), net of tax:
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	11	655	1,149	(568)
Net investment hedges	57	(143)	(183)	34
Insurance finance income (expenses)	(9,502)	13,516	(2,074)	7,800
Reinsurance finance income (expenses)	1,841	(1,860)	(146)	(1,369)
Fair value through OCI investments:
Unrealized gains (losses) arising during the period on assets supporting insurance and investment contract liabilities	8,387	(10,501)	2,848	(5,702)
Reclassification of net realized gains (losses) and provision for credit losses recognized in income	(190)	60	1,162	193
Other	(12)	47	52	54
Total items that may be subsequently reclassified to net income	592	1,774	2,808	442
Items that will not be reclassified to net income	(26)	11	62	6
Other comprehensive income (loss), net of tax	566	1,785	2,870	448
Total comprehensive income (loss), net of tax	$2,633	$3,010	$7,041	$4,254
Total comprehensive income (loss) attributed to:
Non-controlling interests	$159	$6	$141	$49
Participating policyholders	125	183	247	243
Shareholders and other equity holders	2,349	2,821	6,653	3,962

Income Taxes included in Other Comprehensive Income

For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2024	2023	2024	2023
Income tax expenses (recoveries) on:
Unrealized foreign exchange gains (losses) on translation of foreign operations	$(1)	$-	$-	$-
Unrealized foreign exchange gains (losses) on net investment hedges	2	(11)	(16)	7
Insurance / reinsurance finance income (expenses)	(1,377)	2,649	121	1,578
Unrealized gains (losses) on fair value through OCI investments	1,507	(2,249)	412	(1,326)
Reclassification of net realized gains (losses) on fair value through OCI investments	(56)	1	275	1
Other	(10)	15	30	14
Total income tax expenses (recoveries)	$65	$405	$822	$274
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2024	85

Consolidated Statements of Changes in Equity

For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2024	2023
Preferred shares and other equity
Balance, beginning of period	$6,660	$6,660
Issued (note 10)	-	-
Balance, end of period	6,660	6,660
Common shares
Balance, beginning of period	21,527	22,178
Repurchased (note 10)	(607)	(590)
Issued on exercise of stock options and deferred share units	95	54
Balance, end of period	21,015	21,642
Contributed surplus
Balance, beginning of period	222	238
Exercise of stock options and deferred share units	(14)	(9)
Balance, end of period	208	229
Shareholders and other equity holders’ retained earnings
Balance, beginning of period	4,819	3,947
Opening adjustment of financial assets at adoption of IFRS 9	-	(409)
Restated balance, beginning of period	4,819	3,538
Net income (loss) attributed to shareholders and other equity holders	3,747	3,444
Common shares repurchased (note 10)	(1,234)	(672)
Common share dividends	(2,150)	(2,009)
Preferred share dividends and other equity distributions	(210)	(204)
Other	1	-
Balance, end of period	4,973	4,097
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	13,811	13,853
Opening adjustment of financial assets at adoption of IFRS 9	-	408
Restated balance, beginning of period	13,811	14,261
Change in unrealized foreign exchange gains (losses) on net foreign operations	966	(533)
Changes in insurance / reinsurance finance income (expenses)	(989)	6,367
Change in unrealized gains (losses) on fair value through OCI investments	2,818	(5,375)
Other changes in OCI attributed to shareholders and other equity holders	111	59
Balance, end of period	16,717	14,779
Total shareholders and other equity holders’ equity, end of period	49,573	47,407
Participating policyholders’ equity
Balance, beginning of period	257	(77)
Net income (loss) attributed to participating policyholders	199	257
Other comprehensive income (losses) attributed to participating policyholders	48	(14)
Balance, end of period	504	166
Non-controlling interests
Balance, beginning of period	1,431	1,427
Net income (loss) attributed to non-controlling interests	225	105
Other comprehensive income (losses) attributed to non-controlling interests	(84)	(56)
Contributions (distributions and acquisitions), net	(10)	(14)
Balance, end of period	1,562	1,462
Total equity, end of period	$51,639	$49,035
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2024	86

Consolidated Statements of Cash Flows
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2024	2023
Operating activities
Net income (loss)	$4,171	$3,806
Adjustments:
Increase (decrease) in insurance contract net liabilities	11,130	2,397
Increase (decrease) in investment contract liabilities	349	312
(Increase) decrease in reinsurance contract assets, excluding reinsurance transaction noted below (note 5)	(569)	1,027
Amortization of (premium) discount on invested assets	(218)	(78)
Contractual service margin (“CSM”) amortization	(1,753)	(1,395)
Other amortization	441	420
Net realized and unrealized (gains) losses and impairment on assets	(1,988)	796
Deferred income tax expenses (recoveries)	275	(95)
Net loss on reinsurance transactions (pre-tax) (note 5)	71	-
Cash provided by operating activities before undernoted items	11,909	7,190
Changes in policy related and operating receivables and payables	7,457	7,065
Cash provided by (used in) operating activities	19,366	14,255
Investing activities
Purchases and mortgage advances	(102,294)	(59,631)
Disposals and repayments	87,311	51,668
Change in investment broker net receivables and payables	571	424
Net cash increase (decrease) from sale (purchase) of subsidiaries	(324)	(1)
Cash provided by (used in) investing activities	(14,736)	(7,540)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	(131)	(391)
Issue of capital instruments, net (note 9)	1,596	1,194
Redemption of capital instruments (note 9)	(1,359)	(600)
Secured borrowing from securitization transactions	654	412
Change in deposits from Bank clients, net	718	(567)
Lease payments	(91)	(71)
Shareholders’ dividends and other equity distributions	(2,360)	(2,213)
Contributions from (distributions to) non-controlling interests, net	(10)	(14)
Common shares repurchased (note 10)	(1,841)	(1,262)
Common shares issued, net (note 10)	95	54
Cash provided by (used in) financing activities	(2,729)	(3,458)
Cash and short-term securities
Increase (decrease) during the period	1,901	3,257
Effect of foreign exchange rate changes on cash and short-term securities	404	(153)
Balance, beginning of period	19,884	18,635
Balance, end of period	22,189	21,739
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	20,338	19,153
Net payments in transit, included in other liabilities	(454)	(518)
Net cash and short-term securities, beginning of period	19,884	18,635
End of period
Gross cash and short-term securities	22,884	22,137
Net payments in transit, included in other liabilities	(695)	(398)
Net cash and short-term securities, end of period	$22,189	$21,739
Supplemental disclosures on cash flow information
Interest received	$9,962	$9,071
Interest paid	1,183	1,158
Income taxes paid	662	251
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2024	87
CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Material Accounting Policy Information
(a)  Reporting entity
Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The
Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company. MFC, including its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as
Manulife in Asia and Canada and as John Hancock and Manulife in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with
International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International
Accounting Standards Board (“IASB”), using accounting policies which are consistent with those used in the
Company’s 2023 Annual Consolidated Financial Statements.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Annual
Consolidated Financial Statements for the year ended December 31, 2023, included on pages 155 to 276 of the
Company’s 2023 Annual Report, as well as the disclosures on risk in denoted components of the “Risk
Management and Risk Factors Update” section of the Third Quarter 2024 Management Discussion and Analysis
(“MD&A”). Those denoted risk disclosures are an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three and nine months ended September 30,
2024 were authorized for issue by MFC’s Board of Directors on November 6, 2024.
(b)  Basis of preparation
Refer to note 1 of the Company’s 2023 Annual Consolidated Financial Statements for a summary of material estimation processes used in the preparation of these Interim Consolidated Financial Statements under
International Financial Reporting Standards (“IFRS”) and description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.

Note 2 Accounting and Reporting Changes
Future accounting and reporting changes
(I)  Annual Improvements to IFRS Accounting Standards – Volume 11
Annual Improvements to IFRS Accounting Standards – Volume 11 was issued in July 2024 and is effective on or after January 1, 2026. The IASB issued eight minor amendments to different standards as part of the Annual
Improvements process, to be applied retrospectively except for amendments to IFRS 1 “First-Time Adoption of
International Financial Reporting Standards” for first time adopters and to IFRS 9 “Financial Instruments” (“IFRS
9”) for derecognition of lease liabilities. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.
(II)  Amendments to the Classification and Measurement of Financial Instruments (Amendments
to IFRS 9 and IFRS 7)
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 “Financial
Instruments” and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”)) were issued in May 2024 to be effective for years beginning on January 2026 and to be applied retrospectively. The amendments clarify guidance on timing of derecognition of financial liabilities, on the assessment of cash flow characteristics and resulting classification and disclosure of financial assets with terms referencing contingent events including environmental, social and corporate governance events, and of the treatment of non-recourse assets and contractually linked instruments.
The Company is assessing the impact of these amendments on the Company’s Consolidated Financial
Statements.

Manulife Financial Corporation – Third Quarter 2024	88
      (III)  IFRS 18 “Presentation and Disclosure in the Financial Statements”
IFRS 18 “Presentation and Disclosure in Financial Statements” (“IFRS 18”) was issued in April 2024 to be effective for years beginning on January 1, 2027 and to be applied retrospectively. The standard replaces IAS 1
“Presentation of Financial Statements” (“IAS 1”) while carrying forward many elements of IAS 1 unchanged. IFRS
18 introduces three sets of new requirements for presentation of financial statements and disclosures within financial statements:
•Introduction of five defined categories of income and expenses: operating, investing, financing, income taxes and discontinued operations, with defined subtotals and totals for “operating income (loss)”, “income or loss before financing and income taxes” and “income (loss)”,
•disclosure within a note to financial statements of management-defined performance measures (“MPMs”)
with a reconciliation between MPMs and IFRS performance measures. MPMs are defined as subtotals of income and expenses not specified by IFRS Accounting Standards, which are used in public communications outside financial statements to communicate management’s view of the Company’s financial performance, and
•enhanced guidance on organizing information and determining whether to provide the information in the financial statements or in the notes. IFRS 18 also requires enhanced disclosure of operating expenses based on their characteristics, including their nature, function or both.
The Company is assessing the impact of this standard on the Company’s Consolidated Financial Statements.
      (IV)  Amendments to IAS 12 “Income Taxes”
Amendments to IAS 12 “Income Taxes” (“IAS 12”) were issued in May 2023. The amendments relate to the
Organization for Economic Co-operation and Development’s International Pillar Two tax reform, which seeks to establish a global minimum income tax rate of 15% and addresses inter-jurisdictional base erosion and profit shifting, targeting larger international companies. Most jurisdictions have agreed to participate and effective dates for Global Minimum Taxes (“GMT”) vary by jurisdiction based on local legislation.
The amendments require that, effective for years beginning on or after January 1, 2023, disclosure of current tax expense or recovery related to GMT is required along with, to the extent that GMT legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonably estimable information that helps users of financial statements understand the Company’s exposure to GMT arising from that legislation. The amendments introduce a temporary mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to GMT. The Company has applied the temporary exception from accounting for deferred taxes in respect of GMT.
On June 20, 2024, Canada enacted the Global Minimum Tax Act, retrospective to fiscal periods commencing on or after December 31, 2023. The Company is in scope of this legislation because it is located in Canada and will be required to pay additional GMT in Canada in respect of its global entities whose effective tax rate is below 15%.
The Company’s entities will also be subject to GMT in those jurisdictions where a Qualifying Domestic Minimum
Top-up Tax (“QDMTT”) is in effect.
Based on the financial data of the first three quarters of 2024, the Company expects to pay GMT of $89 and $177 for the three and nine months ended September 30, 2024, arising from its operations in Hong Kong, China,
Singapore, Barbados, Bermuda, and Macau. GMT from each of these jurisdictions, except for Barbados, is expected to be payable in Canada for 2024 as they do not currently have a QDMTT in effect. Barbados passed legislation on May 28, 2024, introducing a QDMTT retrospective to January 1, 2024. As such, any GMT arising from the Company’s operations in Barbados will be payable in Barbados.
As at September 30, 2024, certain other jurisdictions in which the Company operates, including Belgium, Ireland,
Japan, Luxembourg, Malaysia, Netherlands, New Zealand, Switzerland, the United Kingdom, and Vietnam, have enacted legislation to adopt GMT. The assessment of the Company’s potential exposure to GMT in these jurisdictions is based on the most recent information available regarding the financial performance of the constituent entities and the associated statutory income tax rate. Based on the assessment, the Company’s operations within these jurisdictions do not have a material exposure to GMT and therefore no disclosure of current tax expense or recovery related to GMT is provided.
The United States adopted a Corporate Alternative Minimum Tax (“CAMT”) of 15%, with an effective date of
January 1, 2023. CAMT is not a QDMTT for the purposes of GMT.

Manulife Financial Corporation – Third Quarter 2024	89
In response to GMT, Bermuda enacted the Corporate Income Tax 2023 Act on December 27, 2023. The
Company’s Bermuda tax-resident subsidiaries and branches will be subject to this new tax regime effective
January 1, 2025, at a rate of 15%. The Bermuda corporate income tax is not a QDMTT for the purposes of GMT.

Note 3 Invested Assets and Investment Income
      (a)  Carrying values and fair values of invested assets

As at September 30, 2024	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$24	$16,946	$5,914	$22,884	$22,884
Debt securities(6),(7)
Canadian government and agency	1,132	18,713	-	19,845	19,845
U.S. government and agency	48	27,705	909	28,662	28,434
Other government and agency	69	34,360	-	34,429	34,429
Corporate	2,610	119,911	496	123,017	122,862
Mortgage / asset-backed securities	23	1,883	-	1,906	1,906
Public equities (FVTPL mandatory)	30,850	-	-	30,850	30,850
Mortgages	1,261	28,725	24,097	54,083	54,393
Private placements(7)	779	47,625	-	48,404	48,404
Loans to Bank clients	-	-	2,283	2,283	2,260
Real estate
Own use property(8)	-	-	2,638	2,638	2,754
Investment property	-	-	10,304	10,304	10,304
Other invested assets
Alternative long-duration assets(9)	32,015	417	12,919	45,351	46,327
Various other	130	-	4,366	4,496	4,496
Total invested assets	$68,941	$296,285	$63,926	$429,152	$430,148
(1)Fair value through profit or loss (“FVTPL”) classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, and changes in the carrying value of the related insurance contract liabilities.
(2)Fair value through other comprehensive income (“FVOCI”) classification for debt instruments backing certain insurance contract liabilities inherently reduces any accounting mismatch arising from changes in the fair value of these assets, and changes in the carrying value of the related insurance contract liabilities.
(3)Other includes mortgages and loans to Bank clients held at amortized cost, own use properties, investment properties, equity method accounted investments, and leveraged leases. Also includes debt securities, which qualify as having Solely Payment of Principal and Interest (“SPPI”), are held to collect contractual cash flows and are carried at amortized cost.
(4)Invested assets above include debt securities, mortgages, private placements and approximately $417 (December 31, 2023 – $360) of other invested assets, which primarily qualify as SPPI. Invested assets which do not have SPPI qualifying cash flows as at September 30, 2024 include debt securities, private placements and other invested assets with fair values of $nil, $137 and $505, respectively (December 31, 2023 – $nil, $115 and $539, respectively). The change in the fair value of these invested assets for the nine months ended September 30, 2024 was a $12 decrease (a $49 increase during the year ended
December 31, 2023).
(5)Includes short-term securities with remaining maturities of less than one year at acquisition amounting to $8,154 (December 31, 2023 – $6,162), cash equivalents with remaining maturities of less than 90 days at acquisition amounting to $8,818 (December 31, 2023 – $7,832) and cash of $5,912 (December
31, 2023 – $6,344).
(6)Debt securities include securities which were acquired with remaining maturities of less than one year and less than 90 days of $1,566 and $163, respectively
(December 31, 2023 – $1,294 and $1,413, respectively).
(7)As at September 30, 2024, the Company has no significant remaining floating rate invested assets subject to interest rate benchmark reform.
(8)Own use property of $2,473 as at September 30, 2024 (December 31, 2023 – $2,430), are underlying items for insurance contracts with direct participating features and are measured at fair value as if they were investment properties, as permitted by IAS 16 “Property, Plant and Equipment”. Own use property of
$165 (December 31, 2023 – $161) is carried at cost less accumulated depreciation and any accumulated impairment losses.
(9)Alternative long-duration assets (“ALDA”) include investments in infrastructure of $16,972, private equity of $16,786, timber and agriculture of $5,968, energy of $1,796 and various other ALDA of $3,829 (December 31, 2023 – $14,950, $15,445, $5,719, $1,859, and $3,461, respectively).

Manulife Financial Corporation – Third Quarter 2024	90

As at December 31, 2023	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$1	$13,993	$6,344	$20,338	$20,338
Debt securities(6),(7)
Canadian government and agency	1,219	19,769	-	20,988	20,988
U.S. government and agency	1,303	26,287	888	28,478	28,251
Other government and agency	90	30,576	-	30,666	30,666
Corporate	2,372	127,190	484	130,046	129,899
Mortgage / asset-backed securities	16	1,955	-	1,971	1,971
Public equities (FVTPL mandatory)	25,531	-	-	25,531	25,531
Mortgages	1,055	28,473	22,893	52,421	52,310
Private placements(7)	654	44,952	-	45,606	45,606
Loans to Bank clients	-	-	2,436	2,436	2,411
Real estate
Own use property(8)	-	-	2,591	2,591	2,716
Investment property	-	-	10,458	10,458	10,458
Other invested assets
Alternative long-duration assets(9)	29,671	360	11,403	41,434	42,313
Various other	126	-	4,120	4,246	4,246
Total invested assets	$62,038	$293,555	$61,617	$417,210	$417,704
For footnotes (1) to (9), refer to the “Carrying values and fair values of invested assets” table as at September 30, 2024 above.

Manulife Financial Corporation – Third Quarter 2024	91
      (b)  Fair value measurement
The following tables present fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

As at September 30, 2024	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$16,946	$-	$16,946	$-
FVTPL	24	-	24	-
Other	5,912	5,912	-	-
Debt securities
FVOCI
Canadian government and agency	18,713	-	18,713	-
U.S. government and agency	27,705	-	27,705	-
Other government and agency	34,360	-	34,346	14
Corporate	119,911	-	119,799	112
Residential mortgage-backed securities	5	-	5	-
Commercial mortgage-backed securities	296	-	296	-
Other asset-backed securities	1,582	-	1,582	-
FVTPL
Canadian government and agency	1,132	-	1,132	-
U.S. government and agency	48	-	48	-
Other government and agency	69	-	69	-
Corporate	2,610	73	2,526	11
Commercial mortgage-backed securities	1	-	1	-
Other asset-backed securities	22	-	22	-
Private placements(1)
FVOCI	47,625	-	39,437	8,188
FVTPL	779	-	650	129
Mortgages
FVOCI	28,725	-	-	28,725
FVTPL	1,261	-	-	1,261
Public equities
FVTPL	30,850	30,775	70	5
Real estate(2)
Investment property	10,304	-	-	10,304
Own use property	2,473	-	-	2,473
Other invested assets(3)	36,325	72	-	36,253
Segregated funds net assets(4)	422,979	385,530	34,093	3,356
Total	$810,657	$422,362	$297,464	$90,831
(1)Fair value of private placements is determined through an internal valuation methodology using both observable and non-market observable inputs. Non-
market observable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity adjustment constitutes a material price impact, in which case the securities are classified as Level 3.
(2)For real estate properties, the significant non-market observable inputs are capitalization rates ranging from 2.05% to 9.50% for the nine months ended
September 30, 2024 (ranging from 2.72% to 10.75% for the year ended December 31, 2023), terminal capitalization rates ranging from 3.10% to 10.00% for the nine months ended September 30, 2024 (ranging from 3.00% to 10.00% for the year ended December 31, 2023) and discount rates ranging from 3.60%
to 13.75% for the nine months ended September 30, 2024 (ranging from 3.20% to 14.00% for the year ended December 31, 2023). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in non-market observable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.
(3)Other invested assets measured at fair value are held in infrastructure and timber sectors and include fund investments of $29,206 (December 31, 2023 –
$27,532) recorded at net asset value. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates for the nine months ended September 30, 2024 ranged from 7.85% to 20.00% (ranged from 7.35% to 15.60% for the year ended December 31, 2023).
Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect.
Discount rates for the nine months ended September 30, 2024 ranged from 3.25% to 6.50% (ranged from 4.00% to 7.00% for the year ended December 31,
2023). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.
(4)Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds underlying assets are predominantly in investment properties and timberland properties valued as described above.

Manulife Financial Corporation – Third Quarter 2024	92

As at December 31, 2023	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$13,993	$-	$13,993	$-
FVTPL	1	-	1	-
Other	6,343	6,343	-	-
Debt securities
FVOCI
Canadian government and agency	19,769	-	19,769	-
U.S. government and agency	26,287	-	26,287	-
Other government and agency	30,576	-	30,566	10
Corporate	127,190	-	126,959	231
Residential mortgage-backed securities	6	-	6	-
Commercial mortgage-backed securities	370	-	370	-
Other asset-backed securities	1,579	-	1,558	21
FVTPL
Canadian government and agency	1,219	-	1,219	-
U.S. government and agency	1,303	-	1,303	-
Other government and agency	90	-	90	-
Corporate	2,372	-	2,372	-
Commercial mortgage-backed securities	1	-	1	-
Other asset-backed securities	15	-	15	-
Private placements(1)
FVOCI	44,952	-	37,270	7,682
FVTPL	654	-	575	79
Mortgages
FVOCI	28,473	-	-	28,473
FVTPL	1,055	-	-	1,055
Public equities
FVTPL	25,531	25,423	67	41
Real estate(2)
Investment property	10,458	-	-	10,458
Own use property	2,430	-	-	2,430
Other invested assets(3)	33,653	68	-	33,585
Segregated funds net assets(4)	377,544	343,061	30,991	3,492
Total	$755,864	$374,895	$293,412	$87,557
Note: For footnotes (1) to (4), refer to the “Fair value measurement” table as at September 30, 2024 above.
The following tables present fair value of invested assets not measured at fair value by the fair value hierarchy.

As at September 30, 2024	Carrying value	Total fair value	Level 1	Level 2	Level 3
Short-term securities	$2	$2	$-	$2	$-
Mortgages	24,097	24,407	-	-	24,407
Loans to Bank clients	2,283	2,260	-	2,260	-
Real estate - own use property	165	281	-	-	281
Public bonds held at amortized cost	1,405	1,022	-	1,022	-
Other invested assets(1)	13,522	14,498	545	-	13,953
Total invested assets disclosed at fair value	$41,474	$42,470	$545	$3,284	$38,641

As at December 31, 2023	Carrying value	Total fair value	Level 1	Level 2	Level 3
Short-term securities	$1	$1	$-	$1	$-
Mortgages	22,893	22,782	-	-	22,782
Loans to Bank clients	2,436	2,411	-	2,411	-
Real estate - own use property	161	286	-	-	286
Public bonds held at amortized cost	1,372	998	-	998	-
Other invested assets(1)	12,027	12,906	240	-	12,666
Total invested assets disclosed at fair value	$38,890	$39,384	$240	$3,410	$35,734
(1)The carrying value of other invested assets includes equity method accounted other invested assets of $9,516 (December 31, 2023 – $8,237) and leveraged leases of $4,006 (December 31, 2023 – $3,790). Fair value of leveraged leases is disclosed at their carrying values as fair value is not routinely calculated on these investments. Fair value for energy properties is determined using external appraisals based on discounted cash flow methodology. Inputs used in valuation are primarily comprised of forecasted price curves, planned production, as well as capital expenditures, and operating costs. Fair value of equity method accounted other invested assets is determined using a variety of valuation techniques including discounted cash flows and market comparable approaches. Inputs vary based on the specific investment.

Manulife Financial Corporation – Third Quarter 2024	93
Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market.
Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three and nine months ended September 30, 2024 and September 30, 2023, there were no transfers of assets between Level 1 and Level 2.
For segregated funds net assets, during the three and nine months ended September 30, 2024, the Company had
$nil and $nil transfers from Level 1 to Level 2 (September 30, 2023 – $3 and $nil). During the three and nine months ended September 30, 2024, the Company had $1 and $1 transfers from Level 2 to Level 1 (September 30,
2023 – $nil and $nil).
Invested assets and segregated funds net assets measured at fair value using significant non-
market observable inputs (Level 3)
The Company classifies fair values of invested assets, derivatives and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, significant non-market observable inputs are used to determine fair value. The Company prioritizes the use of market-based inputs over non-market observable inputs in determining Level 3 fair values. The gains and losses in the tables below include the changes in fair value due to both observable and non-market observable factors.

Manulife Financial Corporation – Third Quarter 2024	94
The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3) for the three months ended
September 30, 2024 and September 30, 2023.

For the three months ended September 30, 2024	Balance, July 1, 2024	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, September 30, 2024	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$14	$-	$-	$-	$-	$-	$-	$-	$-	$14	$-
Corporate	222	-	(33)	-	-	9	-	(86)	-	112	-
Other securitized assets	19	-	31	-	-	(19)	-	(33)	2	-	-
Debt securities
FVTPL
Corporate	11	-	-	-	-	-	-	-	-	11	-
Public equities
FVTPL	4	(1)	-	-	-	-	-	-	2	5	(1)
Private placements
FVOCI	8,093	21	61	579	(380)	(230)	30	(10)	24	8,188	-
FVTPL	111	5	-	10	-	(1)	-	-	4	129	5
Mortgages
FVOCI	28,132	(40)	1,130	399	(526)	(179)	-	-	(191)	28,725	-
FVTPL	1,184	47	-	76	(36)	(9)	-	-	(1)	1,261	-
Investment property	10,409	(117)	-	40	(4)	-	-	-	(24)	10,304	(119)
Own use property	2,448	(14)	-	5	-	-	-	-	34	2,473	(14)
Other invested assets	35,412	323	8	1,132	(310)	(272)	-	-	(40)	36,253	180
Total invested assets	86,059	224	1,197	2,241	(1,256)	(701)	30	(129)	(190)	87,475	51
Derivatives, net	(2,586)	774	-	-	-	(47)	-	154	(1)	(1,706)	764
Segregated funds net assets	3,456	25	(76)	18	(41)	(3)	-	-	(23)	3,356	7
Total	$86,929	$1,023	$1,121	$2,259	$(1,297)	$(751)	$30	$25	$(214)	$89,125	$822

For the three months ended September 30, 2023	Balance, July 1, 2023	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, September 30, 2023	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$-	$-	$-	$-	$-	$-	$-	$-	$10	$-
Corporate	102	-	1	34	-	-	-	-	2	139	-
Other securitized assets	23	-	1	-	-	(2)	-	-	(1)	21	-
Public equities
FVTPL	4	(1)	-	-	-	-	-	-	1	4	(1)
Private placements
FVOCI	8,918	-	(196)	224	(133)	(262)	133	(863)	155	7,976	-
FVTPL	64	(4)	-	-	-	-	-	-	-	60	(5)
Mortgages
FVOCI	28,073	(13)	(850)	293	(297)	(188)	-	-	399	27,417	-
FVTPL	1,008	(19)	-	30	(30)	(11)	-	-	(1)	977	-
Investment property	10,715	(299)	-	104	-	-	-	-	120	10,640	(299)
Own use property	2,548	(51)	-	6	-	-	-	-	34	2,537	(51)
Other invested assets	32,093	(478)	812	999	(78)	(287)	-	-	426	33,487	(410)
Total invested assets	83,558	(865)	(232)	1,690	(538)	(750)	133	(863)	1,135	83,268	(766)
Derivatives, net	(2,391)	(1,954)	-	-	-	(11)	-	377	(51)	(4,030)	(1,953)
Segregated funds net assets	3,739	(57)	-	(24)	(32)	19	-	-	39	3,684	14
Total	$84,906	$(2,876)	$(232)	$1,666	$(570)	$(742)	$133	$(486)	$1,123	$82,922	$(2,705)
(1)These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.
(2)These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)The Company uses fair values of the assets at the beginning of the period for assets transferred into and out of Level 3 except for derivatives, where the
Company uses fair value at the end of the period and at the beginning of the period, respectively.

Manulife Financial Corporation – Third Quarter 2024	95
The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3) for the nine months ended
September 30, 2024 and September 30, 2023.

For the nine months ended September 30, 2024	Balance, January 1, 2024	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, September 30, 2024	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$-	$-	$-	$-	$-	$4	$-	$-	$14	$-
Corporate	231	-	(33)	-	-	(2)	-	(86)	2	112	-
Other securitized assets	21	-	33	-	-	(22)	-	(33)	1	-	-
Debt securities
FVTPL
Corporate	-	-	-	11	-	-	-	-	-	11	-
Public equities
FVTPL	41	(1)	-	-	-	-	-	(36)	1	5	(1)
Private placements
FVOCI	7,682	25	56	2,173	(1,022)	(620)	254	(544)	184	8,188	-
FVTPL	79	1	-	49	-	(18)	29	(14)	3	129	1
Mortgages
FVOCI	28,473	(20)	731	1,370	(1,737)	(552)	-	-	460	28,725	-
FVTPL	1,055	42	-	281	(92)	(25)	-	-	-	1,261	-
Investment property	10,458	(398)	-	155	(67)	-	-	-	156	10,304	(409)
Own use property	2,430	(46)	-	14	-	-	-	-	75	2,473	(46)
Other invested assets	33,585	1,071	44	3,153	(1,498)	(831)	-	-	729	36,253	687
Total invested assets	84,065	674	831	7,206	(4,416)	(2,070)	287	(713)	1,611	87,475	232
Derivatives, net	(2,166)	(330)	-	-	-	(96)	-	936	(50)	(1,706)	(128)
Segregated funds net assets	3,492	5	(71)	117	(230)	13	-	-	30	3,356	(78)
Total	$85,391	$349	$760	$7,323	$(4,646)	$(2,153)	$287	$223	$1,591	$89,125	$26

For the nine months ended September 30, 2023	Balance, January 1, 2023	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3),(4)	Currency movement	Balance, September 30, 2023	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$9	$-	$-	$2	$-	$-	$-	$-	$(1)	$10	$-
Corporate	32	-	1	100	-	(3)	8	-	1	139	-
Other securitized assets	26	-	2	-	-	(5)	-	-	(2)	21	-
Public equities
FVTPL	71	-	-	-	-	-	-	(67)	-	4	-
Private placements
FVOCI	7,828	(5)	(1)	1,549	(442)	(610)	2,461	(2,634)	(170)	7,976	-
FVTPL	31	(1)	-	17	-	(1)	13	-	1	60	(1)
Mortgages
FVOCI	28,621	61	(766)	1,127	(965)	(566)	-	-	(95)	27,417	-
FVTPL	1,138	(17)	-	48	(160)	(31)	-	-	(1)	977	-
Investment property	11,417	(831)	-	235	(102)	-	-	-	(79)	10,640	(833)
Own use property	2,682	(131)	-	8	-	-	-	-	(22)	2,537	(131)
Other invested assets	31,069	3	816	3,303	(534)	(789)	-	-	(381)	33,487	(20)
Total invested assets	82,924	(921)	52	6,389	(2,203)	(2,005)	2,482	(2,701)	(749)	83,268	(985)
Derivatives, net	(3,188)	(1,721)	-	-	-	413	-	449	17	(4,030)	(1,723)
Segregated funds net assets	3,985	(24)	-	48	(336)	15	-	1	(5)	3,684	25
Total	$83,721	$(2,666)	$52	$6,437	$(2,539)	$(1,577)	$2,482	$(2,251)	$(737)	$82,922	$(2,683)
(1)These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.
(2)These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the
Company uses fair value at the end of the period and at the beginning of the year, respectively.
(4)Private placement bonds of $1,771 with maturity dates beyond 30 years were reclassed from Level 3 to Level 2 in the prior period to align with the fair value leveling treatment of public bonds.

Manulife Financial Corporation – Third Quarter 2024	96
Transfers into Level 3 primarily result where a lack of observable market data (versus the previous period) arises.
Transfers from Level 3 primarily result from observable market data becoming available for derivatives, or for the entire term structure of the private placements.
    (c)  Investment income

	three months ended September 30,		nine months ended September 30,
For the	2024	2023	2024	2023
Interest income	$3,429	$3,297	$10,290	$9,446
Dividends, rental income and other income	935	859	2,335	2,245
Impairments, provisions and recoveries, net	(36)	(119)	25	(289)
Other	159	(9)	349	281
Investment income	4,487	4,028	12,999	11,683
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities
Debt securities	(589)	(386)	(1,803)	580
Public equities	1,527	(735)	3,824	943
Mortgages	(11)	(22)	(55)	51
Private placements	(420)	15	112	455
Real estate	(37)	(357)	(375)	(993)
Other invested assets	101	174	662	606
Derivatives	1,159	(1,119)	467	(1,178)
	1,730	(2,430)	2,832	464
Investment expenses	(305)	(333)	(914)	(910)
Net investment income (loss)	$5,912	$1,265	$14,917	$11,237
      (d)  Remaining term to maturity
The following tables present remaining term to maturity for invested assets.

	Remaining term to maturity(1)
As at September 30, 2024	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$22,884	$-	$-	$-	$-	$-	$22,884
Debt securities
Canadian government and agency	471	2,181	826	3,337	13,030	-	19,845
U.S. government and agency	630	513	1,099	5,002	21,418	-	28,662
Other government and agency	265	1,380	1,222	3,611	27,951	-	34,429
Corporate	7,853	14,749	15,442	33,152	51,806	15	123,017
Mortgage / asset-backed securities	58	248	269	455	876	-	1,906
Public equities	-	-	-	-	-	30,850	30,850
Mortgages	4,842	12,200	10,126	7,812	9,532	9,571	54,083
Private placements	1,419	4,685	4,540	9,891	27,793	76	48,404
Loans to Bank clients	40	19	3	-	-	2,221	2,283
Real estate
Own use property	-	-	-	-	-	2,638	2,638
Investment property	-	-	-	-	-	10,304	10,304
Other invested assets
Alternative long-duration assets	70	-	113	25	732	44,411	45,351
Various other(2)	-	20	-	3,375	610	491	4,496
Total invested assets	$38,532	$35,995	$33,640	$66,660	$153,748	$100,577	$429,152
(1)Represents contractual maturity. Actual maturity may differ due to prepayment privileges in the applicable contract. (2)Primarily includes equity method accounted investments and leveraged leases.

Manulife Financial Corporation – Third Quarter 2024	97

	Remaining term to maturity(1)
As at December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$20,338	$-	$-	$-	$-	$-	$20,338
Debt securities
Canadian government and agency	657	1,435	1,580	3,656	13,660	-	20,988
U.S. government and agency	297	725	744	4,504	22,208	-	28,478
Other government and agency	412	1,052	1,892	3,864	23,446	-	30,666
Corporate	8,475	15,512	18,548	33,361	54,100	50	130,046
Mortgage / asset-backed securities	106	153	279	556	877	-	1,971
Public equities	-	-	-	-	-	25,531	25,531
Mortgages	3,363	12,076	10,181	7,690	9,644	9,467	52,421
Private placements	1,418	3,486	4,704	9,137	26,790	71	45,606
Loans to Bank clients	39	23	1	-	-	2,373	2,436
Real estate
Own use property	-	-	-	-	-	2,591	2,591
Investment property	-	-	-	-	-	10,458	10,458
Other invested assets
Alternative long-duration assets	-	67	22	82	732	40,531	41,434
Various other(2)	-	-	19	1,528	2,242	457	4,246
Total invested assets	$35,105	$34,529	$37,970	$64,378	$153,699	$91,529	$417,210
Note: For footnote (1) and (2), refer to the “Remaining term to maturity” table as at September 30, 2024 above.

Note 4 Derivative and Hedging Instruments
The Company uses derivative financial instruments (“derivatives”) including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments. The Company’s policies and procedures for derivative and hedging instruments can be found in notes
1 and 5 of the Company’s 2023 Annual Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2024	98
      (a)  Fair value of derivatives
The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

		September 30, 2024			December 31, 2023
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$197,000	$2,647	$3,214	$184,309	$2,627	$3,044
	Foreign currency swaps	11,624	69	1,642	9,055	78	1,518
	Forward contracts	20,899	336	2,224	23,461	165	2,672
Cash flow hedges	Interest rate swaps	8,488	23	58	8,372	20	48
	Foreign currency swaps	1,177	59	217	1,150	35	181
	Forward contracts	-	-	-	-	-	-
	Equity contracts	439	7	-	240	3	-
Net investment hedges	Forward contracts	688	-	24	654	-	16
Total derivatives in qualifying hedge accounting relationships		240,315	3,141	7,379	227,241	2,928	7,479
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	103,032	2,349	2,884	103,806	2,361	3,098
	Interest rate futures	8,952	-	-	9,449	-	-
	Interest rate options	5,458	24	-	5,841	33	-
	Foreign currency swaps	34,294	1,939	392	33,148	1,873	398
	Currency rate futures	2,421	-	-	2,581	-	-
	Forward contracts	50,701	915	794	34,080	769	597
	Equity contracts	23,297	767	68	19,760	579	115
	Credit default swaps	123	3	-	131	3	-
	Equity futures	3,809	-	-	4,040	-	-
Total derivatives not designated in qualifying hedge accounting relationships		232,087	5,997	4,138	212,836	5,618	4,208
Total derivatives		$472,402	$9,138	$11,517	$440,077	$8,546	$11,687
As at September 30, 2024, the Company has no significant remaining derivatives subject to interest rate benchmark reform.
The following tables present the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 7).

	Remaining term to maturity
As at September 30, 2024	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,388	$749	$727	$6,274	$9,138
Derivative liabilities	1,509	1,425	753	7,830	11,517
	Remaining term to maturity
As at December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,189	$603	$573	$6,181	$8,546
Derivative liabilities	1,561	1,982	717	7,427	11,687

Manulife Financial Corporation – Third Quarter 2024	99
Fair value and the fair value hierarchy of derivative instruments

As at September 30, 2024	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,913	$-	$5,350	$563
Foreign exchange contracts	2,448	-	2,448	-
Equity contracts	774	-	766	8
Credit default swaps	3	-	3	-
Total derivative assets	$9,138	$-	$8,567	$571
Derivative liabilities
Interest rate contracts	$8,720	$-	$6,446	$2,274
Foreign exchange contracts	2,729	-	2,727	2
Equity contracts	68	-	67	1
Total derivative liabilities	$11,517	$-	$9,240	$2,277
As at December 31, 2023	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,813	$-	$5,262	$551
Foreign exchange contracts	2,148	-	2,148	-
Equity contracts	582	-	572	10
Credit default swaps	3	-	3	-
Total derivative assets	$8,546	$-	$7,985	$561
Derivative liabilities
Interest rate contracts	$9,176	$-	$6,451	$2,725
Foreign exchange contracts	2,396	-	2,395	1
Equity contracts	115	-	114	1
Total derivative liabilities	$11,687	$-	$8,960	$2,727
Movement in net derivatives measured at fair value using significant non-market observable inputs (Level 3) is presented in note 3 (b).
(b)  Embedded derivatives
Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at FVTPL, including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.
Certain reinsurance contracts with guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at FVTPL as the financial components contained in the reinsurance contracts do not contain significant insurance risk. Claims expenses and claims paid on the reinsurance assumed offset claims recovered under reinsured contracts. Reinsured contracts with guaranteed minimum income benefits had a fair value of $326 (December 31, 2023 – $402) and reinsurance assumed with guaranteed minimum income benefits had a fair value of $nil (December 31, 2023 – $46).
The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain credit and interest rate risks that are financial risks embedded in the underlying insurance and investment contracts. As at September 30, 2024, these embedded derivative liabilities had a fair value of $356 (December 31, 2023 – $487).
Other insurance contract features which are classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products’ minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, Consumer Price Index indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded / assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and / or are closely related to the insurance host contracts.

Manulife Financial Corporation – Third Quarter 2024	100

Note 5 Insurance and Reinsurance Contract Assets and Liabilities
      (a)  Movements in carrying amounts of insurance and reinsurance contracts
The following tables present the movement in the net carrying amounts of insurance contracts issued and reinsurance contracts held during the period for the Company. The changes include amounts that are recognized in income and OCI, and movements due to cash flows.
Insurance contracts – Analysis by measurement components
The following tables present the movement in the net assets or liabilities for insurance contracts issued, showing estimates of the present value of future cash flows, risk adjustment, CSM and assets for acquisition cash flows, for the nine months ended September 30, 2024 and for the year ended December 31, 2023 and insurance finance
(income) expenses for the nine months ended September 30, 2024.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening General Measurement Method (“GMM”) and Variable Fee Approach (“VFA”) insurance contract assets	$(416)	$141	$131	$-	$(144)
Opening GMM and VFA insurance contract liabilities	310,807	22,697	21,973	(59)	355,418
Opening Premium Allocation Approach (“PAA”) insurance contract net liabilities	12,712	626	-	(761)	12,577
Opening insurance contract liabilities for account of segregated fund holders	114,143	-	-	-	114,143
Net opening balance, January 1, 2024	437,246	23,464	22,104	(820)	481,994
Changes that relate to current services	(724)	(1,080)	(1,978)	-	(3,782)
Changes that relate to future services	(2,647)	(1,170)	4,555	-	738
Changes that relate to past services	(51)	1	-	-	(50)
Insurance service result	(3,422)	(2,249)	2,577	-	(3,094)
Insurance finance (income) expenses	13,357	929	258	-	14,544
Effects of movements in foreign exchange rates	7,413	616	514	-	8,543
Total changes in income and OCI	17,348	(704)	3,349	-	19,993
Total cash flows	2,520	-	-	-	2,520
Movements related to insurance acquisition cash flows	(4)	-	-	(2)	(6)
Change in PAA balance	424	45	-	4	473
Movements related to insurance contract liabilities for account of segregated fund holders	9,577	-	-	-	9,577
Net closing balance	467,111	22,805	25,453	(818)	514,551
Closing GMM and VFA insurance contract assets	(498)	144	247	-	(107)
Closing GMM and VFA insurance contract liabilities	330,753	21,990	25,206	(61)	377,888
Closing PAA insurance contract net liabilities	13,136	671	-	(757)	13,050
Closing insurance contract liabilities for account of segregated fund insurance holders	123,720	-	-	-	123,720
Net closing balance, September 30, 2024	$467,111	$22,805	$25,453	$(818)	$514,551

Insurance finance (income) expenses (“IFIE”)	For the nine months ended September 30, 2024
Insurance finance (income) expenses for products not under PAA, per disclosure above(1)	$14,544
Insurance finance (income) expenses for products under PAA	628
Reclassification of derivative OCI to IFIE – cash flow hedges	-
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	243
Total insurance finance (income) expenses from insurance contracts issued	15,415
Effect of movements in foreign exchange rates	(360)
Total insurance finance (income) expenses from insurance contracts issued and effect of movement in foreign exchange rates	$15,055
Portion recognized in (income) expenses, including effects of foreign exchange rates	$12,814
Portion recognized in OCI, including effects of foreign exchange rates	2,241
(1)The insurance finance (income) expenses reflect effect of time value of money and financial risk, which includes but is not limited to interest accreted using locked-in rate, changes in interest rates and other financial assumptions, changes in fair value of underlying items of direct participation contracts and effects of risk mitigation option.

Manulife Financial Corporation – Third Quarter 2024	101

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$(1,827)	$512	$657	$-	$(658)
Opening GMM and VFA insurance contract liabilities	297,967	25,750	19,192	(56)	342,853
Opening PAA insurance contract net liabilities	12,125	605	-	(749)	11,981
Opening insurance contract liabilities for account of segregated fund holders	110,216	-	-	-	110,216
Net opening balance, January 1, 2023	418,481	26,867	19,849	(805)	464,392
Changes that relate to current services	152	(1,620)	(2,162)	-	(3,630)
Changes that relate to future services	(1,884)	(2,667)	4,642	-	91
Changes that relate to past services	(28)	(4)	-	-	(32)
Insurance service result	(1,760)	(4,291)	2,480	-	(3,571)
Insurance finance (income) expenses	22,340	1,646	320	-	24,306
Effects of movements in foreign exchange rates	(8,405)	(779)	(545)	-	(9,729)
Total changes in income and OCI	12,175	(3,424)	2,255	-	11,006
Total cash flows	2,081	-	-	-	2,081
Movements related to insurance acquisition cash flows	(5)	-	-	(3)	(8)
Change in PAA balance	587	21	-	(12)	596
Movements related to insurance contract liabilities for account of segregated fund holders	3,927	-	-	-	3,927
Net closing balance	437,246	23,464	22,104	(820)	481,994
Closing GMM and VFA insurance contract assets	(416)	141	131	-	(144)
Closing GMM and VFA insurance contract liabilities	310,807	22,697	21,973	(59)	355,418
Closing PAA insurance contract net liabilities	12,712	626	-	(761)	12,577
Closing insurance contract liabilities for account of segregated fund insurance holders	114,143	-	-	-	114,143
Net closing balance, December 31, 2023	$437,246	$23,464	$22,104	$(820)	$481,994
Reinsurance contracts held – Analysis by measurement components
The following tables present the movement in the net assets or liabilities for reinsurance contracts held, showing estimates of the present value of future cash flows, risk adjustment and CSM for the nine months ended
September 30, 2024 and for the year ended December 31, 2023.

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Total
Opening reinsurance contract held assets	$38,156	$3,685	$514	$42,355
Opening reinsurance contract held liabilities	(4,384)	1,305	289	(2,790)
Opening PAA reinsurance contract net assets	239	16	-	255
Net opening balance, January 1, 2024	34,011	5,006	803	39,820
Changes that relate to current services	(116)	(401)	(225)	(742)
Changes that relate to future services	(3,219)	911	2,612	304
Changes that relate to past services	2	-	-	2
Insurance service result	(3,333)	510	2,387	(436)
Insurance finance (income) expenses from reinsurance contracts	527	283	50	860
Effects of changes in non-performance risk of reinsurers	(48)	-	-	(48)
Effects of movements in foreign exchange rates	1,112	117	1	1,230
Total changes in income and OCI	(1,742)	910	2,438	1,606
Total cash flows	15,105	-	-	15,105
Change in PAA balance	(8)	(3)	-	(11)
Net closing balance	47,366	5,913	3,241	56,520
Closing reinsurance contract held assets	50,558	5,420	3,012	58,990
Closing reinsurance contract held liabilities	(3,423)	480	229	(2,714)
Closing PAA reinsurance contract net assets	231	13	-	244
Net closing balance, September 30, 2024	$47,366	$5,913	$3,241	$56,520

Manulife Financial Corporation – Third Quarter 2024	102

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Total
Opening reinsurance contract held assets	$39,656	$4,049	$1,873	$45,578
Opening reinsurance contract held liabilities	(3,919)	1,574	(1)	(2,346)
Opening PAA reinsurance contract net assets	240	8	-	248
Net opening balance, January 1, 2023	35,977	5,631	1,872	43,480
Changes that relate to current services	(19)	(478)	(164)	(661)
Changes that relate to future services	1,412	(442)	(894)	76
Changes that relate to past services	5	-	-	5
Insurance service result	1,398	(920)	(1,058)	(580)
Insurance finance (income) expenses from reinsurance contracts	173	447	10	630
Effects of changes in non-performance risk of reinsurers	(14)	-	-	(14)
Effects of movements in foreign exchange rates	(916)	(160)	(21)	(1,097)
Total changes in income and OCI	641	(633)	(1,069)	(1,061)
Total cash flows	(2,606)	-	-	(2,606)
Change in PAA balance	(1)	8	-	7
Net closing balance	34,011	5,006	803	39,820
Closing reinsurance contract held assets	38,156	3,685	514	42,355
Closing reinsurance contract held liabilities	(4,384)	1,305	289	(2,790)
Closing PAA reinsurance contract net assets	239	16	-	255
Net closing balance, December 31, 2023	$34,011	$5,006	$803	$39,820
      (b)  Effect of new business recognized in the period
The following table presents components of new business for insurance contracts issued for the periods presented.

	For the nine months ended September 30, 2024		For the year ended December 31, 2023
	Non-onerous	Onerous	Non-onerous	Onerous
New business insurance contracts
Estimates of present value of cash outflows	$24,447	$1,777	$22,211	$3,796
Insurance acquisition cash flows	4,381	310	4,295	623
Claims and other insurance service expenses payable	20,066	1,467	17,916	3,173
Estimates of present value of cash inflows	(27,346)	(1,773)	(25,541)	(3,761)
Risk adjustment for non-financial risk	618	80	962	218
Contractual service margin	2,281	-	2,368	-
Amount included in insurance contract liabilities for the period	$-	$84	$-	$253
The following table presents components of new business for reinsurance contracts held portfolios for the periods presented.

	For the nine months ended September 30, 2024	For the year ended December 31, 2023
New business reinsurance contracts
Estimates of present value of cash outflows	$(19,980)	$(1,997)
Estimates of present value of cash inflows	18,204	1,933
Risk adjustment for non-financial risk	1,194	399
Contractual service margin	625	(263)
Amount included in reinsurance assets for the period	$43	$72

Manulife Financial Corporation – Third Quarter 2024	103
(c) Insurance revenue
The following table shows the components of insurance revenue in the Consolidated Statements of Income.
Insurance revenue excludes investment components and loss component. It also does not reflect any financial changes such as effect of time value of money, which are recognized in insurance finance income and expenses.

	three months ended September 30,		nine months ended September 30,
For the	2024	2023	2024	2023
Expected incurred claims and other insurance service result	$3,611	$3,431	$10,673	$9,666
Change in risk adjustment for non-financial risk expired	341	409	1,073	1,126
CSM recognized for services provided	696	501	1,978	1,533
Recovery of insurance acquisition cash flows	381	219	973	600
Contracts under PAA	1,717	1,655	5,061	4,633
Total insurance revenue	$6,746	$6,215	$19,758	$17,558
(d) Significant judgements and estimates
Discount rates
The following tables present the spot rates used for discounting liability cash flows.

					September 30, 2024
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	3.81%	3.78%	4.72%	4.94%	5.15%	4.40%
		Somewhat liquid(1)	30	70	3.80%	3.73%	4.59%	4.88%	5.01%	4.40%
U.S.	USD	Illiquid	30	70	4.27%	4.25%	5.28%	5.71%	5.52%	5.15%
		Somewhat liquid(1)	30	70	4.37%	4.29%	5.17%	5.69%	5.50%	5.03%
Japan	JPY	Somewhat liquid(1)	30	70	0.64%	1.01%	1.44%	2.20%	2.83%	1.60%
Hong Kong	HKD	Illiquid	15	55	3.13%	3.45%	4.35%	4.20%	3.94%	3.70%

					December 31, 2023
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	5.17%	4.33%	4.92%	4.86%	4.80%	4.40%
		Somewhat liquid(1)	30	70	5.14%	4.22%	4.69%	4.72%	4.69%	4.40%
U.S.	USD	Illiquid	30	70	5.38%	4.54%	5.37%	5.65%	5.27%	5.00%
		Somewhat liquid(1)	30	70	5.32%	4.57%	5.25%	5.56%	5.18%	4.88%
Japan	JPY	Somewhat liquid(1)	30	70	0.53%	0.77%	1.08%	1.75%	2.24%	1.60%
Hong Kong	HKD	Illiquid	15	55	4.20%	4.01%	4.98%	4.61%	4.19%	3.80%
(1)Somewhat liquid refers to liquidity level that is between liquid and illiquid. It is higher liquidity than illiquid and lower liquidity than liquid.
(e)  Actuarial methods and assumptions
The Company performs a comprehensive review of actuarial methods and assumptions annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for insurance contract liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions that represent a best estimate of expected future experience, and maintaining a risk adjustment that is appropriate for the risks assumed. While the assumptions selected represent the Company’s best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract net liabilities. The changes implemented from the review are generally implemented in the third quarter of each year, though updates may be made outside the third quarter in certain circumstances.
2024 Review of Actuarial Methods and Assumptions
The completion of the 2024 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $174, excluding the portion related to non-controlling interests. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $250 ($199 post-tax), an increase in pre-tax net income attributed to participating policyholders of $29 ($21 post-tax), a decrease in CSM of $421, an increase in pre-tax other comprehensive income attributed to shareholders of $771 ($632 post-tax), and an increase in pre-tax other comprehensive income attributed to participating policyholders of $45 ($32 post-tax).

Manulife Financial Corporation – Third Quarter 2024	104
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2024	Total
Lapse and policyholder behaviour updates	$620
Reinsurance contract and other risk adjustment review	427
Expense updates	(406)
Financial related updates	(386)
Mortality and morbidity updates	(273)
Methodology and other updates	(156)
Impact of changes in actuarial methods and assumptions, pre-tax	$(174)
(1)Excludes the portion related to non-controlling interests of $(215). The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(389).

Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2024	Total
Portion recognized in net income (loss) attributed to:
Participating policyholders	$29
Shareholders	(250)
(221)
Portion recognized in OCI attributed to:
Participating policyholders	45
Shareholders	771
816
Portion recognized in CSM	(421)
Impact of changes in actuarial methods and assumptions, pre-tax	$174
(1)Excludes the portion related to non-controlling interests of $215. The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $389.

Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $620.
The increase was primarily driven by a detailed review of the lapse assumptions for the Company’s non-
participating products in its U.S. life insurance business and its International High Net Worth business in Asia segment. For U.S. protection products, lapse rates declined during the COVID-19 pandemic and continue to remain low, while for U.S. indexed universal life, U.S. bank-owned life insurance, and Asia’s International High Net
Worth business, lapse rates increased due to the impact of higher short-term interest rates. The Company updated its lapse assumptions to reflect these experience trends. The ultimate lapse rates for products with no-lapse guarantees were not changed.
Reinsurance contract and other risk adjustment review
The review of the Company’s reinsurance contracts and risk adjustment, excluding changes that were a direct result of other assumption updates, resulted in an increase in pre-tax fulfilment cash flows of $427.
The increase was driven by updates to the Company’s reinsurance contract fulfilment cash flows to reflect current reinsurance market conditions and the resulting expected cost on older U.S. mortality reinsurance, partially offset by updates to the Company’s risk adjustment methodology in North America related to non-financial risk.
The Company’s overall risk adjustment continues to be within the 90 – 95% confidence level.
Expense updates
Expense updates resulted in a decrease in pre-tax fulfilment cash flows of $406.
The decrease was driven by a detailed review of the Company’s global expenses, including investment expenses.
The Company aligned them with its current cost structure and included the impact of changes in classification of certain expenses from directly attributable to non-directly attributable.
Financial related updates
Financial related updates resulted in a decrease in pre-tax fulfilment cash flows of $386.

Manulife Financial Corporation – Third Quarter 2024	105
The decrease was driven by a review of the discount rates used in the valuation of the Company’s non-
participating business, which included increases to ultimate risk-free rates in the U.S. to align with historical averages, as well as updates to parameters used to determine illiquidity premiums. This was partially offset by refinements to crediting rate projections on certain U.S. universal life products.
Mortality and morbidity updates
Mortality and morbidity updates resulted in a decrease in pre-tax fulfilment cash flows of $273.
The decrease was driven by morbidity updates to health insurance products in Hong Kong to reflect lower hospital claims on certain business that the Company accounts for under the general measurement model, partially offset by updates to mortality and morbidity assumptions on critical illness products in Hong Kong to reflect emerging experience.
Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $156.
The decrease was driven by the impact of annual updates to the Company’s valuation models for participating products in Asia and Canada reflecting higher interest rates during the year, partially offset by various other smaller items that netted to an increase in fulfilment cash flows.
2023 Review of Actuarial Methods and Assumptions
The completion of the 2023 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $347, excluding the portion related to non-controlling interests. These changes resulted in an increase in pre-tax net income attributed to shareholders of $27 (a decrease of $14 post-tax), an increase in pre-tax net income attributed to participating policyholders of $58 ($74 post-tax), an increase in CSM of $116, and an increase in pre-tax other comprehensive income of $146 ($110 post-tax).
Since the beginning of 2020, some lines of business have seen impacts to mortality and policyholder behaviour driven by the COVID-19 pandemic. Given the long-term nature of the Company’s assumptions, the Company’s
2023 experience studies have excluded experience that was materially impacted by COVID-19 as this is not seen to be indicative of the levels of actual future claims or lapses.
Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the three and nine months ended September 30, 2023	Total
Canada variable annuity product review	$(133)
Mortality and morbidity updates	265
Lapse and policyholder behaviour updates	98
Methodology and other updates	(577)
Impact of changes in actuarial methods and assumptions, pre-tax	$(347)
(1)Excludes the portion related to non-controlling interests of $(103). The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(450).

Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the three and nine months ended September 30, 2023	Total
Portion recognized in net income (loss) attributed to:
Participating policyholders	$58
Shareholders	27
85
Portion recognized in OCI attributed to:
Participating policyholders	-
Shareholders	146
146
Portion recognized in CSM	116
Impact of changes in actuarial methods and assumptions, pre-tax	$347
(1)Excludes the portion related to non-controlling interests of $103. The impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $450.

Canada variable annuity product review
The review of the Company’s variable annuity products in Canada resulted in a decrease in pre-tax fulfilment cash flows of $133.

Manulife Financial Corporation – Third Quarter 2024	106
The decrease was driven by a reduction in investment management fees, partially offset by updates to product assumptions, including surrenders, incidence, and utilization, to reflect emerging experience.
Mortality and morbidity updates
Mortality and morbidity updates resulted in an increase in pre-tax fulfilment cash flows of $265.
The increase was driven by a strengthening of incidence rates for certain products in Vietnam to align with emerging experience and updates to mortality assumptions in the Company’s U.S. life insurance business to reflect industry trends, as well as emerging experience. This was partially offset by updates to morbidity assumptions for certain products in Japan to reflect actual experience.
Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $98.
The increase was primarily driven by a detailed review of lapse assumptions for the Company’s universal life level cost of insurance products in Canada, which resulted in a reduction to the lapse rates to align with emerging trends.
Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $577.
The decrease was driven by the impact of cost-of-guarantees for participating policyholders across all segments from annual updates related to parameters, dividend recalibration, and market movements during the year, as well as modelling refinements for certain products in Asia. This was partially offset by a modelling methodology update to project future premiums on the Company’s U.S. life insurance business.
(f) Reinsurance transactions
Agreement with Global Atlantic Financial Group
On December 11, 2023, the Company announced it entered into agreements with Global Atlantic Financial Group
Ltd. (“GA”) to reinsure policies from the U.S. long-term care (“LTC”), U.S. structured settlements, and Japan whole life legacy blocks. Under the terms of the transaction, the Company will retain responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as coinsurance of an 80%
quota share for the LTC block and 100% quota shares for the other blocks.
The transaction closed on February 22, 2024, with the Company transferring invested assets measured at FVOCI of $13.4 billion and reinsuring insurance and investment contract net liabilities of $13.2 billion. The Company recognized a reinsurance contractual service margin of $308 and financial assets of $134.
Agreement with RGA Life Reinsurance Company of Canada
On March 25, 2024, the Company announced it entered into an agreement with RGA Life Reinsurance Company of Canada (“RGA Canada”) to reinsure policies from its Canadian universal life block. Under the terms of the transaction, the Company will retain responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as coinsurance with a 100% quota share.
The transaction closed on April 2, 2024, with the Company transferring invested assets measured at FVOCI of
$5.5 billion and reinsuring insurance contract liabilities of $5.4 billion. The Company recognized a reinsurance contractual service margin of $213.

Manulife Financial Corporation – Third Quarter 2024	107

Note 6 Investment Contract Assets and Liabilities
(a) Carrying value and fair value of investment contract assets and liabilities
Investment contract liabilities are contractual financial obligations of the Company that do not contain significant insurance risk. Those contracts are subsequently measured either at fair value or at amortized cost.
The following table presents the gross carrying and fair values of investment contract liabilities, the carrying and fair values of reinsurance financial assets and the net carrying and fair values of investment contract liabilities for the periods presented.

	September 30, 2024			December 31, 2023
As at	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net
Investment contract liabilities, measured at fair value
Fair value	$767	$676	$91	$749	$-	$749
Investment contract liabilities, measured at amortized cost
Carrying value	12,499	999	11,500	11,067	27	11,040
Fair value	12,693	928	11,765	10,994	27	10,967
(b)  Fair value measurement
The fair value of investment contract assets and liabilities was determined using Level 2 valuation techniques
(December 31, 2023 – Level 2.)

Note 7 Risk Management
The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 9 of the Company’s 2023 Annual Consolidated Financial Statements as well as the denoted
components in the “Risk Management and Risk Factors” section of the Company’s MD&A in the Company’s 2023
Annual Report.
      (a)  Risk disclosures included in the Third Quarter 2024 MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in denoted components in the “Risk Management and Risk Factors” section of the Third Quarter 2024 MD&A.
These disclosures are in accordance with IFRS 7, IFRS 17 “Insurance Contracts” and IAS 34 “Interim Financial
Reporting” and are an integral part of these Interim Consolidated Financial Statements. The risks to which the
Company is exposed at the end of the reporting period are representative of risks it is typically exposed to throughout the reporting period.
      (b)  Credit risk
Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations. Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets.
The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration fair values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.
The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.
Credit risk associated with derivative counterparties is discussed in note 7(e).

Manulife Financial Corporation – Third Quarter 2024	108
      (I)  Credit quality
The following tables present financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements, presenting separately Stage 1, Stage 2, and Stage 3 credit risk profiles, with allowances, plus allowances for loan commitments.

As at September 30, 2024	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$194,748	$1,210	$-	$195,958
Non-investment grade	6,034	570	10	6,614
Total carrying value	200,782	1,780	10	202,572
Allowance for credit losses	237	47	9	293
Debt securities, measured at amortized cost
Investment grade	1,406	-	-	1,406
Non-investment grade	-	-	-	-
Total	1,406	-	-	1,406
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,405	-	-	1,405
Private placements, measured at FVOCI
Investment grade	41,100	700	-	41,800
Non-investment grade	4,601	1,113	111	5,825
Total carrying value	45,701	1,813	111	47,625
Allowance for credit losses	116	121	143	380
Commercial mortgages, measured at FVOCI
AAA	233	-	-	233
AA	6,704	-	-	6,704
A	14,552	-	-	14,552
BBB	5,202	1,340	-	6,542
BB	10	597	-	607
B and lower	-	20	67	87
Total carrying value	26,701	1,957	67	28,725
Allowance for credit losses	36	39	131	206
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	161	30	-	191
BBB	-	-	-	-
BB	-	-	-	-
B and lower	185	9	5	199
Total	346	39	5	390
Allowance for credit losses	1	1	-	2
Total carrying value, net of allowance	345	38	5	388
Residential mortgages, measured at amortized cost
Performing	22,489	1,181	-	23,670
Non-performing	-	-	46	46
Total	22,489	1,181	46	23,716
Allowance for credit losses	4	2	1	7
Total carrying value, net of allowance	22,485	1,179	45	23,709
Loans to Bank clients, measured at amortized cost
Performing	2,235	43	-	2,278
Non-performing	-	-	8	8
Total	2,235	43	8	2,286
Allowance for credit losses	1	1	1	3
Total carrying value, net of allowance	2,234	42	7	2,283
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	417	-	-	417
Total carrying value	417	-	-	417
Allowance for credit losses	15	-	-	15
Other invested assets, measured at amortized cost
Investment grade	4,008	-	-	4,008
Non-investment grade	-	-	-	-
Total	4,008	-	-	4,008
Allowance for credit losses	2	-	-	2
Total carrying value, net of allowance	4,006	-	-	4,006
Loan commitments
Allowance for credit losses	8	1	1	10
Total carrying value, net of allowance	$304,076	$6,809	$245	$311,130

Manulife Financial Corporation – Third Quarter 2024	109

As at December 31, 2023	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$197,562	$2,252	$-	$199,814
Non-investment grade	5,367	596	-	5,963
Total carrying value	202,929	2,848	-	205,777
Allowance for credit losses	283	54	6	343
Debt securities, measured at amortized cost
Investment grade	1,373	-	-	1,373
Non-investment grade	-	-	-	-
Total	1,373	-	-	1,373
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,372	-	-	1,372
Private placements, measured at FVOCI
Investment grade	37,722	1,644	-	39,366
Non-investment grade	5,210	295	81	5,586
Total carrying value	42,932	1,939	81	44,952
Allowance for credit losses	126	108	83	317
Commercial mortgages, measured at FVOCI
AAA	279	-	-	279
AA	6,815	-	-	6,815
A	14,111	86	-	14,197
BBB	5,513	984	-	6,497
BB	10	532	-	542
B and lower	-	36	107	143
Total carrying value	26,728	1,638	107	28,473
Allowance for credit losses	40	42	143	225
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	148	48	-	196
BBB	-	-	-	-
BB	-	-	-	-
B and lower	145	35	-	180
Total	293	83	-	376
Allowance for credit losses	1	2	-	3
Total carrying value, net of allowance	292	81	-	373
Residential mortgages, measured at amortized cost
Performing	20,898	1,570	-	22,468
Non-performing	-	-	60	60
Total	20,898	1,570	60	22,528
Allowance for credit losses	4	2	2	8
Total carrying value, net of allowance	20,894	1,568	58	22,520
Loans to Bank clients, measured at amortized cost
Performing	2,387	44	-	2,431
Non-performing	-	-	8	8
Total	2,387	44	8	2,439
Allowance for credit losses	2	-	1	3
Total carrying value, net of allowance	2,385	44	7	2,436
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	360	-	-	360
Total carrying value	360	-	-	360
Allowance for credit losses	16	-	-	16
Other invested assets, measured at amortized cost
Investment grade	3,791	-	-	3,791
Non-investment grade	-	-	-	-
Total	3,791	-	-	3,791
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	3,790	-	-	3,790
Loan commitments
Allowance for credit losses	9	1	2	12
Total carrying value, net of allowance	$301,682	$8,118	$253	$310,053

Manulife Financial Corporation – Third Quarter 2024	110
      (II)  Allowance for credit losses
The following tables provide details on the allowance for credit losses by stage as at and for the nine months ended September 30, 2024 and for the year ended December 31, 2023.

As at September 30, 2024	Stage 1	Stage 2	Stage 3	Total
Balance, January 1, 2024	$483	$209	$237	$929
Net re-measurement due to transfers	1	(8)	7	-
Transfer to stage 1	8	(8)	-	-
Transfer to stage 2	(6)	6	-	-
Transfer to stage 3	(1)	(6)	7	-
Net originations, purchases, disposals and repayments	24	(9)	(41)	(26)
Changes to risk, parameters, and models	(95)	17	83	5
Foreign exchange and other adjustments	8	3	-	11
Balance, end of the period	$421	$212	$286	$919

As at December 31, 2023	Stage 1	Stage 2	Stage 3	Total
Balance, beginning of the year	$511	$141	$72	$724
Net re-measurement due to transfers	4	6	(10)	-
Transfer to stage 1	12	(11)	(1)	-
Transfer to stage 2	(6)	28	(22)	-
Transfer to stage 3	(2)	(11)	13	-
Net originations, purchases, disposals and repayments	45	8	(23)	30
Changes to risk, parameters, and models	(71)	48	233	210
Foreign exchange and other adjustments	(6)	6	(35)	(35)
Balance, end of the year	$483	$209	$237	$929
(III)  Significant judgements and estimates
The following table shows certain key macroeconomic variables used to estimate the expected credit loss (“ECL”)
allowances by market. For the base case, upside and downside scenarios, the projections are provided for the next 12 months and then for the remaining forecast period, which represents a medium-term view.

		Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at September 30, 2024	Current quarter	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP), in U.S. $ billions	$1,965	2.2%	2.0%	3.7%	2.3%	(1.7)%	2.2%	(3.5)%	2.0%
Unemployment rate	6.4%	6.5%	6.2%	6.2%	5.7%	7.5%	7.9%	7.9%	9.7%
NYMEX Light Sweet Crude Oil (in U.S. dollars, per barrel)	81.6	77.7	71.8	82.0	73.7	64.8	66.0	56.4	60.4
U.S.
Gross Domestic Product (GDP), in U.S. $ billions	$23,019	1.6%	2.2%	3.7%	2.3%	(2.3)%	2.5%	(4.2)%	2.3%
Unemployment rate	4.2%	4.1%	4.0%	3.4%	3.3%	6.8%	6.0%	7.2%	7.9%
7-10 Year BBB U.S. Corporate Index	5.6%	6.1%	6.1%	5.9%	6.2%	5.5%	5.5%	6.1%	5.4%
Japan
Gross Domestic Product (GDP), in JPY billions	¥559,676	1.1%	0.7%	3.2%	0.9%	(4.0)%	1.0%	(7.6)%	1.6%
Unemployment rate	2.6%	2.5%	2.3%	2.5%	2.1%	3.0%	3.0%	3.2%	3.6%
Hong Kong
Unemployment rate	3.0%	3.0%	3.0%	2.6%	2.7%	4.1%	3.9%	4.5%	4.7%
Hang Seng Index	16,688	12.8%	5.6%	26.3%	5.2%	(19.3)%	11.9%	(38.3)%	15.3%
China
Gross Domestic Product (GDP), in CNY billions	¥112,780	4.7%	4.2%	7.3%	4.4%	(2.8)%	4.6%	(5.9)%	3.8%
FTSE Xinhua A200 Index	9,376	0.5%	4.3%	18.5%	2.3%	(35.6)%	11.2%	(45.5)%	12.7%

Manulife Financial Corporation – Third Quarter 2024	111
(IV)  Sensitivity to changes in economic assumptions
The following table shows the actual ECL allowance recorded by the Company which results from using all four macroeconomic scenarios (including the more heavily weighted best estimate baseline scenario, one upside and two downside scenarios) weighted by probability of occurrence and shows the ECL allowance which would result from using only the baseline scenario.

As at	September 30, 2024	December 31, 2023
Probability-weighted ECLs	$919	$929
Baseline ECL	$687	$659
Difference - in amount	$232	$270
Difference - in percentage	25.24%	29.06%
(c)  Securities lending, repurchase and reverse repurchase transactions
As at September 30, 2024, the Company had loaned securities (which are included in invested assets) with a market value of $1,005 (December 31, 2023 – $626). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at September 30, 2024, the Company had engaged in reverse repurchase transactions of $963 (December 31,
2023 – $466) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $71 as at September 30, 2024 (December 31, 2023 – $202) which are recorded as payables.
      (d)  Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings.
The following tables present details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at September 30, 2024	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$24	$1	3
A	71	1	3
BBB	28	1	2
Total single name CDS	$123	$3	3
Total CDS protection sold	$123	$3	3
As at December 31, 2023	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$23	$1	4
A	94	2	3
BBB	14	-	1
Total single name CDS	$131	$3	3
Total CDS protection sold	$131	$3	3
(1)Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.
(2)The weighted average maturity of the CDS is weighted based on notional amounts.
(3)Ratings are based on S&P where available followed by Moody’s, DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(4)The Company held no purchased credit protection as at September 30, 2024 and December 31, 2023.

Manulife Financial Corporation – Third Quarter 2024	112
      (e)  Derivatives
The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with or guaranteed by investment grade counterparties, the majority of whom are rated A- or higher. As at September 30, 2024, the percentage of the Company’s derivative exposure with counterparties rated
AA- or higher was 32 per cent (December 31, 2023 – 33 per cent). As at September 30, 2024, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $1,225 (December 31, 2023 – $1,357). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (December 31, 2023 – $nil).
      (f)  Offsetting financial assets and financial liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.
In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a reverse repurchase transaction counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.

Manulife Financial Corporation – Third Quarter 2024	113
The following tables present the effect of conditional master netting agreements and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral pledged or received.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at September 30, 2024	Gross amounts of financial instruments(1)	Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)	Net amounts including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$9,533	$(6,218)	$(3,095)	$220	$220
Securities lending	1,005	-	(1,005)	-	-
Reverse repurchase agreements	963	-	(963)	-	-
Total financial assets	$11,501	$(6,218)	$(5,063)	$220	$220
Financial liabilities
Derivative liabilities	$(12,296)	$6,218	$5,980	$(98)	$(19)
Repurchase agreements	(71)	-	71	-	-
Total financial liabilities	$(12,367)	$6,218	$6,051	$(98)	$(19)
		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2023	Gross amounts of financial instruments(1)	Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)	Net amounts including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$9,044	$(6,516)	$(2,374)	$154	$154
Securities lending	626	-	(626)	-	-
Reverse repurchase agreements	466	(202)	(264)	-	-
Total financial assets	$10,136	$(6,718)	$(3,264)	$154	$154
Financial liabilities
Derivative liabilities	$(12,600)	$6,516	$5,958	$(126)	$(57)
Repurchase agreements	(202)	202	-	-	-
Total financial liabilities	$(12,802)	$6,718	$5,958	$(126)	$(57)
(1)Financial assets and liabilities include accrued interest of $404 and $779, respectively (December 31, 2023 – $502 and $913, respectively).
(2)Financial and cash collateral exclude over-collateralization. As at September 30, 2024, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $330, $1,731, $58, and $nil, respectively (December 31, 2023 – $424, $1,420, $20 and $nil, respectively). As at September 30, 2024, collateral pledged (received) does not include collateral-in-transit on OTC instruments or initial margin on exchange traded contracts or cleared contracts.
(3)Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity.

Manulife Financial Corporation – Third Quarter 2024	114
The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the
Consolidated Statements of Financial Position.
A credit linked note is a debt instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following tables present the effect of unconditional netting.

As at September 30, 2024	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,347	$(1,347)	$-
Variable surplus note	(1,347)	1,347	-
As at December 31, 2023	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,276	$(1,276)	$-
Variable surplus note	(1,276)	1,276	-

Note 8 Long-Term Debt
      (a)  Carrying value of long-term debt instruments

				As at
	Issue date	Maturity date	Par value	September 30, 2024	December 31, 2023
3.050% Senior notes(1)	August 27, 2020	August 27, 2060	US$1,155	$1,558	$1,519
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	1,002	977
3.703% Senior notes(1)	March 16, 2022	March 16, 2032	US$750	1,008	983
2.396% Senior notes(1)	June 1, 2020	June 1, 2027	US$200	270	263
2.484% Senior notes(1)	May 19, 2020	May 19, 2027	US$500	674	657
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	364	356
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,349	1,316
Total				$6,225	$6,071
(1)These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(b)  Fair value measurement
The Company measures its long-term debt at amortized cost in the Consolidated Statements of Financial Position.
As at September 30, 2024, the fair value of long-term debt was $5,540 (December 31, 2023 – $5,525). The fair value of long-term debt was determined using Level 2 valuation techniques (December 31, 2023 – Level 2).

Manulife Financial Corporation – Third Quarter 2024	115

Note 9 Capital Instruments
      (a)  Carrying value of capital instruments

					As at
	Issue date	Earliest par redemption date	Maturity date	Par value	September 30, 2024	December 31, 2023
JHFC Subordinated notes(1)	December 14, 2006	n/a	December 15, 2036	$650	$647	$647
2.818% MFC Subordinated debentures(1)	May 12, 2020	May 13, 2030	May 13, 2035	$1,000	997	996
4.275% MFC Subordinated notes(2),(3)	June 19, 2024	June 19, 2029	June 19, 2034	S$500	524	-
5.054% MFC Subordinated debentures(4)	February 23, 2024	February 23, 2029	February 23, 2034	$1,100	1,095	-
5.409% MFC Subordinated debentures	March 10, 2023	March 10, 2028	March 10, 2033	$1,200	1,196	1,195
4.061% MFC Subordinated notes(1),(5)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	1,012	987
2.237% MFC Subordinated debentures(1)	May 12, 2020	May 12, 2025	May 12, 2030	$1,000	999	999
3.00% MFC Subordinated notes(1),(8)	November 21, 2017	November 21, 2024	November 21, 2029	S$500	527	499
3.049% MFC Subordinated debentures(6)	August 18, 2017	August 20, 2024	August 20, 2029	$750	-	750
7.375% JHUSA Surplus notes(7)	February 25, 1994	n/a	February 15, 2024	US$450	-	594
Total					$6,997	$6,667
(1)CDOR was decommissioned on June 28, 2024. On July 1, 2024, capital instruments of $647 (December 31, 2023 – $647) which had an interest rate referencing CDOR, transitioned to an interest rate referencing CORRA. In addition, capital instruments with interest rates resetting in the future that reference
CDOR and the US Dollar Mid-Swap rate (based on London Interbank Offered Rate (LIBOR)) amount to $1,996 and $1,012, respectively (December 31, 2023 –
$2,745 and $987, respectively). Future rate resets for these capital instruments may rely on alternative reference rates such as CORRA, the alternative rate for
CDOR, and the Secured Overnight Financing Rate (SOFR), the alternative rate for USD LIBOR. As at September 30, 2024, the interest rate benchmark reform has not resulted in material changes in the Company’s risk management strategy.
(2)Designated as a hedge of the Company’s net investment in its Singapore operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.
(3)Issued by MFC during the second quarter of 2024, interest is payable semi-annually. After June 19, 2029, the interest rate will reset to equal the prevailing 5-
year SORA Overnight Indexed Swap (SORA OIS) Rate plus 1.201%. With regulatory approval, MFC may redeem the notes, in whole, but not in part, on June
19, 2029 and on any interest payment date thereafter, at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.
(4)Issued by MFC during the first quarter of 2024, interest is payable semi-annually. After February 23, 2029, the interest rate will reset to equal the Daily
Compounded CORRA plus 1.44%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after February 23, 2029, at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.
(5)Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-
measurement of the subordinated notes into Canadian dollars.
(6)  The 3.049% MFC Subordinated debentures were redeemed at par on August 20, 2024, the earliest par redemption date.
(7) The 7.375% JHUSA Surplus notes matured and were redeemed on February 15, 2024.
(8) On September 26, 2024, MFC announced its intention to redeem the 3.00% MFC Subordinated notes at par on November 21, 2024.

(b)  Fair value measurement
The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial
Position. As at September 30, 2024, the fair value of capital instruments was $7,037 (December 31, 2023 –
$6,483). The fair value of capital instruments was determined using Level 2 valuation techniques (December 31,
2023 – Level 2).

Manulife Financial Corporation – Third Quarter 2024	116

Note 10 Equity Capital and Earnings Per Share
      (a) Preferred shares and other equity instruments
The following table presents information about the outstanding preferred shares and other equity instruments as at
September 30, 2024 and December 31, 2023.

	Issue date	Annual dividend / distribution rate(1)	Earliest redemption date(2),(3)	Number of shares (in millions)	Face amount	Net amount(4) as at
						September 30, 2024	December 31, 2023
Preferred shares
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(5),(6)	March 11, 2011	2.348%	June 19, 2026	7	163	160	160
Series 4(7)	June 20, 2016	floating	June 19, 2026	1	37	36	36
Series 9(5),(6)	May 24, 2012	5.978%	September 19, 2027	10	250	244	244
Series 11(5),(6)	December 4, 2012	6.159%	March 19, 2028	8	200	196	196
Series 13(5),(6)	June 21, 2013	6.350%	September 19, 2028	8	200	196	196
Series 15(5),(6),(8)	February 25, 2014	5.775%	June 19, 2029	8	200	195	195
Series 17(5),(6)	August 15, 2014	3.800%	December 19, 2024	14	350	343	343
Series 19(5),(6)	December 3, 2014	3.675%	March 19, 2025	10	250	246	246
Series 25(5),(6)	February 20, 2018	5.942%	June 19, 2028	10	250	245	245
Other equity instruments
Limited recourse capital notes (LRCN)(9)
Series 1(10)	February 19, 2021	3.375%	May 19, 2026	n/a	2,000	1,982	1,982
Series 2(10)	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	1,189
Series 3(10)	June 16, 2022	7.117%	June 19, 2027	n/a	1,000	990	990
Total				102	$6,750	$6,660	$6,660
(1)Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable distributions are payable to all LRCN holders semi-annually at the Company’s discretion.
(2)Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these preferred shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4 preferred shares, in whole or in part, at any time, at $25.00 per share if redeemed on
June 19, 2026 (the earliest redemption date) and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19,
2021, subject to regulatory approval, as noted.
(3)Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 and including June 19, commencing in 2026. The redemption period for Series 2 is every five years during the period from February 19 and including March 19, commencing in 2027.
After the first redemption date, the redemption period for Series 3 is every five years during the period from May 19 to and including June 19, commencing in
2032.
(4)Net of after-tax issuance costs.
(5)On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%,
Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.
(6)On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.
(7)The floating dividend rate for the Class 1 Series 4 shares equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(8)MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 15 on June 19, 2024, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 5.775%, for a five-year period commencing on June 20, 2024.
(9)Non-payment of distributions or principal on any LRCN series when due will result in a recourse event. The recourse of each noteholder will be limited to their proportionate amount of the Limited Recourse Trust’s assets which comprise of Class 1 Series 27 preferred shares for LRCN Series 1, Class 1 Series 28 preferred shares for LRCN Series 2, and Class 1 Series 29 preferred shares for LRCN Series 3. All claims of the holders of LRCN series against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27, Series 28, and Series 29 preferred shares are eliminated on consolidation while being held in the Limited Recourse Trust.
(10)The LRCN Series 1 distribute at a fixed rate of 3.375% payable semi-annually, until June 18, 2026; on June 19, 2026 and every five years thereafter until June
19, 2076, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. The LRCN Series 2 distribute at a fixed rate of 4.10% payable semi-annually, until March 18, 2027; on March 19, 2027 and every five years thereafter until March 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.704%. The LRCN Series 3 distribute at a fixed rate of 7.117% payable semi-annually, until June 18, 2027; on June 19, 2027 and every five years thereafter until June 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 3.95%.

Manulife Financial Corporation – Third Quarter 2024	117
      (b)  Common shares
As at September 30, 2024, there were 14 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December
31, 2023 – 17 million).
The following table presents changes in common shares issued and outstanding.

Number of common shares (in millions)	For the nine months ended September 30, 2024	For the year ended December 31, 2023
Balance, beginning of period	1,806	1,865
Repurchased for cancellation	(51)	(63)
Issued on exercise of stock options and deferred share units	4	4
Balance, end of period	1,759	1,806
Normal course issuer bid
On February 20, 2024, the Company received approval from the Toronto Stock Exchange (“TSX”) to launch a normal course issuer bid (“NCIB”) that permits the purchase for cancellation of up to 50 million common shares, representing approximately 2.8% of its issued and outstanding common shares. Purchases under the NCIB commenced on February 23, 2024 and may continue until February 22, 2025, when the NCIB expires, or such earlier date as the Company completes its purchases.
On May 7, 2024, the Company announced that the TSX approved an amendment to the existing NCIB to increase the number of common shares that it may repurchase for cancellation from up to 50 million common shares
(approximately 2.8% of shares outstanding) to up to 90 million common shares (approximately 5% of shares outstanding as at February 12, 2024).
The Company’s previous NCIB expired on February 22, 2024, with no purchases during 2024.
During the nine months ended September 30, 2024, the Company purchased for cancellation 51 million shares
(2023 – 33 million shares) for $1,807 and incurred $34 tax on net repurchases of equity (2023 – $1,262 and $nil, respectively). Of this, $607 was recorded in common shares and $1,234 was recorded in retained earnings in the
Consolidated Statements of Changes in Equity (2023 – $590 and $672, respectively).
      (c)  Earnings per share
The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.

For the	three months ended September 30,		nine months ended September 30,
(in millions)	2024	2023	2024	2023
Weighted average number of common shares	1,774	1,826	1,790	1,842
Dilutive stock-based awards(1)	6	3	6	3
Weighted average number of diluted common shares	1,780	1,829	1,796	1,845
(1)The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

Note 11 Revenue from Service Contracts
The Company provides investment management services, transaction processing and administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans, institutional investors and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.
The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.

Manulife Financial Corporation – Third Quarter 2024	118
The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.
Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company’s control. Transaction processing and administrative fees vary with activity volumes, also beyond the Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily.
Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components because fees are collected monthly. The Company has no significant contract assets or contract liabilities.
The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 14.

For the three months ended September 30, 2024	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$900	$(105)	$795
Transaction processing, administration, and service fees	738	76	814
Distribution fees and other	228	19	247
Total included in other revenue	1,866	(10)	1,856
Revenue from non-service lines	9	63	72
Total other revenue	$1,875	$53	$1,928
Real estate management services included in net investment income	$-	$72	$72

For the three months ended September 30, 2023	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$852	$(117)	$735
Transaction processing, administration, and service fees	651	62	713
Distribution fees and other	211	17	228
Total included in other revenue	1,714	(38)	1,676
Revenue from non-service lines	(5)	(26)	(31)
Total other revenue	$1,709	$(64)	$1,645
Real estate management services included in net investment income	$-	$74	$74

For the nine months ended September 30, 2024	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$2,625	$(347)	$2,278
Transaction processing, administration, and service fees	2,131	225	2,356
Distribution fees and other	672	43	715
Total included in other revenue	5,428	(79)	5,349
Revenue from non-service lines	6	230	236
Total other revenue	$5,434	$151	$5,585
Real estate management services included in net investment income	$-	$224	$224

Manulife Financial Corporation – Third Quarter 2024	119

For the nine months ended September 30, 2023	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$2,480	$(306)	$2,174
Transaction processing, administration, and service fees	1,912	200	2,112
Distribution fees and other	632	43	675
Total included in other revenue	5,024	(63)	4,961
Revenue from non-service lines	(3)	69	66
Total other revenue	$5,021	$6	$5,027
Real estate management services included in net investment income	$-	$231	$231

Note 12 Employee Future Benefits
The Company maintains defined contribution and defined benefit pension plans, and other post-employment plans for eligible employees and agents. The following tables present information about the financial impacts of the
Company’s material pension and retiree welfare plans in the U.S. and Canada.

	Pension plans		Retiree welfare plans(1)
For the three months ended September 30,	2024	2023	2024	2023
Defined benefit current service cost	$11	$11	$-	$-
Defined benefit administrative expenses	2	3	-	1
Service cost	13	14	-	1
Interest on net defined benefit (asset) liability	1	2	(1)	(1)
Defined benefit cost	14	16	(1)	-
Defined contribution cost	24	22	-	-
Net benefit cost reported in earnings	$38	$38	$(1)	$-
Actuarial (gain) loss on economic assumption changes	$100	$(146)	$16	$(21)
Investment (gain) loss (excluding interest income)	(84)	149	(9)	14
Change in effect of asset limit	2	(5)	-	-
Remeasurement (gain) loss recorded in AOCI, net of tax	$18	$(2)	$7	$(7)
(1)There are no material current service costs for the retiree welfare plans as they are closed and mostly frozen. The remeasurement gain or loss on these plans is due to the volatility of discount rates and investment returns.

	Pension plans		Retiree welfare plans(1)
For the nine months ended September 30,	2024	2023	2024	2023
Defined benefit current service cost	$33	$31	$-	$-
Defined benefit administrative expenses	7	8	1	1
Service cost	40	39	1	1
Interest on net defined benefit (asset) liability	3	4	(3)	(2)
Defined benefit cost	43	43	(2)	(1)
Defined contribution cost	76	72	-	-
Net benefit cost reported in earnings	$119	$115	$(2)	$(1)
Actuarial (gain) loss on economic assumption changes	$17	$(116)	$2	$(17)
Investment (gain) loss (excluding interest income)	(70)	84	(9)	12
Change in effect of asset limit	5	(2)	-	-
Remeasurement (gain) loss recorded in AOCI, net of tax	$(48)	$(34)	$(7)	$(5)
(1)There are no material current service costs for the retiree welfare plans as they are closed and mostly frozen. The remeasurement gain or loss on these plans is due to the volatility of discount rates and investment returns.

Manulife Financial Corporation – Third Quarter 2024	120

Note 13 Commitments and Contingencies
      (a)  Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the
Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
In September 2023, a lawsuit was initiated against the Company in the U.S. District Court of the Southern District
of New York as a putative class action on behalf of all current and former owners of universal life insurance policies issued by the Company that state that “cost of insurance rates will be based on future expectations that include taxes.” The Plaintiff’s theory is that the Company impermissibly failed to decrease the COI rates charged to these policy owners after the implementation of the Tax Cuts and Jobs Act of 2018. It is too early in the litigation to offer any reliable opinion about the scope of the class policies that may be at issue or the likely outcome.
      (b)  Guarantees
(I)  Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated financing entity.
The following tables present certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information

For the three months ended September 30, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$1,297	$-	$1,297	$-
Total investment result	370	1,434	(703)	1,101	12
Other revenue	(22)	1,951	(1)	1,928	(3)
Net income (loss) attributed to shareholders and other equity holders	1,839	1,593	(1,593)	1,839	(2)

For the three months ended September 30, 2023	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$1,005	$-	$1,005	$-
Total investment result	283	595	(560)	318	14
Other revenue	(7)	1,652	-	1,645	4
Net income (loss) attributed to shareholders and other equity holders	1,013	825	(825)	1,013	7

For the nine months ended September 30, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$3,312	$-	$3,312	$-
Total investment result	558	2,470	(1,066)	1,962	39
Other revenue	(29)	5,614	-	5,585	6
Net income (loss) attributed to shareholders and other equity holders	3,747	3,494	(3,494)	3,747	11

Manulife Financial Corporation – Third Quarter 2024	121

For the nine months ended September 30, 2023	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$-	$2,741	$-	$2,741	$-
Total investment result	415	2,341	(871)	1,885	40
Other revenue	14	5,015	(2)	5,027	(1)
Net income (loss) attributed to shareholders and other equity holders	3,444	3,268	(3,268)	3,444	6
Condensed Consolidated Statements of Financial Position Information

As at September 30, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$101	$429,051	$-	$429,152	$19
Insurance contract assets	-	112	-	112	-
Reinsurance contract held assets	-	59,283	-	59,283	-
Total other assets	100,297	115,913	(175,106)	41,104	998
Segregated funds net assets	-	422,979	-	422,979	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	390,943	-	390,943	-
Reinsurance contract held liabilities	-	2,763	-	2,763	-
Investment contract liabilities	-	13,266	-	13,266	-
Total other liabilities	50,825	124,343	(104,128)	71,040	746
Insurance contract liabilities for account of segregated fund holders	-	123,720	-	123,720	-
Investment contract liabilities for account of segregated fund holders	-	299,259	-	299,259	-

As at December 31, 2023	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$86	$417,124	$-	$417,210	$9
Insurance contract assets	-	145	-	145	-
Reinsurance contract held assets	-	42,651	-	42,651	-
Total other assets	59,023	42,411	(63,410)	38,024	969
Segregated funds net assets	-	377,544	-	377,544	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	367,996	-	367,996	-
Reinsurance contract held liabilities	-	2,831	-	2,831	-
Investment contract liabilities	-	11,816	-	11,816	-
Total other liabilities	12,070	55,129	(539)	66,660	718
Insurance contract liabilities for account of segregated fund holders	-	114,143	-	114,143	-
Investment contract liabilities for account of segregated fund holders	-	263,401	-	263,401	-
(II)  Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 16.

Note 14 Segment and Geographic Reporting
The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each
reporting segment is responsible for managing its operating results, developing products, and defining strategies for services and distribution based on the profile and needs of its businesses and markets. The Company’s significant product and service offerings by the reporting segments are mentioned below.
Wealth and asset management businesses (Global WAM) – branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail, and institutional clients. Products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the
Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.

Manulife Financial Corporation – Third Quarter 2024	122
Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to
Canadian customers.
Corporate and Other segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; property and casualty reinsurance business; and run-off reinsurance operations including variable annuities and accident and health. In addition, consolidations and eliminations of transactions between operating segments are also included.
The following tables present results by reporting segments and by geographical location.
      (a) By Segment

For the three months ended September 30, 2024	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$567	$301	$297	$-	$48	$1,213
Annuities and pensions	(19)	62	41	-	-	84
Total insurance service result	548	363	338	-	48	1,297
Net investment income (loss)	1,947	1,995	1,674	(78)	374	5,912
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,265)	(1,368)	(1,455)	-	19	(5,069)
Annuities and pensions	1,848	(127)	(385)	-	-	1,336
Total insurance finance income (expenses)	(417)	(1,495)	(1,840)	-	19	(3,733)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(406)	97	(363)	-	2	(670)
Annuities and pensions	(490)	-	157	-	-	(333)
Total reinsurance finance income (expenses)	(896)	97	(206)	-	2	(1,003)
Non-performance risk of reinsurers	2	(16)	47	-	-	33
Decrease (increase) in investment contract liabilities	8	(18)	22	(118)	(2)	(108)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	644	563	(303)	(196)	393	1,101
Other revenue	(42)	74	26	1,875	(5)	1,928
Other expenses	(86)	(169)	(39)	(1,159)	(121)	(1,574)
Interest expenses	(5)	(253)	(4)	(1)	(148)	(411)
Net income (loss) before income taxes	1,059	578	18	519	167	2,341
Income tax (expenses) recoveries	(39)	(114)	(13)	(20)	(88)	(274)
Net income (loss)	1,020	464	5	499	79	2,067
Less net income (loss) attributed to:
Non-controlling interests	130	-	-	1	-	131
Participating policyholders	63	34	-	-	-	97
Net income (loss) attributed to shareholders and other equity holders	$827	$430	$5	$498	$79	$1,839

Manulife Financial Corporation – Third Quarter 2024	123

For the three months ended September 30, 2023	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$500	$314	$87	$-	$64	$965
Annuities and pensions	(33)	52	21	-	-	40
Total insurance service result	467	366	108	-	64	1,005
Net investment income (loss)	362	188	773	(317)	259	1,265
Insurance finance income (expenses)
Life, health and property and casualty insurance	227	(69)	(775)	-	5	(612)
Annuities and pensions	(533)	279	86	-	-	(168)
Total insurance finance income (expenses)	(306)	210	(689)	-	5	(780)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(48)	9	35	-	2	(2)
Annuities and pensions	1	-	(94)	-	-	(93)
Total reinsurance finance income (expenses)	(47)	9	(59)	-	2	(95)
Decrease (increase) in investment contract liabilities	(5)	(18)	(70)	14	7	(72)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	4	389	(45)	(303)	273	318
Other revenue	26	53	31	1,709	(174)	1,645
Other expenses	(55)	(142)	(23)	(1,038)	(120)	(1,378)
Interest expenses	(3)	(290)	(3)	(2)	(118)	(416)
Net income (loss) before income taxes	439	376	68	366	(75)	1,174
Income tax (expenses) recoveries	(135)	(94)	4	(48)	324	51
Net income (loss)	304	282	72	318	249	1,225
Less net income (loss) attributed to:
Non-controlling interests	25	-	-	-	-	25
Participating policyholders	195	(8)	-	-	-	187
Net income (loss) attributed to shareholders and other equity holders	$84	$290	$72	$318	$249	$1,013

Manulife Financial Corporation – Third Quarter 2024	124

For the nine months ended September 30, 2024	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,640	$812	$522	$-	$93	$3,067
Annuities and pensions	(25)	178	92	-	-	245
Total insurance service result	1,615	990	614	-	93	3,312
Net investment income (loss)	6,599	3,884	3,816	(409)	1,027	14,917
Insurance finance income (expenses)
Life, health and property and casualty insurance	(4,962)	(3,055)	(4,453)	-	44	(12,426)
Annuities and pensions	(476)	127	(39)	-	-	(388)
Total insurance finance income (expenses)	(5,438)	(2,928)	(4,492)	-	44	(12,814)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(549)	292	379	-	(3)	119
Annuities and pensions	360	(1)	(303)	-	-	56
Total reinsurance finance income (expenses)	(189)	291	76	-	(3)	175
Non-performance risk of reinsurers	2	(16)	47	-	-	33
Decrease (increase) in investment contract liabilities	(5)	(54)	(34)	(257)	1	(349)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	969	1,177	(587)	(666)	1,069	1,962
Other revenue	76	222	92	5,434	(239)	5,585
Other expenses	(225)	(499)	(88)	(3,435)	(374)	(4,621)
Interest expenses	(19)	(790)	(11)	(5)	(436)	(1,261)
Net income (loss) before income taxes	2,416	1,100	20	1,328	113	4,977
Income tax (expenses) recoveries	(304)	(236)	12	(113)	(165)	(806)
Net income (loss)	2,112	864	32	1,215	(52)	4,171
Less net income (loss) attributed to:
Non-controlling interests	223	-	-	2	-	225
Participating policyholders	117	82	-	-	-	199
Net income (loss) attributed to shareholders and other equity holders	$1,772	$782	$32	$1,213	$(52)	$3,747
Total assets	$202,980	$160,048	$258,305	$295,386	$35,911	$952,630

Manulife Financial Corporation – Third Quarter 2024	125

For the nine months ended September 30, 2023	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,405	$742	$348	$-	$145	$2,640
Annuities and pensions	(108)	145	64	-	-	101
Total insurance service result	1,297	887	412	-	145	2,741
Net investment income (loss)	4,782	2,685	3,399	(726)	1,097	11,237
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,458)	(1,804)	(3,124)	-	722	(6,664)
Annuities and pensions	(2,140)	346	166	-	-	(1,628)
Total insurance finance income (expenses)	(4,598)	(1,458)	(2,958)	-	722	(8,292)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	41	31	215	-	(692)	(405)
Annuities and pensions	4	(1)	(346)	-	-	(343)
Total reinsurance finance income (expenses)	45	30	(131)	-	(692)	(748)
Decrease (increase) in investment contract liabilities	(36)	(51)	(149)	(81)	5	(312)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	193	1,206	161	(807)	1,132	1,885
Other revenue	83	197	71	5,021	(345)	5,027
Other expenses	(168)	(421)	(126)	(3,130)	(315)	(4,160)
Interest expenses	(8)	(758)	(11)	(11)	(376)	(1,164)
Net income (loss) before income taxes	1,397	1,111	507	1,073	241	4,329
Income tax (expenses) recoveries	(331)	(257)	(66)	(140)	271	(523)
Net income (loss)	1,066	854	441	933	512	3,806
Less net income (loss) attributed to:
Non-controlling interests	104	-	-	1	-	105
Participating policyholders	229	28	-	-	-	257
Net income (loss) attributed to shareholders and other equity holders	$733	$826	$441	$932	$512	$3,444
Total assets	$167,878	$147,472	$234,816	$243,467	$42,241	$835,874
      (b)  By Geographic Location

For the three months ended September 30, 2024	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$567	$299	$291	$56	$1,213
Annuities and pensions	(19)	62	41	-	84
Total insurance service result	548	361	332	56	1,297
Net investment income (loss)	2,008	2,200	1,701	3	5,912
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,265)	(1,370)	(1,434)	-	(5,069)
Annuities and pensions	1,848	(127)	(385)	-	1,336
Total insurance finance income (expenses)	(417)	(1,497)	(1,819)	-	(3,733)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(406)	99	(363)	-	(670)
Annuities and pensions	(490)	-	157	-	(333)
Total reinsurance finance income (expenses)	(896)	99	(206)	-	(1,003)
Non-performance risk of reinsurers	2	(16)	47	-	33
Decrease (increase) in investment contract liabilities	(59)	(45)	(3)	(1)	(108)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$638	$741	$(280)	$2	$1,101
Other revenue	$175	$639	$959	$155	$1,928

Manulife Financial Corporation – Third Quarter 2024	126

For the three months ended September 30, 2023	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$505	$310	$89	$61	$965
Annuities and pensions	(33)	52	21	-	40
Total insurance service result	472	362	110	61	1,005
Net investment income (loss)	360	275	629	1	1,265
Insurance finance income (expenses)
Life, health and property and casualty insurance	228	(75)	(770)	5	(612)
Annuities and pensions	(533)	279	86	-	(168)
Total insurance finance income (expenses)	(305)	204	(684)	5	(780)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(52)	15	35	-	(2)
Annuities and pensions	1	-	(94)	-	(93)
Total reinsurance finance income (expenses)	(51)	15	(59)	-	(95)
Decrease (increase) in investment contract liabilities	(31)	(35)	(5)	(1)	(72)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$(27)	$459	$(119)	$5	$318
Other revenue	$404	$520	$763	$(42)	$1,645

For the nine months ended September 30, 2024	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,640	$809	$512	$106	$3,067
Annuities and pensions	(25)	178	92	-	245
Total insurance service result	1,615	987	604	106	3,312
Net investment income (loss)	6,689	4,443	3,764	21	14,917
Insurance finance income (expenses)
Life, health and property and casualty insurance	(4,962)	(3,053)	(4,411)	-	(12,426)
Annuities and pensions	(476)	127	(39)	-	(388)
Total insurance finance income (expenses)	(5,438)	(2,926)	(4,450)	-	(12,814)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(549)	289	379	-	119
Annuities and pensions	360	(1)	(303)	-	56
Total reinsurance finance income (expenses)	(189)	288	76	-	175
Non-performance risk of reinsurers	2	(16)	47	-	33
Decrease (increase) in investment contract liabilities	(150)	(122)	(73)	(4)	(349)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$914	$1,667	$(636)	$17	$1,962
Other revenue	$1,195	$1,714	$2,692	$(16)	$5,585

For the nine months ended September 30, 2023	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,420	$728	$339	$153	$2,640
Annuities and pensions	(108)	145	64	-	101
Total insurance service result	1,312	873	403	153	2,741
Net investment income (loss)	4,911	3,195	3,111	20	11,237
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,457)	(1,124)	(3,100)	17	(6,664)
Annuities and pensions	(2,140)	346	166	-	(1,628)
Total insurance finance income (expenses)	(4,597)	(778)	(2,934)	17	(8,292)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	29	(649)	215	-	(405)
Annuities and pensions	4	(1)	(346)	-	(343)
Total reinsurance finance income (expenses)	33	(650)	(131)	-	(748)
Decrease (increase) in investment contract liabilities	(143)	(93)	(71)	(5)	(312)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$204	$1,674	$(25)	$32	$1,885
Other revenue	$1,086	$1,603	$2,387	$(49)	$5,027

Manulife Financial Corporation – Third Quarter 2024	127

Note 15 Segregated Funds
The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that hold a range of underlying investments.
The underlying investments consist of both individual securities and mutual funds.
Segregated funds underlying investments may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products included in segregated funds. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.
As at September 30, 2024, these guarantees are recorded within the Company’s insurance contract liabilities and amount to $2,201 (December 31, 2023 – $2,675), of which $720 are reinsured (December 31, 2023 – $980).
Assets supporting these guarantees, net of reinsurance, are recognized in invested assets according to their investment type. “Insurance contract liabilities for account of segregated fund holders” on the Consolidated
Statements of Financial Position exclude these guarantees and are considered to be a non-distinct investment component of insurance contract liabilities. The denoted components in the “Risk Management and Risk Factors
Update” section of the Third Quarter 2024 MD&A provide information regarding market risk sensitivities associated with variable annuity and segregated fund guarantees.

Note 16 Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)
The following condensed consolidated financial information, presented in accordance with IFRS, and the related disclosure have been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the
“Commission”). These financial statements are incorporated by reference in certain of the MFC and its subsidiaries registration statements and relate to MFC’s guarantee of certain securities to be issued by its subsidiaries. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 24 to the Company’s 2023 Annual Consolidated Financial
Statements.

Manulife Financial Corporation – Third Quarter 2024	128
Condensed Consolidated Statement of Financial Position

As at September 30, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Total invested assets	$101	$107,906	$321,282	$(137)	$429,152
Investments in unconsolidated subsidiaries	66,926	9,112	52,568	(128,606)	-
Insurance contract assets	-	-	195	(83)	112
Reinsurance contract held assets	-	47,473	22,589	(10,779)	59,283
Other assets	33,371	10,702	71,956	(74,925)	41,104
Segregated funds net assets	-	210,225	214,358	(1,604)	422,979
Total assets	$100,398	$385,418	$682,948	$(216,134)	$952,630
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$-	$148,556	$253,415	$(11,028)	$390,943
Reinsurance contract held liabilities	-	-	2,763	-	2,763
Investment contract liabilities	-	4,936	8,967	(637)	13,266
Other liabilities	38,251	5,733	88,862	(75,028)	57,818
Long-term debt	6,225	-	-	-	6,225
Capital instruments	6,349	-	33,048	(32,400)	6,997
Insurance contract liabilities for account of segregated fund holders	-	56,088	67,632	-	123,720
Investment contract liabilities for account of segregated fund holders	-	154,137	146,726	(1,604)	299,259
Shareholders and other equity holders’ equity	49,573	16,022	79,415	(95,437)	49,573
Participating policyholders’ equity	-	(54)	558	-	504
Non-controlling interests	-	-	1,562	-	1,562
Total liabilities and equity	$100,398	$385,418	$682,948	$(216,134)	$952,630
Condensed Consolidated Statement of Financial Position

As at December 31, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Total invested assets	$86	$109,433	$307,930	$(239)	$417,210
Investments in unconsolidated subsidiaries	58,694	8,674	17,916	(85,284)	-
Insurance contract assets	-	-	217	(72)	145
Reinsurance contract held assets	-	42,418	10,380	(10,147)	42,651
Other assets	329	8,731	32,700	(3,736)	38,024
Segregated funds net assets	-	188,067	191,241	(1,764)	377,544
Total assets	$59,109	$357,323	$560,384	$(101,242)	$875,574
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$-	$145,589	$232,972	$(10,565)	$367,996
Reinsurance contract held liabilities	-	-	2,831	-	2,831
Investment contract liabilities	-	3,487	8,928	(599)	11,816
Other liabilities	573	5,869	51,266	(3,786)	53,922
Long-term debt	6,071	-	-	-	6,071
Capital instruments	5,426	594	647	-	6,667
Insurance contract liabilities for account of segregated fund holders	-	51,719	62,424	-	114,143
Investment contract liabilities for account of segregated fund holders	-	136,348	128,817	(1,764)	263,401
Shareholders and other equity holders’ equity	47,039	13,773	70,755	(84,528)	47,039
Participating policyholders’ equity	-	(56)	313	-	257
Non-controlling interests	-	-	1,431	-	1,431
Total liabilities and equity	$59,109	$357,323	$560,384	$(101,242)	$875,574

Manulife Financial Corporation – Third Quarter 2024	129
Condensed Consolidated Statement of Income

For the three months ended September 30, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$-	$2,811	$4,306	$(371)	$6,746
Insurance service expenses	-	(2,570)	(3,223)	358	(5,435)
Net expenses from reinsurance contracts held	-	69	(100)	17	(14)
Total insurance service result	-	310	983	4	1,297
Investment result
Net investment income (loss)	370	1,377	4,796	(631)	5,912
Insurance / reinsurance finance income (expenses)	-	(2,027)	(2,546)	(163)	(4,736)
Other investment result	-	68	(117)	(26)	(75)
Total investment result	370	(582)	2,133	(820)	1,101
Other revenue	(22)	255	1,802	(107)	1,928
Other expenses	(14)	(251)	(1,376)	67	(1,574)
Interest expenses	(126)	(32)	(1,109)	856	(411)
Net income (loss) before income taxes	208	(300)	2,433	-	2,341
Income tax (expenses) recoveries	(51)	108	(331)	-	(274)
Net income (loss) after income taxes	157	(192)	2,102	-	2,067
Equity in net income (loss) of unconsolidated subsidiaries	1,682	163	(29)	(1,816)	-
Net income (loss)	$1,839	$(29)	$2,073	$(1,816)	$2,067
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$131	$-	$131
Participating policyholders	-	138	97	(138)	97
Shareholders and other equity holders	1,839	(167)	1,845	(1,678)	1,839
	$1,839	$(29)	$2,073	$(1,816)	$2,067
Condensed Consolidated Statement of Income

For the three months ended September 30, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$-	$2,634	$3,947	$(366)	$6,215
Insurance service expenses	-	(2,453)	(3,179)	488	(5,144)
Net expenses from reinsurance contracts held	-	23	15	(104)	(66)
Total insurance service result	-	204	783	18	1,005
Investment result
Net investment income (loss)	283	509	968	(495)	1,265
Insurance / reinsurance finance income (expenses)	-	(77)	(792)	(6)	(875)
Other investment result	-	39	(86)	(25)	(72)
Total investment result	283	471	90	(526)	318
Other revenue	(7)	140	1,624	(112)	1,645
Other expenses	(13)	(260)	(1,169)	64	(1,378)
Interest expenses	(110)	10	(872)	556	(416)
Net income (loss) before income taxes	153	565	456	-	1,174
Income tax (expenses) recoveries	(35)	(88)	174	-	51
Net income (loss) after income taxes	118	477	630	-	1,225
Equity in net income (loss) of unconsolidated subsidiaries	895	181	658	(1,734)	-
Net income (loss)	$1,013	$658	$1,288	$(1,734)	$1,225
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$25	$-	$25
Participating policyholders	-	(2)	188	1	187
Shareholders and other equity holders	1,013	660	1,075	(1,735)	1,013
	$1,013	$658	$1,288	$(1,734)	$1,225

Manulife Financial Corporation – Third Quarter 2024	130
Condensed Consolidated Statement of Income

For the nine months ended September 30, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$-	$8,221	$12,668	$(1,131)	$19,758
Insurance service expenses	-	(7,581)	(9,528)	1,130	(15,979)
Net expenses from reinsurance contracts held	-	(124)	(373)	30	(467)
Total insurance service result	-	516	2,767	29	3,312
Investment result
Net investment income (loss)	558	3,264	11,889	(794)	14,917
Insurance / reinsurance finance income (expenses)	-	(3,803)	(8,673)	(163)	(12,639)
Other investment result	-	44	(283)	(77)	(316)
Total investment result	558	(495)	2,933	(1,034)	1,962
Other revenue	(29)	659	5,299	(344)	5,585
Other expenses	(39)	(837)	(3,950)	205	(4,621)
Interest expenses	(366)	(36)	(2,003)	1,144	(1,261)
Net income (loss) before income taxes	124	(193)	5,046	-	4,977
Income tax (expenses) recoveries	(1)	155	(960)	-	(806)
Net income (loss) after income taxes	123	(38)	4,086	-	4,171
Equity in net income (loss) of unconsolidated subsidiaries	3,624	439	401	(4,464)	-
Net income (loss)	$3,747	$401	$4,487	$(4,464)	$4,171
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$225	$-	$225
Participating policyholders	-	136	199	(136)	199
Shareholders and other equity holders	3,747	265	4,063	(4,328)	3,747
	$3,747	$401	$4,487	$(4,464)	$4,171
Condensed Consolidated Statement of Income

For the nine months ended September 30, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$-	$7,166	$11,563	$(1,171)	$17,558
Insurance service expenses	-	(6,532)	(9,209)	1,323	(14,418)
Net expenses from reinsurance contracts held	-	(206)	(65)	(128)	(399)
Total insurance service result	-	428	2,289	24	2,741
Investment result
Net investment income (loss)	415	2,699	8,759	(636)	11,237
Insurance / reinsurance finance income (expenses)	-	(2,339)	(6,797)	96	(9,040)
Other investment result	-	87	(321)	(78)	(312)
Total investment result	415	447	1,641	(618)	1,885
Other revenue	14	542	4,815	(344)	5,027
Other expenses	(42)	(816)	(3,506)	204	(4,160)
Interest expenses	(324)	(23)	(1,551)	734	(1,164)
Net income (loss) before income taxes	63	578	3,688	-	4,329
Income tax (expenses) recoveries	16	(16)	(523)	-	(523)
Net income (loss) after income taxes	79	562	3,165	-	3,806
Equity in net income (loss) of unconsolidated subsidiaries	3,365	583	1,145	(5,093)	-
Net income (loss)	$3,444	$1,145	$4,310	$(5,093)	$3,806
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$105	$-	$105
Participating policyholders	-	(77)	257	77	257
Shareholders and other equity holders	3,444	1,222	3,948	(5,170)	3,444
	$3,444	$1,145	$4,310	$(5,093)	$3,806

Manulife Financial Corporation – Third Quarter 2024	131
Consolidated Statement of Cash Flows

For the nine months ended September 30, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$3,747	$401	$4,487	$(4,464)	$4,171
Adjustments:
Equity in net income of unconsolidated subsidiaries	(3,624)	(439)	(401)	4,464	-
Increase (decrease) in insurance contract net liabilities	-	323	10,807	-	11,130
Increase (decrease) in investment contract liabilities	-	106	243	-	349
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions	-	(125)	(444)	-	(569)
Amortization of (premium) discount on invested assets	-	28	(246)	-	(218)
CSM amortization	-	(323)	(1,430)	-	(1,753)
Other amortization	8	109	324	-	441
Net realized and unrealized (gains) losses and impairment on assets	(33)	666	(2,621)	-	(1,988)
Deferred income tax expenses (recoveries)	(2)	(30)	307	-	275
Net loss on reinsurance transactions (pre-tax)	-	33	38	-	71
Cash provided by (used in) operating activities before undernoted items	96	749	11,064	-	11,909
Dividends from unconsolidated subsidiaries	-	293	-	(293)	-
Changes in policy related and operating receivables and payables	(455)	2,551	5,361	-	7,457
Cash provided by (used in) operating activities	(359)	3,593	16,425	(293)	19,366
Investing activities
Purchases and mortgage advances	-	(16,206)	(86,088)	-	(102,294)
Disposals and repayments	-	12,564	74,747	-	87,311
Changes in investment broker net receivables and payables	-	123	448	-	571
Net cash increase (decrease) from sale (purchase) of subsidiaries	-	-	(324)	-	(324)
Investment in common shares of subsidiaries	(1,607)	-	-	1,607	-
Capital contribution to unconsolidated subsidiaries	-	(2)	-	2	-
Return of capital from unconsolidated subsidiaries	-	7	-	(7)	-
Notes receivable from parent	-	-	(37,729)	37,729	-
Notes receivable from subsidiaries	(32,489)	-	-	32,489	-
Cash provided by (used in) investing activities	(34,096)	(3,514)	(48,946)	71,820	(14,736)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	-	-	(131)	-	(131)
Issue of capital instruments, net	1,596	-	-	-	1,596
Redemption of capital instruments	(750)	(609)	-	-	(1,359)
Secured borrowing from securitization transactions	-	-	654	-	654
Changes in deposits from Bank clients, net	-	-	718	-	718
Lease payments	-	(2)	(89)	-	(91)
Shareholders’ dividends and other equity distributions	(2,360)	-	-	-	(2,360)
Common shares repurchased	(1,841)	-	-	-	(1,841)
Common shares issued, net	95	-	1,607	(1,607)	95
Contributions from (distributions to) non-controlling interests, net	-	-	(10)	-	(10)
Dividends paid to parent	-	-	(293)	293	-
Capital contributions by parent	-	-	2	(2)	-
Return of capital to parent	-	-	(7)	7	-
Notes payable to parent	-	-	32,489	(32,489)	-
Notes payable to subsidiaries	37,729	-	-	(37,729)	-
Cash provided by (used in) financing activities	34,469	(611)	34,940	(71,527)	(2,729)
Cash and short-term securities
Increase (decrease) during the period	14	(532)	2,419	-	1,901
Effect of foreign exchange rate changes on cash and short-term securities	1	99	304	-	404
Balance, beginning of period	86	4,004	15,794	-	19,884
Balance, end of period	101	3,571	18,517	-	22,189
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	86	4,329	15,923	-	20,338
Net payments in transit, included in other liabilities	-	(325)	(129)	-	(454)
Net cash and short-term securities, beginning of period	86	4,004	15,794	-	19,884
End of period
Gross cash and short-term securities	101	3,884	18,899	-	22,884
Net payments in transit, included in other liabilities	-	(313)	(382)	-	(695)
Net cash and short-term securities, end of period	$101	$3,571	$18,517	$-	$22,189
Supplemental disclosures on cash flow information:
Interest received	$542	$2,880	$7,726	$(1,186)	$9,962
Interest paid	423	35	1,911	(1,186)	1,183
Income taxes paid (refund)	7	9	646	-	662

Manulife Financial Corporation – Third Quarter 2024	132
Consolidated Statement of Cash Flows

For the nine months ended September 30, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$3,444	$1,145	$4,310	$(5,093)	$3,806
Adjustments:
Equity in net income of unconsolidated subsidiaries	(3,365)	(583)	(1,145)	5,093	-
Increase (decrease) in insurance contract net liabilities	-	348	2,049	-	2,397
Increase (decrease) in investment contract liabilities	-	(172)	484	-	312
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions	-	33	994	-	1,027
Amortization of (premium) discount on invested assets	-	25	(103)	-	(78)
CSM amortization	-	(348)	(1,047)	-	(1,395)
Other amortization	7	101	312	-	420
Net realized and unrealized (gains) losses and impairment on assets	7	763	26	-	796
Deferred income tax expenses (recoveries)	(18)	32	(109)	-	(95)
Stock option expense	-	(2)	2	-	-
Cash provided by (used in) operating activities before undernoted items	75	1,342	5,773	-	7,190
Dividends from unconsolidated subsidiaries	-	258	(408)	150	-
Changes in policy related and operating receivables and payables	(472)	(1,024)	8,561	-	7,065
Cash provided by (used in) operating activities	(397)	576	13,926	150	14,255
Investing activities
Purchases and mortgage advances	-	(10,619)	(49,012)	-	(59,631)
Disposals and repayments	-	11,238	40,430	-	51,668
Changes in investment broker net receivables and payables	-	68	356	-	424
Net cash increase (decrease) from sale (purchase) of subsidiaries	-	-	(1)	-	(1)
Investment in common shares of subsidiaries	(1,200)	-	-	1,200	-
Notes receivable from parent	-	-	(31,108)	31,108	-
Notes receivable from subsidiaries	(26,659)	-	-	26,659	-
Cash provided by (used in) investing activities	(27,859)	687	(39,335)	58,967	(7,540)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	-	-	(391)	-	(391)
Issue of capital instruments, net	1,194	-	-	-	1,194
Redemption of capital instruments	(600)	-	-	-	(600)
Secured borrowing from securitization transactions	-	-	412	-	412
Changes in deposits from Bank clients, net	-	-	(567)	-	(567)
Lease payments	-	(2)	(69)	-	(71)
Shareholders’ dividends and other equity distributions	(2,213)	-	-	-	(2,213)
Common shares repurchased	(1,262)	-	-	-	(1,262)
Common shares issued, net	54	-	1,200	(1,200)	54
Contributions from (distributions to) non-controlling interests, net	-	-	(14)	-	(14)
Dividends paid to parent	-	408	(258)	(150)	-
Notes payable to parent	-	-	26,659	(26,659)	-
Notes payable to subsidiaries	31,108	-	-	(31,108)	-
Cash provided by (used in) financing activities	28,281	406	26,972	(59,117)	(3,458)
Cash and short-term securities
Increase (decrease) during the period	25	1,669	1,563	-	3,257
Effect of foreign exchange rate changes on cash and short-term securities	-	(4)	(149)	-	(153)
Balance, beginning of period	63	2,215	16,357	-	18,635
Balance, end of period	88	3,880	17,771	-	21,739
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	63	2,614	16,476	-	19,153
Net payments in transit, included in other liabilities	-	(399)	(119)	-	(518)
Net cash and short-term securities, beginning of period	63	2,215	16,357	-	18,635
End of period
Gross cash and short-term securities	88	4,187	17,862	-	22,137
Net payments in transit, included in other liabilities	-	(307)	(91)	-	(398)
Net cash and short-term securities, end of period	$88	$3,880	$17,771	$-	$21,739
Supplemental disclosures on cash flow information:
Interest received	$442	$2,307	$7,295	$(973)	$9,071
Interest paid	375	72	1,684	(973)	1,158
Income taxes paid (refund)	2	7	242	-	251

Note 17 Comparatives
Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Manulife Financial Corporation – Third Quarter 2024	133

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION
HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone: 416 926-3000
Website: www.manulife.com
INVESTOR RELATIONS
Financial analysts, portfolio
managers and other investors
requiring financial information
may contact our Investor Relations
Department or access our website
at www.manulife.com
Email: InvestRel@manulife.com
SHAREHOLDER SERVICES
For information or assistance
regarding your share account,
including dividends, changes of
address or ownership, lost
certificates, to eliminate duplicate
mailings or to receive shareholder
material electronically, please
contact our Transfer Agents in
Canada, the United States, Hong
Kong or the Philippines. If you live
outside one of these countries, please
contact our Canadian Transfer Agent.

TRANSFER AGENTS
Canada
TSX Trust Company
301 - 100 Adelaide St. West
Toronto, ON Canada M5H 4H1
Toll Free: 1 800 783-9495
Collect: 416 682-3864
Email: manulifeinquiries@tmx.com
Website: www.tsxtrust.com
TSX Trust Company offices are also
located in Toronto, Vancouver and
Calgary.
United States
Equiniti Trust Company, LLC
P.O. Box 27757
Newark, NJ
United States 07101
Toll Free: 1 800 249-7702
Collect: 416 682-3864
Email: manulifeinquiries@tmx.com
Website: www.tsxtrust.com/manulife
Hong Kong
Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong
Telephone: 852 2980-1333
Email: is-enquiries@hk.tricorglobal.com
Website: www.tricoris.com

Philippines
RCBC Trust Company
Ground Floor, West Wing
GPL (Grepalife) Building
221 Senator Gil Puyat Avenue
Makati City, Metro Manila, Philippines
Telephone: 632 5318-8567
Email: rcbcstocktransfer@rcbc.com
Website: www.rcbc.com/stocktransfer
AUDITORS
Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
The following Manulife documents are
available online at www.manulife.com
•Annual Report and Proxy
Circular
•Notice of Annual Meeting
•Shareholders Reports
•Public Accountability Statement
•2023 Sustainability Report

Rating

Financial strength is a key factor in generating new
business, maintaining and expanding distribution relations
and providing a base for expansion, acquisitions and
growth. As at September 30, 2024, Manulife had total capital of C$78.3 billion, including C$49.6 billion of total
shareholders’ and other equity. The Manufacturers Life
Insurance Company’s financial strength ratings are among
the strongest in the insurance industry. Rating agencies
include AM Best Company (“AM Best”), DBRS Limited and
affiliated entities (“Morningstar DBRS”), Fitch Ratings Inc.
(“Fitch”), Moody’s Investors Service Inc. (“Moody’s”), and
S&P Global Ratings (“S&P”).
As at November 6, 2024
Rating Agency	MLI Rating	Rank
S&P	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch	AA	(3rd of 21 ratings)
Morningstar DBRS	AA	(3rd of 22 ratings)
AM Best	A+ (Superior)	(2nd of 13 ratings)

Common Stock Trading Data

The following values are the high, low and close
prices, including the average daily trading volume for
Manulife Financial Corporation’s common stock on
the Canadian exchanges, the U.S. exchanges, The
Stock Exchange of Hong Kong and the Philippine
Stock Exchange for the third quarter. The common
stock symbol is MFC on all exchanges except Hong
Kong where it is 945.
As at September 30, 2024, there were 1,759 million common shares outstanding.
July 1 – September 30, 2024	Canada Canadian $	U.S. United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$39.97	$29.63	$228.40	P 1,548
Low	$33.19	$24.13	$187.60	P 1,260
Close	$39.97	$29.55	$224.60	P 1,500
Average Daily Volume (000)	9,125	2,036	16	0.1

Manulife Financial Corporation – Third Quarter 2024	134
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the information when you want, no more waiting for the
mail.
The Manulife documents available electronically are:
•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholder Reports

These documents will be available to you on our website
www.manulife.com at the same time as they are mailed to
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We will notify you when documents will be available on the
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This information is also available for viewing or
downloading under quarterly reports from the Investor
Relations section of our website at www.manulife.com

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